Filed Pursuant to Rule 424(B)(4)
Registration No. 333-227614

PROSPECTUS

11,764,706 SHARES

CLASS A COMMON STOCK

This is an initial public offering of shares of Class A common stock of Revolve Group, Inc. We are offering 2,941,176 shares of our Class A common stock. The selling stockholders identified in this prospectus are offering an additional 8,823,530 shares of our Class A common stock. We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders.

Prior to this offering, there has been no public market for shares of our Class A common stock.

We have been approved to list our Class A common stock on the New York Stock Exchange under the symbol “RVLV.”

Following this offering, we will have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock will be identical, except for voting and conversion rights. Each share of Class A common stock will be entitled to one vote per share. Each share of Class B common stock will be entitled to ten votes per share and is convertible at any time into one share of Class A common stock. Following this offering, outstanding shares of Class B common stock will represent approximately 98% of the voting power of our outstanding capital stock, and outstanding shares of Class B common stock held by MMMK Development, Inc., an entity controlled by our co-chief executive officers, will represent approximately 67% of the voting power of our outstanding capital stock. Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the New York Stock Exchange. See “Management—Controlled Company Exemption.”

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012. Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 16.

PRICE $18.00 A SHARE

	Per Share	Total
Public Offering Price	$18.00	$211,764,708.00
Underwriting Discount(1)	$1.125	$13,235,294.25
Proceeds to Revolve Group, Inc. (before expenses)	$16.875	$49,632,345.00
Proceeds to the Selling Stockholders (before expenses)	$16.875	$148,897,068.75

(1) See “Underwriters” beginning on page 147 of this prospectus for additional information regarding underwriting compensation.

At our request, the underwriters have reserved up to 5% of the shares of Class A common stock offered by this prospectus for sale, at the initial public offering price, to certain individuals associated with us. See section titled “Underwriters—Directed Share Program.”

We and the selling stockholders have granted the underwriters an option for a period of 30 days to purchase an additional 1,764,705 shares of our Class A common stock at the initial public offering price less the underwriting discount to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Class A common stock to purchasers on June 11, 2019.

MORGAN STANLEY	CREDIT SUISSE	BofA MERRILL LYNCH

BARCLAYS	JEFFERIES

COWEN	GUGGENHEIM SECURITIES	RAYMOND JAMES	WILLIAM BLAIR

June 6, 2019

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide you with information that is different. We and the selling stockholders are offering to sell shares of our Class A common stock, and seeking offers to buy shares of our Class A common stock, only in jurisdictions where such offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Until and including July 1, 2019, 25 days after the date of this prospectus, all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

For investors outside of the United States: neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

We use REVOLVE, the REVOLVE logo, FORWARD, the FORWARD logo, FORWARD BY ELYSE WALKER, the FORWARD BY ELYSE WALKER logo, superdown and other marks as trademarks in the United States and other countries and territories. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. Before you decide to invest in our Class A common stock, you should read the entire prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus. In this prospectus, unless otherwise stated or the context otherwise indicates, references to “REVOLVE,” “we,” “us,” “our” and similar references refer, prior to the Corporate Conversion discussed elsewhere in this prospectus, to Revolve Group, LLC and its subsidiaries taken as a whole, and after the Corporate Conversion, to Revolve Group, Inc. and its subsidiaries taken as a whole.

REVOLVE GROUP, INC.

Overview

REVOLVE is the next-generation fashion retailer for Millennial and Generation Z consumers. As a trusted, premium lifestyle brand, and a go-to online source for discovery and inspiration, we deliver an engaging customer experience from a vast yet curated offering totaling over 45,000 apparel, footwear, accessories and beauty styles. Our dynamic platform connects a deeply engaged community of millions of consumers, thousands of global fashion influencers, and more than 500 emerging, established and owned brands. Through 16 years of continued investment in technology, data analytics, and innovative marketing and merchandising strategies, we have built a powerful platform and brand that we believe is connecting with the next generation of consumers and is redefining fashion retail for the 21st century.

REVOLVE was founded in 2003, with the vision of leveraging digital channels and technology to transform the shopping experience. We believed that traditional retail was either too mass or too limited, struggled to consistently provide on-trend merchandise, and was failing to connect with younger consumers. REVOLVE was created to offer a scaled, one-stop destination for youthful, aspirational consumers. We believe that our model, which is more targeted than department stores or mass market online retailers, and provides a greater selection than specialty retailers, allows us to more effectively serve consumers.

To improve on the merchandise offerings from traditional retail, we have built a custom, proprietary technology platform to manage nearly all aspects of our business, with a particular focus on developing sophisticated and highly automated inventory management, pricing, and trend-forecasting algorithms. Our proprietary technology leverages data from a vast net of hundreds of thousands of styles, up to 60 attributes per style, and millions of customer interactions, creating a strategic asset of hundreds of millions of data points. We have complemented these efforts with an organization built from the ground-up to make decisions in a data-first, customer centric way. Together, this enables a “read and react” merchandise approach; we make shallow initial buys, then use our proprietary technology to identify and re-order strong sellers, turning the fashion cycle from a predictive art to a data-driven science. This approach facilitates constant newness, with over 1,000 new styles launched per week on average, while mitigating fashion and inventory risk. As a result, in 2018, approximately 79% of our net sales were at full price, which we define as sales at not less than 95% of the full retail price, an increase from 75% in 2017.

Our powerful brand and innovative marketing strategy connects with the increasingly important Millennial and Generation Z demographics. These consumers, who came of age in a hyper-connected, digital world, have unique shopping preferences, spend their time in different mediums, and respond to a different style of messaging than generations past. While our marketing competencies extend well beyond social media, we are recognized as a pioneer and a leader in social media and influencer marketing. We have built a community of over 3,500 influencers and brand partners, including many of the most influential social media celebrities in the world, whom we track and manage using our proprietary internal technology platform. Through our deep relationships, history of mutually beneficial partnerships, buzzworthy social events, and recognized leadership position, we believe we have become a partner of choice for influencers worldwide, leading to a significant competitive advantage. These marketing efforts deliver authentic, aspirational experiences and lifestyle content that drive loyalty and engagement. We pair this emotional brand marketing with sophisticated, data-driven performance marketing to further drive profitable customer acquisition, retention and lifetime value.

Our data-driven merchandising and innovative marketing competencies enable a powerful owned brand strategy that drives consumer demand, increases control of our supply chain, and expands profit margins. We have built a portfolio of 21 owned brands, each crafted with unique attributes and supported by independent marketing investments. We believe our consumers perceive these as highly desirable, independent brands, rather than private labels or house brands. As a result, during the 12 months ended March 31, 2019, our owned brands represented eight out of our top 10 brands, 32.6% of the REVOLVE segment’s net sales, and four out of the top five brand search terms on external search engines that led to a purchase. Owned brands are significantly more productive on a units sold per style basis, have higher average unit revenue than third-party brands, and generate meaningfully higher gross margins as compared to third-party brands.

We founded REVOLVE with the goal of transforming the retail shopping experience. All of this is resonating with our target consumers, as evidenced by our strong customer loyalty and revenue retention, and our rapidly growing revenue and profits. In 2018, we:

•	had an average of 9.4 million unique visitors per month;

•	delivered approximately 79% of net sales at full price;

•	retained 89% of net sales from the prior year’s customers;

•	had an average order value of $279; and

•	delivered gross margin of 53.2%.

In 2018, we reported $498.7 million in net sales, $30.6 million in net income and $46.5 million in Adjusted EBITDA, representing growth of 24.8%, 512.8% and 63.7%, respectively, from 2017. For the three months ended March 31, 2019, we reported $137.3 million in net sales, $5.0 million in net income and $8.5 million in Adjusted EBITDA, representing growth of 21.2%, and decreases of 6.9% and 1.7%, respectively, from the three months ended March 31, 2018. Adjusted EBITDA is a non-GAAP measure. For further information about how we calculate Adjusted EBITDA, limitations of its use and a reconciliation of Adjusted EBITDA to net income, see “Selected Consolidated Financial and Other Data—Other Financial and Operating Data.”

Relative to our scale, we are highly efficient and require modest capital expenditures to support our operations. We have raised only $15.0 million in primary outside equity capital to date and have been profitable on a taxable income basis for 15 out of our 16-year operating history.

Net Sales ($MM)	Gross Margin	Net Income ($MM)	Adjusted EBITDA ($MM) Adjusted EBITDA Margin (%)

(1)	Twelve months ended March 31, 2019

Our Industry

Large and Growing Addressable Market

We participate in the large and growing apparel and footwear, accessories and beauty sectors. According to Euromonitor International, Ltd., a market research firm:

•	The global apparel and footwear, accessories and beauty market was $2.9 trillion in 2018 and is expected to reach $3.4 trillion in 2021, growing at a compound annual growth rate, or CAGR, of 5.3%.

•	The U.S. apparel and footwear, accessories and beauty market was $564 billion in 2018 and is expected to reach $622 billion in 2021, growing at a CAGR of 3.3%.

We believe the key drivers shaping growth within these markets include favorable demographic trends, constant product newness and the proliferation of emerging brands, as well as an increased focus on fashion and beauty as a reflection of self-expression.

Significant Growth in Digital Channels

Consumers are increasingly using digital channels to make purchases, and as a result, the growth of online sales has outpaced that of traditional brick-and-mortar channels. According to Euromonitor:

•	The global online apparel and footwear, accessories and beauty market was $520 billion in 2018 and is expected to reach $740 billion in 2021, growing at a CAGR of 12.5%.

•	The U.S. online apparel and footwear, accessories and beauty market was $117 billion in 2018 and is expected to reach $170 billion in 2021, growing at a CAGR of 13.2%.

•

Online penetration in apparel and footwear, accessories and beauty has increased from 4.1% to 18.0% globally and 6.9% to 20.8% in the United States from 2009 to 2018. Online penetration is expected to reach 22.0% globally and 27.4% in the United States by 2021.

Mobile sales in particular have rapidly increased as consumers leverage their ability to discover, browse and purchase anytime from anywhere through their smartphones. According to the State of the U.S. Online Retail

Economy (Q1 2018) report by comScore, Inc., an Internet analytics company:

•	Mobile commerce discretionary spending grew 40% year-over-year for the fourth quarter of 2017.

•	Mobile commerce represented 24% of U.S. digital commerce dollars for the fourth quarter of 2017, compared to 13% for the fourth quarter of 2014.

Media Consumption and Shopping Behaviors of Next-Generation Consumers

Consumers, especially Millennials (born between 1982 and 2000) and Generation Z (born after 2000), are spending more and more time on digital media and less time on more traditional forms of print media.

The nature of consumer engagement with brands and retailers is evolving in tandem with the transition to digital channels. Next-generation consumers often aspire to express their individual style through fashion and beauty. More than older generations of consumers, they frequently seek an emotional connection with brands that are unique and on-trend and resonate with their values. They look to social media and digital content from influencers as their source of inspiration and discovery and to inform their purchasing decisions. We believe that traditional retailers, with their emphasis on appealing to broad demographic ranges, have struggled to create personal connections with these younger consumers.

Influencers have an outsized impact on the purchasing behaviors of next-generation consumers. Influencers maintain a social media presence on platforms such as Instagram or YouTube, and have thousands or even millions of followers who view, comment, like, and share their fashion and lifestyle posts. Influencers can have a more powerful impact than traditional advertising methods because they bring their followers into their daily lives and share their personal tastes and preferences in an authentic way.

This evolution in consumer behavior accompanies a significant transition of purchasing power to the Millennial generation. According to the 2015 U.S. Census Bureau, Millennials accounted for more than 25% of the U.S. population, exceeding the number of baby boomers and making it the largest percentage of the workforce in the United States. Further, according to the U.S. Bureau of Labor Statistics, people born after 1981, including Millennials and Generation Z, accounted for approximately $1.7 trillion or 22% of the nation’s total consumer expenditure in 2017. We expect this number to significantly increase as Millennials enter their peak earning years and an increasing percentage of Generation Z joins the workforce.

Next-Generation Consumers are Underserved by Retail and eCommerce

Although the apparel and footwear, accessories and beauty sectors are large, next-generation consumers are currently underserved by traditional brick-and-mortar and online retailers. Department stores and national retailers try to serve a broad demographic with ubiquitous brands and are slow to react to changing trends. Specialty boutiques, while highly curated, often offer a narrow assortment and are limited in their reach. Online retailers tend to deliver a purely transactional customer experience, with limited original fashion content and style advice to facilitate inspiration and discovery. As a fashion authority that is deeply connected to next-generation consumers, we are poised to capitalize on this sizeable yet underserved market.

Competitive Strengths

Leading Millennial Destination for Online Fashion. We believe we are the leading U.S. online destination targeted towards Millennial consumers seeking premium fashion. In 2018, we generated $498.7 million in net sales, served approximately 1,175,000 active customers, and delivered over 110,000 unique styles, which we believe makes us one of the largest standalone fashion eCommerce businesses in the United States. Our average apparel order value was $279 in 2018, which is reflective of our focus on premium merchandise and our differentiation from mass market or value-based retailers. Our business is specifically targeted towards

Millennial consumers, who are substantially younger than the customers of legacy premium department stores, which have reported average customer age of over 42. We believe this more specific targeting results in a better experience for our customer, leading to out-sized growth rates, strong customer loyalty, and increases in market share over time. During the 12 months ended March 31, 2019, we generated, on average, 9.8 million unique visitors per month, compared to 7.8 million unique visitors per month during the 12 months ended March 31, 2018, reflecting the increasing appeal of our site. A unique visitor is anyone who visits any of our websites and mobile applications at least once during the month, not counting repeat visits from the same visitor, as tracked by internal and third-party clickstream tracking tools. We further believe our scaled leadership position has strong network effects among our customers, brands, and influencers, as we are able to provide increasing value to each of those constituents as our scale and leadership position increases.

Data-driven Merchandising Model. Our disciplined, data-driven merchandising approach allows us to offer a broad, yet curated assortment of on-trend apparel and accessories while minimizing fashion and inventory risk. We believe our approach turns the fashion buying cycle from a predictive art into a data-driven science, thus maximizing our ability to react quickly to changing trends. We employ a “read and react” model that combines qualitative and quantitative decision-making to identify trends, curate assortments, facilitate our merchandise planning and re-order processes, and manage pricing. Our technology enables us to automate the rapid identification of new trends and emerging brands, allowing us to offer a vast and diversified product assortment that does not rely on any given trend or style and has minimal overlap with other retailers. Furthermore, by introducing products daily in limited quantities, we create a sense of urgency for our customers. As a result, in 2018, sales of products at full retail price represented approximately 79% of total net sales.

The REVOLVE Brand. Since inception, we have worked to build a deep connection with our community of youthful, aspirational consumers. Our consumers frequently engage with our websites and mobile applications, which we collectively refer to as our sites, coming to us for our inspiring content and styling, and our distinct and constantly changing assortment of on-trend fashion. REVOLVE is a brand in its own right, commanding a premium positioning, strong consumer affinity and reputation as a key fashion influencer for the Millennial consumer. In 2018, approximately 57% of net sales came from customers that visited our sites at least twice each week. As our scale grows, our brand value is increasingly becoming a significant point of differentiation with customers, influencers and third-party brands.

Innovative Marketing Approach. REVOLVE’s marketing approach is integrated across all parts of the customer funnel and allows us to efficiently increase brand awareness, promote customer acquisition, encourage retention and maximize lifetime customer value. We have a history of being a leader in innovative digital and community-driven marketing and we believe have positioned ourselves as a preferred partner for influencers and traditional marketing providers. With over 5.5 million Instagram followers as of March 31, 2019 across REVOLVE, FORWARD and our owned brands, we continuously provide our customers with aspirational and engaging content and amplify our message in a highly efficient manner through our network of over 3,500 influencers and buzzworthy social events. In the 12 months ended March 31, 2019, we drove 56% of traffic for REVOLVE from free and low-cost sources, as measured by the visitors that landed on the REVOLVE website or mobile application directly, via email marketing links, or though paid branded search terms and organic search results (regardless of whether a purchase was made). Our brand marketing reach has increased rapidly, particularly surrounding events such as #REVOLVEfestival. We pair our social media and community-driven brand marketing with sophisticated performance marketing efforts, including retargeting, paid search/product listing ads, affiliate marketing, paid social, search engine optimization, personalized email marketing and mobile “push” communications through our app, which together support our highly attractive customer acquisition and retention metrics.

Deep Connection with Our Loyal Customers. We understand the next-generation consumer: who she is, who she follows for fashion and lifestyle inspiration, how she communicates with friends, how to speak with her and what she wants to wear. We engage with her through social media, events, press and other digital channels, generating multiple touchpoints in a way that we believe traditional retailers and brands do not. We integrate our marketing content with our product curation, visual merchandising, and editorial content, using our “Hot List,” daily product stories, and head-to-toe style suggestions to create an inspirational user experience and enhance our reputation as a fashion discovery destination. We enhance our customer experience and encourage our customers to use the home as a dressing room through exceptional customer service and a no-hassle free shipping and returns policy, which we have offered since our launch in 2003, making us one of the pioneers of free returns. She rewards our efforts with her loyalty, as demonstrated by our strong customer economics. Our low customer acquisition cost, strong net revenue retention rates and high average order values drive attractive customer lifetime value and rapid payback, with the average contribution margin from a customer exceeding our average customer acquisition cost within a short timeframe.

Unique Owned Brand Platform. We leverage our data-driven merchandising model to optimize our product assortment through the development of new owned brands and additional styles within our existing portfolio of owned brands. Our team develops brands that embody a unique aesthetic and authentic point of view, using our proprietary data analytics to identify trends and assortment gaps and inform design and merchandising decisions, and supporting them with robust brand marketing. Unlike traditional private label, our owned brands command pricing similar to third-party brands due to their brand equity. Further, the owned brand portfolio enhances loyalty, given that the substantial majority of our owned brand styles are available only on the REVOLVE site. We bring new products to market quickly by working with a flexible network of manufacturing partners that enable us to order in small initial order quantities and employ our “read and react” model. The broad reach of our pioneering social media–driven marketing and events generate instant consumer appeal and credibility for our owned brands, expanding our reach and driving incremental traffic to our sites. The higher margin profile of our owned brands provides us with the opportunity to expand profitability and further invest in our business.

Proprietary, Scalable Technology and Data Analytics Platform. Our proprietary, scalable technology and data analytics platform efficiently and seamlessly manages our merchandising, marketing, product development, sourcing, and pricing decisions. We have a proven history of leveraging our technology platform to flexibly expand capacity in a capital-efficient manner. We leverage a strategic asset of hundreds of millions of data points, drawing from 16 years of data across hundreds of thousands of styles, up to 60 attributes per style, and millions of customer interactions. This data is leveraged throughout our operations to provide an optimized product offering, tailor our marketing efforts and continually enhance the experience on our sites. Our team of engineers and data scientists continuously innovates to improve our platform and business processes to best serve our customers.

Founder-led Management and Innovative Culture. Our co-CEOs, Michael and Mike, founded REVOLVE with the goal to transform the apparel shopping experience by leveraging data, innovative business strategies and the emerging eCommerce channel. Our founders’ inspiration to create an innovative and data-driven culture continues to influence everything we do. Our company culture and team mirror the attributes of our core customer; we are socially engaged, digital-first, high energy, results driven and collaborative. We hire people who are passionate about fashion, technology and entrepreneurialism, and who are not burdened by conventional notions of traditional retail. We encourage creativity and focus on constant improvement, and we give our employees the opportunity to make an immediate contribution to our business. This culture, together with our singular focus on customer experience and our commitment to maximizing value over the long term, gives us an edge to anticipate and react to the evolving shopping behavior of our consumers.

Growth Strategies

Continue to Acquire New Customers. We generate a significant return on our customer acquisition investments. The contribution margin from a customer’s initial order exceeds our customer acquisition cost, on average, and repeat purchase behavior generates an attractive ratio of customer lifetime value to customer acquisition cost. We believe there is significant room to expand our customer base and thus will continue to invest in attracting new customers to the REVOLVE community and convert them into active customers. We believe we are less than 3% penetrated in our core demographic of 18- to 44- year old women in the United States, based on the number of active customers and U.S. census data, with younger and international consumers representing a significant additional opportunity. We believe we are well-positioned to convert younger consumers into active customers and capture more of their wallet share as Millennials enter their peak earning years and Generation Z enter the workforce.

Continue to Increase Customer Loyalty and Wallet Share. We intend to deepen our existing customer relationships to improve our already strong revenue retention and increase our wallet share. We are enhancing our customer experience by continuing to refine our customer segmentation, increasing personalization, launching progressive web apps for our mobile site, and providing additional opportunities to pre-order coveted products. Additionally, we are building a more holistic offering by increasing our footwear and accessories assortment and expanding our nascent loyalty and preferred customer programs for high-value consumers. Our preferred customer program sends high-value customers products specifically curated for her by our stylists. The loyalty program affords these customers additional benefits such as early access to new styles and invitations to exclusive REVOLVE events. Each of these initiatives is designed to increase revenue per customer and take advantage of the rising spending power of the next generation of consumers.

Grow Sales of Owned Brands. We intend to continue optimizing our assortment to drive revenue and profitability growth by introducing new owned brands and expanding our current owned brands into additional styles and categories. The percentage of the REVOLVE segment’s net sales represented by owned brands has almost doubled since 2017, reaching 35.8% for the three months ended March 31, 2019. Owned brands are some of the most sought-after items on our platform. During the 12 months ended March 31, 2019, four of the top five brand search terms on external search engines that led to a purchase were our owned brands. Owned brands are significantly more productive on a unit sold per style basis, have higher average unit revenue than third-party brands, and generate meaningfully higher gross margins as compared to third-party brands.

Grow International Sales. We intend to leverage the global reach of the REVOLVE brand and our influencer network to accelerate growth outside of the United States. In 2018, net sales shipped to customers internationally represented 17.9% of net sales while over 45% of our social media followers across Instagram and Facebook were located outside of the United States. In May 2018, we began offering a more localized shopping experience to customers in the United Kingdom and the European Union by offering prices inclusive of regional taxes and duties and improving our distribution and fulfillment capabilities to simplify the ordering and return process. We continue to expand this localized shopping experience to customers in other countries and regions, including Australia in late 2018. While still early, this improved experience is resonating with our customers in these regions and the initial financial results are positive. We intend to increase our investment in Europe, Australia, Canada and, over the longer term, broader Asia Pacific, to bring the full power of our platform to consumers globally. In addition, we intend to expand the global footprint of our influencer network to better connect with customers outside our core U.S. market.

Enhance and Broaden Our Offering. We intend to leverage our community and influencer network and integrated, data-driven operating model to expand our share of adjacent markets through a strategic mix of third-party and owned brands. Areas of potential expansion are:

•	Luxury. We plan to profitably scale our FORWARD segment over time, attracting new customers while cross-selling to current REVOLVE customers as their spending power increases.

•	Beauty. Launched in late 2016, beauty represents one of our fastest growing categories and we plan to further increase our assortment.

•

Lower Price Point. With the launch of superdown, a standalone lower price point site, in March 2019, we believe we can capture additional customers and wallet share through an expanded lower price point offering.

•	Men’s. We believe the Millennial men’s market is underserved and represents a long-term opportunity.

We may also pursue targeted acquisitions that will allow us to enhance our offering, enter new geographies or augment existing capabilities.

Continue to Innovate. We are innovating across our user interface, technology platform, supply chain and distribution capabilities to improve service levels, further enhance and personalize customer experience, and reduce lead times for our owned brands portfolio. We intend to continue to leverage our technology and owned brand platform to further vertically integrate our operations. We also intend to leverage advancements in artificial intelligence and machine learning to refine our merchandising and marketing capabilities, including visual search capabilities and further size and fit optimization.

Summary Risk Factors

Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” included elsewhere in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks include the following:

•	If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed; our recent growth rates may not be sustainable or indicative of our future growth.

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If we are unable to anticipate and respond to changing customer preferences and shifts in fashion and industry trends in a timely manner, our business, financial condition and operating results could be harmed.

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Our business depends on our ability to maintain a strong community of brands, engaged customers and influencers. We may not be able to maintain and enhance our existing brand community if we receive customer complaints, negative publicity or otherwise fail to live up to consumers’ expectations, which could materially adversely affect our business, operating results and growth prospects.

•	Our industry is highly competitive and if we do not compete effectively, our operating results could be adversely affected.

•	We may be unable to accurately forecast net sales and appropriately plan our expenses in the future. Our quarterly operating results may fluctuate, which could cause our stock price to decline.

•

Failure to comply with federal, state and international laws and regulations and our contractual obligations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could harm our reputation or adversely affect our business and our financial condition.

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We have identified a material weakness in our internal control over financial reporting, and if we have failed to remediate this weakness and maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

•	If we fail to acquire new customers, or fail to do so in a cost-effective manner, we may not be able to increase net sales per active customer or achieve profitability.

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If we fail to retain existing customers, or fail to maintain average order value levels, we may not be able to maintain our revenue base and margins, which would have a material adverse effect on our business and operating results.

•	We purchase inventory in anticipation of sales, and if we are unable to manage our inventory effectively, our operating results could be adversely affected.

•	We rely on consumer discretionary spending, which may be adversely affected by economic downturns and other macroeconomic conditions or trends.

•	Our inability to develop and introduce new merchandise offerings in a timely and cost-effective manner may damage our business, financial condition and operating results.

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The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers, directors and their affiliates, and it may depress the trading price of our Class A common stock.

Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including matters set forth in the section captioned “Risk Factors.”

Corporate Conversion

We previously operated as a Delaware limited liability company under the name Revolve Group, LLC. In connection with this offering, Revolve Group, LLC converted into a Delaware corporation pursuant to a statutory conversion and changed its name to Revolve Group, Inc. on June 6, 2019. In this prospectus, we refer to all of the transactions related to our conversion to a corporation described above as the Corporate Conversion.

In conjunction with the Corporate Conversion, all of the outstanding Class T and Class A Units of Revolve Group, LLC were converted into an aggregate of 67,889,013 shares of our Class B common stock. The holders of Class T Units first received an aggregate of 2,400,960 shares, representing the total preference amount for the Class T Units. The remaining 65,488,053 shares of our Class B common stock were allocated pro rata to the Class T and Class A unitholders, based on the number of units held by each holder.

We will use $40.8 million of the net proceeds from this offering to repurchase an aggregate of 2,400,960 shares of Class B common stock held by TSG Eminent Holdings, L.P. and certain of its affiliates, or TSG, and Capretto, LLC, or Capretto.

Revolve Group, Inc. continues to hold all property and assets of Revolve Group, LLC and assumed all of the debts and obligations of Revolve Group, LLC. Revolve Group, Inc. is governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of which are described in the section captioned “Description of Capital Stock.” On the effective date of the Corporate Conversion, the members of the board of managers of Revolve Group, LLC became the members of the board of directors of Revolve Group, Inc., and the officers of Revolve Group, LLC became the officers of Revolve Group, Inc.

Corporate Information

We were originally formed as Advance Holdings, LLC in December 2012 as a Delaware limited liability company. In October 2018, we changed our name to “Revolve Group, LLC.” On June 6, 2019, we converted into a Delaware corporation pursuant to a statutory conversion and were renamed Revolve Group, Inc. See the section captioned “Corporate Conversion.” Our principal executive office is located at 16800 Edwards Road, Cerritos, California 90703. Our telephone number is (562) 677-9480. Our website is www.revolve.com. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	reduced obligations with respect to financial data, including presenting only two years of audited consolidated financial statements and only two years of selected financial data;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Section 107 of the JOBS Act provides that any decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. We have elected to use this extended transition period under the JOBS Act.

We may take advantage of these provisions for up to five years or until such earlier time when we no longer qualify as an emerging growth company. We will cease to be an emerging growth company upon the earliest of (1) the end of the fiscal year following the fifth anniversary of this offering; (2) the last day of the fiscal year during which our annual gross revenues are $1.07 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year. We may choose to take advantage of some or all of these reduced reporting burdens.

THE OFFERING

Class A common stock offered by us	2,941,176 shares

Class A common stock offered by the selling stockholders	8,823,530 shares

Class A common stock to be outstanding immediately after this offering	11,764,706 shares (or 13,529,411 shares if the underwriters exercise their option to purchase additional shares in full)

Class B common stock to be outstanding immediately after this offering	56,664,523 shares (or 55,340,994 shares if the underwriters exercise their option to purchase additional shares in full)

Total Class A and Class B common stock to be outstanding after this offering	68,429,229 shares

Over-allotment option to purchase additional shares of Class A common stock	1,764,705 shares

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $45.8 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock and improve our brand awareness. We intend to use $40.8 million of the net proceeds from this offering to repurchase an aggregate of 2,400,960 shares of Class B common stock from TSG and Capretto. We intend to use the remainder of the net proceeds from this offering for working capital and other general corporate purposes; however, we do not currently have specific planned uses for the proceeds. We may also use a portion of our net proceeds to acquire or invest in additional brands or businesses; however, we currently have no agreements or commitments to complete any such transactions.

We will not receive any proceeds from the sale of shares of common stock by the selling stockholders. See the section captioned “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Voting rights	We have two classes of common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except for voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is convertible at any time into one share of Class A common stock. Following this offering, outstanding shares of our Class B common stock will represent approximately 98% of the voting power of our outstanding capital stock, and outstanding shares of Class B common stock held by MMMK Development, Inc., an entity controlled by our co-chief executive officers, will represent approximately 67% of the voting power of our outstanding capital stock. See in section captioned “Description of Capital Stock.”

Directed Share Program	At our request, the underwriters have reserved up to 588,235 shares of Class A common stock, or 5% of the shares offered by this prospectus, for sale at the initial public offering price to individuals through a directed share program, including our directors, executive officers and employees, as well as friends and family members of our executive officers and certain members of senior management, and persons with whom we have a business relationship, to the extent permitted by local securities laws and regulations. If purchased by these persons, these shares will not be subject to a lock-up restriction, except in the case of shares purchased by any director, executive officer or employee, which will be subject to a 180-day lock-up restriction. The number of shares of Class A common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares of our Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our Class A common stock offered by this prospectus. We have agreed to indemnify Morgan Stanley & Co. LLC and its affiliates against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares. See the section captioned “Underwriters.”

NYSE trading symbol	“RVLV”

Risk factors	See the section captioned “Risk Factors” beginning on page 16 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

The number of shares of our common stock outstanding immediately after this offering is based on 11,764,706 shares of Class A common stock and 56,664,523 shares of Class B common stock outstanding as of March 31, 2019, after giving effect to the Corporate Conversion, and excludes:

•	5,130,502 shares of our Class B common stock issuable upon the exercise of outstanding stock options, as of March 31, 2019, having a weighted-average exercise price of $6.21;

•	4,500,000 shares of Class A common stock reserved for future issuance under our 2019 Equity Incentive Plan, which became effective on the date of this prospectus; and

•	1,400,000 shares of Class A common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, which became effective on the date of this prospectus.

Except as otherwise indicated, all information in this prospectus assumes:

•	a 1-for-22.31 reverse unit split of the Class A units and Class T units of Revolve Group, LLC, which became effective as of May 24, 2019;

•

the completion of the Corporate Conversion, as a result of which all outstanding Class A units of Revolve Group, LLC were converted into 41,936,219 shares of Class B common stock and all outstanding Class T units of Revolve Group, LLC were converted into 25,952,794 shares of Class B common stock of Revolve Group, Inc.;

•	the repurchase by us of an aggregate of 2,400,960 shares of Class B common stock from TSG and Capretto with the proceeds from this offering;

•	the automatic conversion of 8,823,530 shares of Class B common stock into an equivalent number of shares of Class A common stock upon their sale by the selling stockholders in this offering; and

•	no exercise of the underwriters’ option to purchase additional shares.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth a summary of our historical consolidated financial data as of, and for the periods ended on, the dates indicated. The consolidated statements of income and cash flows data for the years ended December 31, 2017 and 2018 are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of income and cash flows data for the year ended December 31, 2016 are derived from our audited consolidated financial statements and related notes not included elsewhere in this prospectus. The consolidated statements of income and cash flows data for the three months ended March 31, 2018 and 2019 and the consolidated balance sheet data as of March 31, 2019 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal recurring adjustments that, in our opinion, are necessary to state fairly the financial information set forth in those statements. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results, and the results of operations for the three months ended March 31, 2019 are not necessarily indicative of results for the full year. The summary consolidated financial data in this section are not intended to replace the consolidated financial statements and the related notes, and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statement of Income Data:

	Years Ended December 31,			Three Months Ended March 31,
	2016	2017	2018	2018	2019
	(in thousands, except per unit and per share data)
				(unaudited)
Net sales	$312,082	$399,597	$498,739	$113,305	$137,343
Cost of sales	166,707	205,907	233,433	56,872	66,589

Gross profit	145,375	193,690	265,306	56,433	70,754
Operating expenses:
Fulfillment	8,618	9,458	13,292	2,782	4,495
Selling and distribution	42,114	50,766	70,621	15,853	20,591
Marketing	39,000	55,476	74,394	15,353	19,498
General and administrative	50,102	57,468	65,201	14,940	19,269

Total operating expenses	139,834	173,168	223,508	48,928	63,853

Income from operations	5,541	20,522	41,798	7,505	6,901
Other expense, net	895	1,431	631	197	216

Income before income taxes	4,646	19,091	41,167	7,308	6,685
Provision for income tax	2,448	14,091	10,529	1,976	1,723

Net income	2,198	5,000	30,638	5,332	4,962
Less: Net loss attributable to non-controlling interest	205	347	47	47	—

Net income attributable to Revolve Group, LLC	$2,403	$5,347	$30,685	$5,379	$4,962

Net income per unit attributable to common unit holders:
Basic	$0.04	$0.08	$0.47	$0.08	$0.08

Diluted	$0.04	$0.08	$0.44	$0.08	$0.07

Weighted average common units outstanding:
Basic	41,936	41,936	41,936	41,936	41,936
Diluted	43,786	44,044	44,584	44,183	44,821
Pro forma earnings per share attributable to common stockholders (unaudited)(1):
Basic			$0.45		$0.07

Diluted			$0.44		$0.07

Pro forma weighted average common shares outstanding (unaudited)(1):
Basic			67,627		67,889
Diluted			70,276		70,776

(1)

See Note 12 to our consolidated financial statements for an explanation of the calculations of our pro forma basic and diluted earnings per share attributable to common stockholders and the pro forma weighted-average common shares used in the computation of the per share amounts.

Consolidated Statement of Cash Flows Data:

	Years Ended December 31,			Three Months Ended March 31,
	2016	2017	2018	2018	2019
	(in thousands)
				(unaudited)
Net cash (used in) provided by:
Operating activities	$(1,490)	$16,479	$26,655	$12,156	$15,924
Investing activities	(3,026)	(2,262)	(3,045)	(440)	(4,987)
Financing activities	5,142	(15,086)	(17,621)	(15,100)	(248)

Other Financial and Operating Data:

	Years Ended December 31,			Three Months Ended March 31,
	2016	2017	2018	2018	2019
	(in thousands, except average order value and percentages)
				(unaudited)
Gross margin(1)	46.6%	48.5%	53.2%	49.8%	51.5%
Adjusted EBITDA(1)	$9,520	$28,428	$46,495	$8,697	$8,549
Free cash flow(1)	$(4,516)	$14,217	$23,610	$11,716	$10,937
Active customers(1)	712	842	1,175	904	1,262
Total orders placed(1)	1,999	2,552	3,710	817	1,135
Average order value(1)	$293	$304	$279	$282	$259

(2)	See the section titled “Selected Consolidated Financial and Other Data—Other Financial and Operating Data” for information on how we define and calculate this measure.

Consolidated Balance Sheet Data:

	As of March 31, 2019
	Actual	Pro Forma(1)		Pro Forma as Adjusted(2)
	(in thousands)
	(unaudited)
Cash	$27,201	$	27,201	$32,228
Working capital	57,890		57,890	62,917
Total assets	191,522		191,522	196,549
Total liabilities	105,802		105,802	105,802
Total equity	85,720		85,720	90,748

(1)

The pro forma consolidated balance sheet data gives effect to (a) the Corporate Conversion which was effected on June 6, 2019 and (b) the filing and effectiveness of our certificate of incorporation that will be in effect on the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data reflects (a) the items described in footnote (1) above, (b) our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering at the initial public offering price of $18.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses and (c) the repurchase by us of 2,400,960 shares of Class B common stock from TSG and Capretto at a price of $18.00 per share.

RISK FACTORS

Investing in our Class A common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the risks and uncertainties described below, which we believe are material risks of our business and this offering. Our business, financial condition, operating results or growth prospects could be harmed by any of these risks. In such an event, the trading price of our Class A common stock could decline, and you may lose all or part of your investment. In assessing these risks, you should also refer to all of the other information contained in this prospectus, including our consolidated financial statements and related notes. Please also see “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business and Industry

If we fail to effectively manage our growth, our business, financial condition and operating results could be harmed.

We have grown rapidly, with our net sales increasing from $399.6 million for 2017 to $498.7 million for 2018. To effectively manage our growth, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems, and expand, train and manage our employee base. Since our inception, we have rapidly increased our employee headcount to support the growth of our business. The number of our employees increased from 742 as of December 31, 2017 to 983 as of December 31, 2018. We have expanded across all areas of our business. To support continued growth, we must effectively integrate, develop and motivate a large number of new employees while maintaining our corporate culture. We face significant competition for personnel. To attract top talent, we have had to offer, and expect to continue to offer, competitive compensation and benefits packages before we can validate the productivity of new employees. We may also need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. The risks associated with a rapidly growing workforce will be particularly acute if we choose to expand into new merchandise categories and internationally. Additionally, we may not be able to hire new employees quickly enough to meet our needs. If we fail to effectively manage our hiring needs or successfully integrate new hires, our efficiency, our ability to meet forecasts and our employee morale, productivity and retention could suffer, which may have an adverse effect on our business, financial condition and operating results.

We are also required to manage numerous relationships with various vendors and other third parties. Further growth of our operations, vendor base, fulfillment centers, information technology systems or internal controls and procedures may not be adequate to support our operations. If we are unable to manage the growth of our organization effectively, our business, financial condition and operating results may be adversely affected.

If we are unable to anticipate and respond to changing customer preferences and shifts in fashion and industry trends in a timely manner, our business, financial condition and operating results could be harmed.

Our success largely depends on our ability to consistently gauge tastes and trends and provide a balanced assortment of merchandise that satisfies customer demands in a timely manner. We typically enter into agreements to manufacture and purchase our merchandise in advance of the applicable selling season and our failure to anticipate, identify or react appropriately, or in a timely manner to changes in customer preferences, tastes and trends or economic conditions could lead to, among other things, missed opportunities, excess inventory or inventory shortages, markdowns and write-offs, all of which could negatively impact our profitability and have a material adverse effect on our business, financial condition and operating results. Failure to respond to changing customer preferences and fashion trends could also negatively impact our brand image with our customers and result in diminished brand loyalty.

Our business depends on our ability to maintain a strong community of brands, engaged customers and influencers. We may not be able to maintain and enhance our existing brand community if we receive customer complaints, negative publicity or otherwise fail to live up to consumers’ expectations, which could materially adversely affect our business, operating results and growth prospects.

Over the course of 2018, we offered over 850 emerging and established brands through REVOLVE, including 21 brands developed and owned by us, which we refer to as owned brands, and over 250 brands through FORWARD, but we have a limited operating history with many of these brands. Our ability to identify new brands and maintain and enhance our relationships with our existing brands is critical to expanding our base of customers. A significant portion of our customers’ experience depends on third parties outside of our control, including vendors, suppliers and logistics providers such as FedEx, UPS and the U.S. Postal Service. If these third parties do not meet our or our customers’ expectations or if they increase their rates, our business may suffer irreparable damage or our costs may increase. In addition, maintaining and enhancing relationships with third-party brands may require us to make substantial investments, and these investments may not be successful. Also, if we fail to promote and maintain our brands, or if we incur excessive expenses in this effort, our business, operating results and financial condition may be materially adversely affected. We anticipate that, as our market becomes increasingly competitive, maintaining and enhancing our brands may become increasingly difficult and expensive. Maintaining and enhancing our brands will depend largely on our ability to provide high quality products to our customers and a reliable, trustworthy and profitable sales channel to our vendors, which we may not do successfully.

Customer complaints or negative publicity about our sites, products, product delivery times, customer data handling and security practices or customer support, especially on blogs, social media websites and our sites, could rapidly and severely diminish consumer use of our sites and consumer and supplier confidence in us and result in harm to our brands. We believe that much of the growth in our customer base to date has originated from social media and influencer-driven marketing strategy. If we are not able to develop and maintain positive relationships with our network of over 3,500 of influencers, our ability to promote and maintain awareness of our sites and brands and leverage social media platforms to drive visits to our sites may be adversely affected.

Our industry is highly competitive and if we do not compete effectively our operating results could be adversely affected.

The retail industry is highly competitive. We compete with department stores, specialty retailers, independent retail stores, the online offerings of these traditional retail competitors and eCommerce companies that market merchandise similar to the merchandise we offer. We believe our ability to compete depends on many factors within and beyond our control, including:

•	attracting new customers and engaging with existing customers;

•	cultivating our relationships with our customers;

•	further developing our data analytics capabilities;

•	maintaining favorable brand recognition and effectively marketing our services to customers;

•	the amount, diversity and quality of brands and merchandise that we or our competitors offer;

•	expanding and maintaining appealing owned brands and merchandise;

•	the price at which we are able to offer our merchandise;

•	maintaining and growing our market share;

•	price fluctuations or demand disruptions of our third-party vendors;

•	the speed and cost at which we can deliver merchandise to our customers and the ease with which they can use our services to return merchandise; and

•	anticipating and quickly responding to changing apparel trends and consumer shopping preferences.

We expect competition to increase as other established and emerging companies enter the markets in which we compete, as customer requirements evolve and as new products and technologies are introduced.

Many of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, faster shipping times, lower-cost shipping, larger databases, greater financial, marketing, institutional and other resources and larger customer bases than we do. These factors may allow our competitors to derive greater revenue and profits from their existing customer bases, acquire customers at lower costs or respond more quickly than we can to new or emerging technologies and changes in apparel trends and consumer shopping behavior. These competitors may engage in more extensive research and development efforts, enter or expand their presence in the personalized retail market, undertake more far-reaching marketing campaigns, and adopt more aggressive pricing policies, which may allow them to build larger customer bases or generate revenue from their existing customer bases more effectively than we do. If we fail to execute on any of the above better than our competitors, our operating results may be adversely affected.

Competition, along with other factors such as consolidation within the retail industry and changes in consumer spending patterns, could also result in significant pricing pressure. These factors may cause us to reduce prices to our customers, which could cause our gross margins to decline if we are unable to appropriately manage inventory levels and/or otherwise offset price reductions with comparable reductions in our operating costs. If our prices decline and we fail to sufficiently reduce our product costs or operating expenses, our profitability may decline, which could have a material adverse effect on our business, financial condition and operating results.

We may be unable to accurately forecast net sales and appropriately plan our expenses in the future.

We base our current and future expense levels on our operating forecasts and estimates of future net sales and gross margins. Net sales and operating results are difficult to forecast because they generally depend on the volume, timing, value and type of the orders we receive, all of which are uncertain. In addition, we cannot be sure the same growth rates, trends and other key performance metrics are meaningful predictors of future growth. Our business is affected by general economic and business conditions in the United States, and we anticipate that it will be increasingly affected by conditions in international markets. In addition, we experience seasonal trends in our business, and our mix of product offerings is highly variable from day-to-day and quarter-to-quarter. This variability makes it difficult to predict sales and could result in significant fluctuations in our net sales, margins and profitability from period-to-period. A significant portion of our expenses is fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net sales. Any failure to accurately predict net sales or gross margins could cause our operating results to be lower than expected, which could materially adversely affect our financial condition and stock price.

Our recent growth rates may not be sustainable or indicative of our future growth.

Although our net sales and profitability have grown rapidly, this should not be considered as indicative of our future performance. We may not be successful in executing our growth strategy, and even if we achieve our strategic plan, we may not be able to sustain profitability. In future periods, our net sales could decline or grow more slowly than we expect.

We believe that our continued revenue growth will depend upon, among other factors, our ability to:

•	identify new and emerging brands, maintain relationships with emerging and established brands, and develop and grow existing owned brands or develop new owned brands;

•	acquire new customers and retain existing customers;

•	develop new features to enhance the consumer experience on our sites;

•	increase the frequency with which new and repeat customers purchase products on our sites through merchandising, data analytics and technology;

•	add new suppliers and deepen our relationships with our existing suppliers;

•	enhance and scale the systems our consumers use to interact with our sites and invest in our infrastructure platform;

•	target additional categories and price points beyond premium apparel for Millennials, such as luxury, beauty, men’s apparel and lower price points;

•	expand internationally; and

•	pursue strategic acquisitions.

We cannot assure you we will be able to achieve any of the foregoing. Our customer base may not continue to grow or may decline as a result of increased competition and the maturation of our business. Failure to continue our revenue growth rates could have a material adverse effect on our financial condition and operating results. You should not rely on our historical rate of revenue growth as an indication of our future performance or the rate of growth we may experience in any new category or internationally. International markets have historically grown, and we expect will continue to grow, at a slower rate at least until we have more infrastructure in place in those markets.

Use of social media and influencers may materially and adversely affect our reputation or subject us to fines or other penalties.

We use third-party social media platforms as, among other things, marketing tools. For example, we maintain Instagram, Snapchat, Facebook, Twitter, Pinterest, YouTube and Google+ accounts. We also maintain relationships with thousands of social media influencers and engage in sponsorship initiatives. As existing eCommerce and social media platforms continue to rapidly evolve and new platforms develop, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools or if the social media platforms we use do not evolve quickly enough for us to fully optimize such platforms, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms and devices, the failure by us, our employees, our network of social media influencers, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms and devices or otherwise could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and operating results.

In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the FTC has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between an influencer and an advertiser. We do not prescribe what our influencers post, and if we were held responsible for the content of their posts or their actions, we could be forced to alter our practices, which could have an adverse impact on our business.

Negative commentary regarding us, our products or influencers and other third parties who are affiliated with us may also be posted on social media platforms and may be adverse to our reputation or business. Influencers with whom we maintain relationships could engage in behavior or use their platforms to communicate directly with our customers in a manner that reflects poorly on our brand and may be attributed to us or otherwise adversely affect us. It is not possible to prevent such behavior, and the precautions we take to detect this activity may not be effective in all cases. Our target consumers often value readily available information and often act on such information without further investigation and without regard to its accuracy. The harm may be immediate, without affording us an opportunity for redress or correction.

Our quarterly operating results may fluctuate, which could cause our stock price to decline.

Our quarterly operating results may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in these risk factors as well as the following:

•

fluctuations in net sales generated from the brands on our sites, including as a result of seasonality and the timing and success of events that we host, such as our annual #REVOLVEfestival in the Coachella Valley;

•	fluctuations in product mix between sites and between owned and non-owned brands;

•	our ability to effectively launch and manage new sites and brands;

•	fluctuations in the levels or quality of inventory;

•	fluctuations in capacity as we expand our operations;

•	our success in engaging existing customers and attracting new customers;

•	the amount and timing of our operating expenses;

•	the timing and success of new products and brands we introduce;

•	the impact of competitive developments and our response to those developments;

•	our ability to manage our existing business and future growth;

•	disruptions or defects in our sites, such as privacy or data security breaches; and

•	economic and market conditions, particularly those affecting our industry.

Fluctuations in our quarterly operating results may cause those results to fall below the expectations of analysts or investors, which could cause the price of our Class A common stock to decline. Fluctuations in our results could also cause a number of other problems. For example, analysts or investors might change their models for valuing our Class A common stock, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish and other unanticipated issues may arise.

In addition, we believe that our quarterly operating results may vary in the future and that period-to-period comparisons of our operating results may not be meaningful. For example, our historical growth may have overshadowed the seasonal effects on our historical operating results. These seasonal effects may become more pronounced over time, which could also cause our operating results to fluctuate. You should not rely on the results of one quarter as an indication of future performance.

If we fail to acquire new customers, or fail to do so in a cost-effective manner, we may not be able to increase net sales or maintain profitability.

Our success depends on our ability to acquire customers in a cost-effective manner. In order to expand our customer base, we must appeal to and acquire customers who have historically used other means of commerce in shopping for apparel and may prefer alternatives to our offerings, such as traditional brick-and-mortar retailers and the websites of our competitors. We have made significant investments related to customer acquisition and expect to continue to spend significant amounts to acquire additional customers. For example, we engage in social media marketing campaigns and maintain relationships with thousands of social media and celebrity influencers. Such campaigns are expensive and may not result in the cost-effective acquisition of customers. In addition, the competition for relationships with influencers is increasing, and the cost of maintaining such relationships will likely increase. We cannot assure you that the net profit from new customers we acquire will ultimately exceed the cost of acquiring those customers. If we fail to deliver a quality shopping experience, or if consumers do not perceive the products we offer to be of high value and quality, we may not be able to acquire new customers. If we are unable to acquire new customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our net sales may decrease, and our business, financial condition and operating results may be materially adversely affected.

We also seek to engage with our customers and build awareness of our brands through sponsoring unique events and experiences such as #REVOLVEfestival”, #REVOLVEaroundtheworld,” and #REVOLVEAwards”, as well as short-term pop-up retail experiences. We anticipate that our marketing initiatives may become increasingly expensive as competition increases, and generating a meaningful return on those initiatives may be difficult. If our marketing efforts are not successful in promoting awareness of our brands and products, driving customer engagement or attracting new customers, or if we are not able to cost-effectively manage our marketing expenses, our operating results will be adversely affected.

We obtain a significant amount of traffic via social networking websites or other channels used by our current and prospective customers. As eCommerce and social networking continue to rapidly evolve, we must continue to establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable terms. We also use paid and non-paid advertising. We acquire and retain customers through retargeting, paid search/product listing ads, affiliate marketing, paid social, personalized email marketing and mobile “push” communications through our mobile apps. If we are unable to cost-effectively drive traffic to our sites, our ability to acquire new customers and our financial condition would suffer.

If we fail to retain existing customers, or fail to maintain average order value levels, we may not be able to maintain our revenue base and margins, which would have a material adverse effect on our business and operating results.

A significant portion of our net sales are generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large purchases of the merchandise we offer. If existing customers no longer find our offerings appealing, or if we are unable to timely update our offerings to meet current trends and customer demands, our existing customers may make fewer or smaller purchases in the future. A decrease in the number of our customers who make repeat purchases or a decrease in their spending on the merchandise we offer could negatively impact our operating results. Further, we believe that our future success will depend in part on our ability to increase sales to our existing customers over time, and if we are unable to do so, our business may suffer. If we fail to generate repeat purchases or maintain high levels of customer engagement and average order value, our growth prospects, operating results and financial condition could be materially adversely affected.

We purchase inventory in anticipation of sales, and if we are unable to manage our inventory effectively, our operating results could be adversely affected.

Our business requires us to manage a large volume of inventory effectively. We add a total of over 1,000 new apparel, footwear, accessories and beauty styles to our sites in a typical week, and we depend on our forecasts of demand for and popularity of various products to make purchase decisions and to manage our inventory of stock-keeping units, or SKUs. Demand for products, however, can change significantly between the time inventory is ordered and the date of sale. Demand may be affected by seasonality, new product launches, rapid changes in product cycles and pricing, product defects, promotions, changes in consumer spending patterns, changes in consumer tastes with respect to our products and other factors, and our consumers may not purchase products in the quantities that we expect.

Seasonality in our business does not follow that of traditional retailers, such as typical concentration of net sales in the holiday quarter. We believe our results are impacted by a pattern of increased sales leading up to #REVOLVEfestival in April and during the early summer months, which results in increased sales during the second quarter of each fiscal year. We also believe that we have experienced slower growth in orders placed and active customers during the first quarter. We expect this seasonality to continue in future years.

It may be difficult to accurately forecast demand and determine appropriate levels of product. We generally do not have the right to return unsold products to our suppliers. If we fail to manage our inventory effectively or negotiate favorable credit terms with third-party suppliers, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory values, and significant inventory write-downs or write-offs. In addition, if we are required to lower sale prices in order to reduce inventory level or to pay higher prices to our suppliers, our profit margins might be negatively affected. Any of the above may materially and adversely affect our business, financial condition and operating results.

Merchandise returns could harm our business.

We allow our customers to return products, subject to our return policy. If the rate of merchandise returns increases significantly or if merchandise return economics become less efficient, our business, financial condition and operating results could be harmed. Further, we modify our policies relating to returns from time to time, which may result in customer dissatisfaction or an increase in the number of product returns. From time to time our products are damaged in transit, which can increase return rates and harm our brand.

We rely on consumer discretionary spending, which may be adversely affected by economic downturns and other macroeconomic conditions or trends.

Our business and operating results are subject to global economic conditions and their impact on consumer discretionary spending. Some of the factors that may negatively influence consumer spending include high levels of unemployment, higher consumer debt levels, reductions in net worth, declines in asset values and related market uncertainty, home foreclosures and reductions in home values, fluctuating interest rates and credit availability, fluctuating fuel and other energy costs, fluctuating commodity prices and general uncertainty regarding the overall future political and economic environment. Economic conditions in certain regions may also be affected by natural disasters, such as earthquakes, hurricanes, tropical storms and wildfires. Consumer purchases of discretionary items, including the merchandise that we offer, generally decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. For example, our business was adversely affected by the Great Recession in 2008.

Adverse economic changes could reduce consumer confidence, and thereby could negatively affect our operating results. In challenging and uncertain economic environments, we cannot predict when macroeconomic uncertainty may arise, whether or when such circumstances may improve or worsen or what impact such circumstances could have on our business.

Our inability to identify, develop and introduce new merchandise offerings in a timely and cost-effective manner may damage our business, financial condition and operating results.

The retail industry is driven in part by fashion and beauty trends, which may shift quickly. Our continued success depends on our ability to anticipate, gauge and react in a timely and cost-effective manner to changes in consumer preferences for products, consumer attitudes toward our industry and brand and where and how consumers shop for those products. We must continually work to develop, produce and market new products, maintain and enhance the recognition of our brands, maintain a favorable mix of products and develop our approach as to how and where we market and sell our products.

We have an established process for the identification, development, evaluation and validation of our new products. Nonetheless, each new product launch involves risks, as well as the possibility of unexpected consequences. For example, sales of our new products may not be as high as we anticipate, due to lack of acceptance of the products themselves or their price, or limited effectiveness of our marketing strategies. In addition, our ability to launch new products may be limited by delays or difficulties affecting the ability of our suppliers or manufacturers to timely manufacture, distribute and ship new products. Sales of new products may also be affected by inventory management. We may also experience a decrease in sales of certain existing products as a result of newly-launched products. Any of these occurrences could delay or impede our ability to achieve our sales objectives, which could have a material adverse effect on our business, financial condition and operating results.

As part of our ongoing business strategy we expect we will need to continue to introduce new products in our traditional product categories of clothing, shoes and accessories, while also expanding our product launches into adjacent categories in which we may have little to no operating experience. For example, in December 2016, we launched REVOLVE Beauty, which now includes over 225 brands in skincare, cosmetics and haircare. In addition, we launched a lower price point offering in March 2019, which may cannibalize sales from our other sites and adversely affect customer lifetime value and our operating results. The success of product launches in adjacent categories could be hampered by our relative inexperience operating in such categories, the strength of our competitors or any of the other risks referred to above. Furthermore, any expansion into new product categories may prove to be an operational and financial constraint which inhibits our ability to successfully accomplish such expansion. Our inability to introduce successful products in our traditional categories or in adjacent categories could limit our future growth and have a material adverse effect on our business, financial condition and operating results.

There is no assurance that consumers will continue to purchase our products in the future. Customers may consider our offerings to be premium products and purchase fewer or lower-priced products if their discretionary income decreases. During periods of economic uncertainty, we may need to reduce prices in response to competitive pressures or otherwise, to maintain sales, which may adversely affect margins and profitability.

Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing and warehousing.

A majority of the merchandise we offer on our sites is sourced from third-party vendors, and as a result we may be subject to price fluctuations or demand disruptions. Our operating results would be negatively impacted by increases in the prices of our merchandise, and we have no guarantees that prices will not rise. In addition, as we expand into new categories and product types, we expect that we may not have strong purchasing power in these new areas, which could lead to higher prices than we have historically seen in our current categories. We may not be able to pass increased prices on to customers, which could adversely affect our operating results. Moreover, in the event of a significant disruption in the supply of the fabrics or raw materials used in the manufacture of the merchandise we offer, we and the vendors that we work with might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price.

In addition, merchandise and materials we receive from vendors and suppliers may not be of sufficient quality or free from damage, or such merchandise may be damaged during shipping, while stored in one of our fulfillment centers or when returned by customers. We may incur additional expenses and our reputation could be harmed if customers and potential customers believe that our merchandise does not meet their expectations, is not properly labeled or is damaged.

If we do not successfully optimize, operate and manage the expansion of capacity of our fulfillment centers, our business, financial condition and operating results could be harmed.

If we do not optimize and operate our fulfillment centers successfully and efficiently, it could result in excess or insufficient fulfillment capacity, an increase in costs or impairment charges or harm our business in other ways. If we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers.

We have designed and built our own fulfillment center infrastructure, including customizing third-party inventory and package handling software systems, which is tailored to meet the specific needs of our business. If we continue to add fulfillment and warehouse capabilities, add new businesses or categories with different fulfillment requirements or change the mix in products that we sell, our fulfillment network will become increasingly complex and operating it will become more challenging. Failure to successfully address such challenges in a cost-effective and timely manner could impair our ability to timely deliver our customers’ purchases and could harm our reputation and ultimately, our business, financial condition and operating results.

In September 2018, we entered into a five-year lease for approximately 281,000 square feet of fulfillment and office space. In the first quarter of 2019, we consolidated substantially all of our fulfillment activities into this centralized facility and have terminated the lease of our existing distribution facility. Beginning in May 2019, we will sublet one of our existing fulfillment centers through its remaining lease term. We are still in the process of consolidating certain other facilities, which may include subleasing or terminating additional existing facilities. The transition has, and will continue to put near-term pressure on our managerial, financial, operational and other resources. We expect that our current capacity will support our near-term growth plans. Over the long term, we cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. If we are unable to secure new facilities for the expansion of our fulfillment operations or to effectively control expansion-related expenses, our business, prospects, financial condition and operating results could be materially and adversely affected. If we grow faster than we anticipate, we may exceed our fulfillment center capacity sooner than we anticipate, we may experience problems fulfilling orders in a timely manner or our customers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our customers, and we would need to increase our capital expenditures more than anticipated. Many of the expenses and investments with respect to our fulfillment centers are fixed, and any expansion of such fulfillment centers will require additional investment of capital. We expect to incur higher capital expenditures in the future for our fulfillment center operations. We may incur such expenses or make such investments in advance of expected sales, and such expected sales may not occur.

We rely on third-party suppliers, manufacturers, distributors and other vendors, and they may not continue to produce products or provide services that are consistent with our standards or applicable regulatory requirements, which could harm our brand, cause consumer dissatisfaction, and require us to find alternative suppliers of our products or services.

We do not own or operate any manufacturing facilities. We use multiple third-party suppliers and manufacturers based primarily in China and, to a lesser extent, the United States and India to source and manufacture all of our products under our owned brands. We engage our third-party suppliers and manufacturers on a purchase order basis and are not party to long-term contracts with any of them. The ability of these third parties to supply and manufacture our products may be affected by competing orders placed by other customers and the demands of those customers. If we experience significant increases in demand, or need to replace a significant number of existing suppliers or manufacturers, there can be no assurance that additional supply and manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer will allocate sufficient capacity to us in order to meet our requirements.

In addition, quality control problems, such as the use of materials and delivery of products that do not meet our quality control standards and specifications or comply with applicable laws or regulations, could harm our business. In the past, we have experienced negative press and government enforcement actions as a result of our vendors’ failure to comply with certain applicable laws and regulations, and may experience similar negative press as a result of any future non-compliance by our vendors. We do not regularly inspect these vendors and quality control problems could result in regulatory action, such as restrictions on importation, products of inferior quality or product stock outages or shortages, harming our sales and creating inventory write-downs for unusable products.

We have also outsourced portions of our distribution process, as well as certain technology-related functions, to third-party service providers. Specifically, we rely on third parties in a number of foreign countries and territories, we are dependent on third-party vendors for credit card processing, and we use third-party hosting and networking providers to host our sites. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices we expect, or the costs and disruption incurred in changing these outsourced functions to being performed under our management and direct control or that of a third party, may have a material adverse effect on our business, financial condition and results of operations. We are not party to long-term contracts with some of our distributors, and upon expiration of these existing agreements, we may not be able to renegotiate the terms on a commercially reasonable basis, or at all.

Further, our third-party manufacturers, suppliers and distributors may:

•	have economic or business interests or goals that are inconsistent with ours;

•	take actions contrary to our instructions, requests, policies or objectives;

•

be unable or unwilling to fulfill their obligations under relevant purchase orders, including obligations to meet our production deadlines, quality standards, pricing guidelines and product specifications, and to comply with applicable regulations, including those regarding the safety and quality of products;

•	have financial difficulties;

•	encounter raw material or labor shortages;

•	encounter increases in raw material or labor costs which may affect our procurement costs;

•	disclose our confidential information or intellectual property to competitors or third parties;

•	engage in activities or employ practices that may harm our reputation; and

•	work with, be acquired by, or come under control of, our competitors.

Shipping is a critical part of our business and any changes in our shipping arrangements or any interruptions in shipping could adversely affect our operating results.

We primarily rely on two major vendors for our shipping. If we are not able to negotiate acceptable pricing and other terms with these entities or they experience performance problems or other difficulties, it could negatively impact our operating results and our customer experience. In addition, our ability to receive inbound inventory efficiently and ship merchandise to customers may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, trade embargoes and similar factors. For example, strikes at major international shipping ports have in the past impacted our supply of inventory from our vendors, and the escalating trade dispute between the United States and China could lead to increased tariffs on our goods and restrict the flow of the goods between the United States and China. We are also subject to risks of damage or loss during delivery by our shipping vendors. If our merchandise is not delivered in a timely fashion or is damaged or lost during the delivery process, our customers could become dissatisfied and cease shopping on our sites, which would adversely affect our business and operating results.

Our failure to adequately and effectively staff our fulfillment centers, through third parties or with our own employees, could adversely affect our customer experience and operating results.

We currently receive and distribute merchandise at fulfillment centers in the United States, none of which are operated by a third party. If we are unable to adequately staff our fulfillment centers to meet demand or if the cost of such staffing is higher than historical or projected costs due to mandated wage increases, regulatory changes, international expansion or other factors, our operating results could be harmed. In addition, operating fulfillment centers comes with potential risks, such as workplace safety issues and employment claims for the failure or alleged failure to comply with labor laws or laws respecting union organizing activities. Any such issues may result in delays in shipping times or packing quality, and our reputation and operating results may be harmed.

Any failure by us or our vendors to comply with product safety, labor or other laws, or to provide safe conditions for our or their workers may damage our reputation and brand and harm our business.

The merchandise we sell to our customers is subject to regulation by the Federal Consumer Product Safety Commission, the Federal Trade Commission and similar state and international regulatory authorities. As a result, such merchandise could be in the future subject to recalls and other remedial actions. Product safety, labeling and licensing concerns, including consumer disclosure and warning regarding chemical exposure, may require us to voluntarily remove selected merchandise from our inventory. Such recalls or voluntary removal of merchandise can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs and legal expenses, which could have a material adverse effect on our operating results.

We purchase our merchandise from numerous domestic and international vendors. Failure of our vendors to comply with applicable laws and regulations and contractual requirements could lead to litigation against us, resulting in increased legal expenses and costs. In addition, the failure of any such vendors to provide safe and humane factory conditions and oversight at their facilities could damage our reputation with customers or result in legal claims against us.

If our suppliers fail to use ethical business practices and fail to comply with changing laws and regulations, our brand image could be harmed due to negative publicity.

Our core values, which include developing the highest quality products while operating with integrity, are an important component of our brand image, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. We do not control our suppliers and manufacturers or their business, and they may not comply with our guidelines or the law. A lack of compliance could lead to reduced sales or recalls or damage to our brand or cause us to seek alternative suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. In addition, we rely on our manufacturers’ and suppliers’ compliance reporting in order to comply with regulations applicable to our products. This is further complicated by the fact that expectations of ethical business practices continually evolve and may be substantially more demanding than applicable legal requirements. Ethical business practices are also driven in part by legal developments and by diverse groups active in publicizing and organizing public responses to perceived ethical shortcomings. Accordingly, we cannot predict how such regulations or expectations might develop in the future and cannot be certain that our guidelines or current practices would satisfy all parties who are active in monitoring our products or other business practices worldwide.

Certain of our key operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain key operating metrics using internal data analytics tools, which have certain limitations. In addition, we rely on data received from third parties, including third-party platforms, to track certain performance indicators. Data from both such sources may include information relating to fraudulent accounts and interactions with our sites or the social media accounts of our influencers (including as a result of the use of bots, or other automated or manual mechanisms to generate false impressions that are delivered through our sites or their accounts). We have only a limited ability to verify data from our sites or third parties, and perpetrators of fraudulent impressions may change their tactics and may become more sophisticated, which would make it still more difficult to detect such activity.

Our methodologies for tracking metrics may also change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the internal data analytics tools we use or issues with the data received from third parties, or if our internal data analytics tools contain algorithmic or other technical errors, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies.

If our performance metrics are not accurate representations of the reach or monetization of our network, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate any of our key performance metrics with a sufficient degree of accuracy and cannot find an adequate replacement for the metric, our business, financial condition and operating results could be adversely affected.

Increases in labor costs, including wages, could adversely affect our business, financial condition and results of operations.

Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, prevailing wage rates, minimum wage laws, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. From time to time, legislative proposals are made to increase the federal minimum wage in the United States, as well as the minimum wage in California and a number of other states and municipalities, and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase or related laws and regulations change, we may need to increase not only the wage rates of our minimum wage employees, but also the wages paid to our other hourly or salaried employees. Any increase in the cost of our labor could have an adverse effect on our business, financial condition and results of operations or if we fail to pay such higher wages we could suffer increased employee turnover. Increases in labor costs could force us to increase prices, which could adversely impact our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could have a material adverse effect on our business, financial condition and results of operations. In particular, the job market in Southern California, where our principal offices and fulfillment centers as well as the majority of our employees are located, is very competitive.

Developments in labor and employment law and any unionizing efforts by employees could have a material adverse effect on our results of operations.

We face the risk that Congress, federal agencies or one or more states could approve legislation or regulations significantly affecting our businesses and our relationship with our employees, such as the previously proposed federal legislation referred to as the Employee Free Choice Act, which would have substantially liberalized the procedures for union organization. None of our domestic employees are currently covered by a collective bargaining agreement, but any attempt by our employees to organize a labor union could result in increased legal and other associated costs. Additionally, given the National Labor Relations Board’s “speedy election” rule, our ability to timely and effectively address any unionizing efforts would be difficult. If we enter into a collective bargaining agreement with our domestic employees, the terms could materially adversely affect our costs, efficiency and ability to generate acceptable returns on the affected operations.

Additionally, the Department of Labor issued a final rule in 2016 raising the minimum salary basis exemption from overtime payments for executive, administrative and professional employees. The rule increases the minimum salary from the current amount of $23,660 to $47,476 and up to 10% of non-discretionary bonus, commission and other incentive payments can be counted towards the minimum salary requirement. The rule was scheduled to go into effect on December 1, 2016. The rule was temporarily enjoined from going into effect in November 2016, and later invalidated in August 2017, after several states and business groups filed separate lawsuits against the Department of Labor challenging the rule. However, any future rule similar to this rule that impacts the way we classify certain positions, increases our payment of overtime wages or increases the salaries we are required to pay to currently exempt employees to maintain their exempt status may have a material adverse effect on our business, financial condition and results of operations.

If sensitive information about our customers is disclosed, or if we or our third-party providers are subject to real or perceived cyberattacks, our customers may curtail use of our platform, we may be exposed to liability and our reputation would suffer.

We collect, transmit and store personal and financial information provided by our customers, such as names, email addresses, the details of transactions and credit card and other financial information. Some of our third-party service providers, such as identity verification and payment processing providers, also regularly have access to customer data. In an effort to protect sensitive information, we rely on a variety of security measures, including encryption and authentication technology licensed from third parties. However, advances in computer capabilities, increasingly sophisticated tools and methods used by hackers and cyber terrorists, new discoveries in the field of cryptography or other developments may result in our failure or inability to adequately protect sensitive information.

Like other online services, we are also vulnerable to computer viruses, unauthorized access, phishing or social engineering attacks, ransomware attacks, denial-of-service attacks and other real or perceived cyberattacks. Any of these incidents could lead to interruptions or shutdowns of our platform, loss or corruption of data, or unauthorized access to or disclosure of personal data or other sensitive information. Cyberattacks could also result in the theft of our intellectual property. We have been subject to attempted cyber, phishing or social engineering attacks in the past and may continue to be subject to such attacks in the future. If we gain greater visibility, we may face a higher risk of being targeted by cyberattacks. Advances in computer capabilities, new technological discoveries or other developments may result in cyberattacks becoming more sophisticated and more difficult to detect. We and our third-party service providers may not have the resources or technical sophistication to anticipate or prevent all such cyberattacks. Moreover, techniques used to obtain unauthorized access to systems change frequently and may not be known until launched against us or our third-party service providers. Security breaches can also occur as a result of non-technical issues, including intentional or inadvertent actions by our employees, our third-party service providers, or their personnel.

We and our third-party service providers regularly experience cyberattacks aimed at disrupting our and their services. If we or our third-party service providers experience, or are believed to have experienced, security breaches that result in marketplace performance or availability problems or the loss or corruption of, or unauthorized access to or disclosure of, personal data or confidential information, people may become unwilling to provide us the information necessary make purchases on our sites. Existing customers may also decrease their purchases or close their accounts altogether. We could also face potential liability and litigation, which may not be adequately covered by insurance. Any of these results could harm our growth prospects, our business and our reputation.

Failure to comply with federal, state and international laws and regulations and our contractual obligations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

We collect and maintain significant amounts of personal data and other data relating to our customers and employees. A variety of federal, state and international laws and regulations, and certain industry standards, govern or apply to our collection, use, retention, sharing and security of consumer data. We are subject to certain laws, regulations, contractual obligations and industry standards (including, for example, the Payment Card Industry Data Security Standard, or PCI-DSS) relating to privacy, data protection, information security and consumer protection, including California’s Consumer Legal Remedies Act and unfair competition and false advertising laws, which are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices likely have not complied or may not comply in the future with all such laws, regulations, requirements and obligations. Any failure, or perceived failure, by us to comply with our privacy policies or with any federal, state or international laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal or contractual obligations relating to privacy, data protection, information security or consumer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others or other liabilities or require us to change our operations and/or cease or modify our use of certain data sets. Any such claim, proceeding or action could hurt our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and suppliers or an inability to process credit card payments and may result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Federal, state and international governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes. U.S. and foreign governments have enacted, have considered or are considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. Regulation of the use of these cookies and other online tracking and advertising practices, or a loss in our ability to make effective use of services that employ such technologies, could increase our costs of operations and limit our ability to track trends, optimize our product assortment or acquire new customers on cost-effective terms and consequently, materially adversely affect our business, financial condition and operating results.

Foreign laws and regulations relating to privacy, data protection, information security, and consumer protection often are more restrictive than those in the United States. The European Union, for example, traditionally has imposed stricter obligations under its laws and regulations relating to privacy, data protection and consumer protection than the United States. In May 2018 the European Union’s new regulation governing data practices and privacy called the General Data Protection Regulation, or GDPR, became effective and substantially replaced the data protection laws of the individual European Union member states. The law requires companies to meet more stringent requirements regarding the handling of personal data of individuals in the EU than were required under predecessor EU requirements. In the United Kingdom, a Data Protection Bill that substantially implements the GDPR also became law in May 2018. The law also increases the penalties for non-compliance, which may result in monetary penalties of up to 20.0 million Euros or 4% of a company’s worldwide turnover, whichever is higher. The GDPR and other similar regulations require companies to give specific types of notice and in some cases seek consent from consumers and other data subjects before collecting or using their data for certain purposes, including some marketing activities. Outside of the European Union, many countries and territories have laws, regulations, or other requirements relating to privacy, data protection, information security, and consumer protection, and new countries and territories are adopting such legislation or other obligations with increasing frequency. Many of these laws may require consent from consumers for the use of data for various purposes, including marketing, which may reduce our ability to market our products. There is no harmonized approach to these laws and regulations globally. Consequently, we would increase our risk of non-compliance with applicable foreign data protection laws by expanding internationally. We may need to change and limit the way we use personal information in operating our business and may have difficulty maintaining a single operating model that is compliant. In addition, various federal, state and foreign legislative and regulatory bodies, or self-regulatory organizations, may expand current laws or regulations, enact new laws or regulations or issue revised rules or guidance regarding privacy, data protection, information security and consumer protection. For example, California recently enacted the California Consumer Privacy Act, or CCPA, which will, among other things, require new disclosures to California consumers and afford such consumers new abilities to opt out of certain sales of personal information, when it goes into effect on January 1, 2020. Legislators have stated that they intend to propose amendments to the CCPA before it goes into effect, and it remains unclear what, if any, modifications will be made to this legislation or how it will be interpreted. The effects of the CCPA potentially are significant, however, and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. As a general matter, compliance with laws, regulations, and any applicable rules or guidance from self-regulatory organizations relating to privacy, data protection, information security and consumer protection, may result in substantial costs and may necessitate changes to our business practices, which may compromise our growth strategy, adversely affect our ability to acquire customers, and otherwise adversely affect our business, financial condition and operating results.

System interruptions that impair customer access to our sites or other performance failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

The satisfactory performance, reliability and availability of our sites, transaction-processing systems and technology infrastructure are critical to our reputation and our ability to acquire and retain customers, as well as maintain adequate customer service levels.

We currently use two redundant third-party data center hosting facilities in Los Angeles County, California. If the facilities where the computer and communications hardware are located fail, or if we suffer an interruption or degradation of services at our main facility, we could lose customer data and miss order fulfillment deadlines, which could harm our business. Our systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, cyberattacks, data loss, acts of war, break-ins, earthquake and similar events. For example, in September 2018 a distributed denial of service, or DDoS, attack caused our sites to be down for several hours, and we could be the subject of similar attacks in the future. In the event of a failure of our main facility, the failover to our back-up facility could take substantial time, during which time our sites could be completely shut down. Our back-up facility is designed to support transaction volume at a level slightly above our average daily sales, but is not adequate to support spikes in demand. The back-up facility may not process effectively during time of higher traffic to our sites and may process transactions more slowly and may not support all of our sites’ functionality.

We use complex custom-built proprietary software in our technology infrastructure, which we seek to continually update and improve. We may not always be successful in executing these upgrades and improvements, and the operation of our systems may be subject to failure. In particular, we have in the past and may in the future experience slowdowns or interruptions in some or all of our sites when we are updating them, and new technologies or infrastructures may not be fully integrated with existing systems on a timely basis, or at all. Additionally, if we expand our use of third-party services, including cloud-based services, our technology infrastructure may be subject to increased risk of slowdown or interruption as a result of integration with such services and/or failures by such third parties, which are out of our control. Our net sales depend on the number of visitors who shop on our sites and the volume of orders we can handle. Unavailability of our sites or reduced order fulfillment performance would reduce the volume of goods sold and could also materially adversely affect consumer perception of our brand. We may experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our business, place additional demands on our technology platform and could cause or exacerbate slowdowns or interruptions. If there is a substantial increase in the volume of traffic on our sites or the number of orders placed by customers, we will be required to further expand, scale and upgrade our technology, transaction processing systems and network infrastructure. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our sites or expand, scale and upgrade our technology, systems and infrastructure to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our sites, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the eCommerce industry. Accordingly, we redesign and enhance various functions on our sites on a regular basis, and we may experience instability and performance issues as a result of these changes.

Any slowdown or failure of our sites and the underlying technology infrastructure could harm our business, reputation and our ability to acquire, retain and serve our customers, which could materially adversely affect our results of operations and our business interruption insurance may not be sufficient to compensate us for the losses that could occur.

We are increasingly dependent on information technology, and if we are unable to protect against service interruptions, data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We rely on information technology networks and systems to market and sell our products, to process, transmit and store electronic and financial information, to manage a variety of business processes and activities and to comply with regulatory, legal and tax requirements. We are increasingly dependent on a variety of information systems to effectively process customer orders. We depend on our information technology infrastructure for digital marketing activities and for electronic communications among our personnel, customers, manufacturers and suppliers around the world. These information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. Any material disruption of our systems, or the systems of our third-party service providers, could disrupt our ability to track, record and analyze the products that we sell and could negatively impact our operations, shipment of goods, ability to process financial information and transactions, and our ability to receive and process retail customers and eCommerce orders or engage in normal business activities. If our information technology systems suffer damage, disruption or shutdown and we do not effectively resolve the issues in a timely manner, our business, financial condition and results of operations may be materially and adversely affected, and we could experience delays in reporting our financial results.

Our eCommerce operations are important to our business. Our website serves as an effective extension of our marketing strategies by exposing potential new consumers to our brand, product offerings and enhanced content. Due to the importance of our website and eCommerce operations, we are vulnerable to website downtime and other technical failures. Our failure to successfully respond to these risks could reduce eCommerce sales and damage our brand’s reputation.

We must successfully maintain, scale and upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We have identified the need to significantly expand, scale and improve our information technology systems and personnel to support recent and expected future growth. As such, we are in process of implementing, and will continue to invest in and implement, significant modifications and upgrades to our information technology systems and procedures, including replacing legacy systems with successor systems, making changes to legacy systems or acquiring new systems with new functionality, hiring employees with information technology expertise and building new policies, procedures, training programs and monitoring tools. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to leverage our eCommerce channels, fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, acquisition and retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures, or our inability to successfully modify our information systems to respond to changes in our business needs may cause disruptions in our business operations and have a material adverse effect on our business, financial condition and results of operations.

Some of our software and systems contain open source software, which may pose particular risks to our proprietary applications.

We use open source software in the applications we have developed to operate our business and will use open source software in the future. We may face claims from third parties demanding the release or license of the open source software or derivative works that we developed from such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to purchase a costly license, publicly release the affected portions of our source code, or cease offering the implicated solutions unless and until we can re-engineer them to avoid infringement. In addition, our use of open source software may present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other third parties to determine how to breach our website and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business and operating results.

Our software is highly complex and may contain undetected errors.

The software underlying our sites is highly complex and may contain undetected errors or vulnerabilities, some of which may only be discovered after the code has been released. We rely heavily on a software engineering practice known as “continuous deployment,” meaning that we typically release software code multiple times per day. This practice may result in the more frequent introduction of errors or vulnerabilities into the software underlying our platform. Any errors or vulnerabilities discovered in our code after release could result in damage to our reputation, loss of customers, disruption to our eCommerce channels, loss of revenue or liability for damages, any of which could adversely affect our growth prospects and our business.

Our business may be adversely affected if we are unable to provide our customers a cost-effective shopping platform that is able to respond and adapt to rapid changes in technology.

The number of people who access the Internet through devices other than personal computers, including mobile phones, smartphones, handheld computers such as notebooks and tablets, video game consoles, and television set-top devices, has increased dramatically in the past few years. The smaller screen size, functionality, and memory associated with some alternative devices may make the use of our sites and purchasing our products more difficult. The versions of our sites developed for these devices may not be compelling to consumers. In addition, it is time consuming and costly to keep pace with rapidly changing and continuously evolving technology. We launched our mobile applications for REVOLVE and FORWARD in 2013, and all of our North American sites and a majority of our international sites are mobile-optimized. In 2018, 49.3% of orders were placed from a mobile device. However, we cannot be certain that our mobile applications or our mobile-optimized sites will be successful in the future.

As existing mobile devices and platforms evolve and new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in adjusting and developing applications for changed and alternative devices and platforms, and we may need to devote significant resources to the creation, support and maintenance of such applications. If we are unable to attract consumers to our websites through these devices or are slow to develop a version of our websites that is more compatible with alternative devices or a mobile application, we may fail to capture a significant share of consumers in the fashion retail market, which could materially and adversely affect our business.

Further, we continually upgrade existing technologies and business applications, and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure. In the event that it is more difficult for our customers to buy products from us on their mobile devices, or if our customers choose not to buy products from us on their mobile devices or to use mobile products that do not offer access to our websites, our customer growth could be harmed and our business, financial condition and operating results may be materially adversely affected.

Government regulation of the Internet and eCommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and eCommerce. Existing and future regulations and laws could impede the growth of the Internet, eCommerce or mobile commerce. These regulations and laws may involve taxes, tariffs, privacy, data protection, data security, anti-spam, content protection, electronic contracts and communications, consumer protection, website accessibility, Internet neutrality and gift cards. It is not clear how existing laws governing issues such as property ownership, sales and other taxes and consumer privacy apply to the Internet as many of these laws were adopted prior to the advent of the Internet and do not contemplate or address the unique issues raised by the Internet or eCommerce. It is possible that general business regulations and laws, or those specifically governing the Internet or eCommerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our sites by consumers and suppliers and may result in the imposition of monetary liability. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any such laws or regulations. In addition, it is possible that governments of one or more countries or territories may seek to censor content available on our sites or may even attempt to completely block access to our sites. Adverse legal or regulatory developments could substantially harm our business. In particular, in the event that we are restricted, in whole or in part, from operating in one or more countries or territories, our ability to retain or increase our customer base may be adversely affected, and we may not be able to maintain or grow our net sales and expand our business as anticipated.

If we cannot successfully protect our intellectual property, our business would suffer.

We rely on trademark, copyright, trade secrets, confidentiality agreements and other practices to protect our brands, designs, proprietary information, technologies and processes. Our principal trademark assets include the registered trademarks “REVOLVE,” “FORWARD BY ELYSE WALKER” and multiple owned brand names and our logos and taglines. Our trademarks are valuable assets that support our brand and consumers’ perception of our services and merchandise. We also hold the rights to the “revolve.com” and “fwrd.com” Internet domain names and various other related domain names, which are subject to Internet regulatory bodies and trademark and other related laws of each applicable jurisdiction. We have copyrights and other proprietary rights associated with our owned brands’ apparel and other products.

If we are unable to protect our trademarks or domain names in the United States or in other jurisdictions in which we may ultimately operate, our brand recognition and reputation would suffer, we would incur significant expense establishing new brands and our operating results would be adversely impacted. We expend substantial resources in the development of new high-quality products but are susceptible to counterfeiting, which may harm our reputation for producing such products and force us to incur expenses in enforcing our intellectual property rights. Counterfeiting of our products may be difficult or costly to detect and any related claims or lawsuits to enforce our rights can be expensive to resolve, require management time and resources, and may not provide a satisfactory or timely result. Despite our efforts to enforce our intellectual property rights, counterfeiters may continue to violate our intellectual property rights by using our trademarks or imitating or copying our products, which could harm our brand, reputation and financial condition. Since our products are sold internationally, we are also dependent on the laws of a range of countries and territories to protect and enforce our intellectual property rights.

We currently have no registered copyrights, applications for copyright registrations, patents issued or applications pending in the United States or internationally. Any registered copyrights or patents that may be issued in the future may not provide us with any competitive advantages or may be challenged by third parties, and future registered copyrights or patent applications may never be granted. Even if issued, there can be no assurance that these registered copyrights or patents will adequately protect our intellectual property or survive a legal challenge, as the legal standards relating to the validity, enforceability and scope of protection of registered copyright, patent and other intellectual property rights are uncertain. Our limited registered copyright and patent protection may restrict our ability to protect our technologies and processes from competition. We primarily rely on unregistered copyrights to protect our designs and products and on trade secret laws to protect our technologies and processes, including the algorithms we use throughout our business. Others may independently develop the same or similar designs, products, technologies and processes, or may improperly acquire and use information about our technologies and processes, which may allow them to provide products or services similar to ours, which could harm our competitive position.

We may be required to spend significant resources to monitor and protect our intellectual property rights, and the efforts we take to protect our proprietary rights may not be sufficient.

The inability to acquire, use or maintain our marks and domain names for our sites could substantially harm our business, financial condition and operating results.

We currently are the registrant of marks for our brands in numerous jurisdictions and are the registrant of the Internet domain name for the websites of revolve.com and fwrd.com and our other sites, as well as various related domain names. However, we have not registered our marks or domain names in all major international jurisdictions. Domain names generally are regulated by Internet regulatory bodies. As our business grows we may incur material costs in connection with the registration, maintenance, and protection of our marks. If we do not have or cannot obtain on reasonable terms the ability to use our marks in a particular country, or to use or register our domain name, we could be forced either to incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could materially adversely affect our business, financial condition and operating results.

Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or our current brand. Also, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our consumer communications or infringe or otherwise decrease the value of our marks, domain names and other proprietary rights. Regulatory bodies also may establish additional generic or country-code top-level domains or may allow modifications of the requirements for registering, holding or using domain names. As a result, we might not be able to register, use or maintain the domain names that use the name REVOLVE, FORWARD, superdown or our brands in all of the countries and territories in which we currently or intend to conduct business.

We may be accused of infringing intellectual property or other proprietary rights of third parties.

We are also at risk of claims by others that we have infringed their copyrights, trademarks or patents, or improperly used or disclosed their trade secrets, or otherwise infringed or violated their proprietary rights, such as the right of publicity. The costs of supporting any litigation or disputes related to these claims can be considerable, and we cannot assure you that we will achieve a favorable outcome of any such claim. If any such claim is valid, we may be compelled to cease our use of such intellectual property or other proprietary rights and pay damages, which could adversely affect our business. Even if such claims were not valid, defending them could be expensive and distracting, adversely affecting our operating results.

We are subject to payment-related risks.

We accept payments using a variety of methods, including credit card, gift cards, debit card, PayPal and other third-party payment vendors, which subjects us to certain regulations and the risk of fraud, and we may in the future offer new payment options to customers that would be subject to additional regulations and risks. We pay interchange and other fees in connection with credit card payments, which may increase over time and adversely affect our operating results. While we use a third party to process payments, we are subject to payment card association operating rules and certification requirements, including the PCI-DSS and rules governing electronic funds transfers. If we fail to comply with applicable rules and regulations, we may be subject to fines or higher transaction fees and may lose our ability to accept online payments or other payment card transactions. If any of these events were to occur, our business, financial condition and operating results could be adversely affected.

We may incur significant losses from fraud.

We have in the past incurred and may in the future incur losses from various types of fraud, including stolen credit card numbers, claims that a customer did not authorize a purchase, merchant fraud and customers who have closed bank accounts or have insufficient funds in open bank accounts to satisfy payments. Although we have measures in place to detect and reduce the occurrence of fraudulent activity in our marketplace, those measures may not always be effective. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could potentially result in us paying higher fees or losing the right to accept credit cards for payment. In addition, under current credit card practices, we are liable for fraudulent credit card transactions because we do not obtain a cardholder’s signature. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action and lead to expenses that could substantially impact our operating results.

We have identified a material weakness in our internal control over financial reporting and if we have failed to remediate this weakness and maintain proper and effective internal controls, our ability to produce accurate and timely consolidated financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate consolidated financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. As a private company, we have not historically prepared public company financial statements. In connection with the audit of our 2017 consolidated financial statements, we have identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

In connection with the audit of our 2017 consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal controls in 2017 related to the lack of resources necessary to perform adequate review of our financial information. To remediate such material weakness, we hired additional personnel with requisite skills in both technical accounting and internal control over financial reporting. In addition, we engaged external advisors that provided financial accounting assistance and evaluated and documented the design and operating effectiveness of our internal controls and assisted with the remediation and implementation of our internal controls as required. We will continue to evaluate the longer-term resource needs of our various financial functions. While we have fully implemented our remediation plan with respect to this material weakness, we cannot assure you we will have addressed the underlying causes of the material weakness or that we will not identify other control deficiencies in the future.

Implementing any appropriate changes to our internal controls and continuing to update and maintain our internal controls may distract our officers and employees, entail substantial costs to implement new processes and modify our existing processes and take significant time to complete. If we fail to enhance our internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act of 2002 or the Sarbanes-Oxley Act, we may be unable to report our financial results accurately or in a timely manner, which could increase operating costs and harm our business, including our investors’ perception of our business and our share price. The actions we plan to take are subject to continued management review supported by confirmation and testing, as well as audit committee oversight. While we expect to fully remediate the material weakness, we cannot assure you that we will be able to do so in a timely manner, which could impair our ability to report our financial position.

If our internal control over financial reporting or our disclosure controls and procedures are not effective, we may not be able to accurately report our financial results, prevent fraud or file our periodic reports in a timely manner, which may cause investors to lose confidence in our reported financial information and may lead to a decline in our stock price.

We have been a private company for 16 years, and as such, we have not had the internal control and financial reporting requirements that are required of a publicly traded company. We are required to comply with the requirements of the Sarbanes-Oxley Act, following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act, or the date we are no longer an “emerging growth company,” as defined in the JOBS Act, which could be as early as our first fiscal year beginning after the effective date of this offering. The Sarbanes-Oxley Act requires that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation, document our controls and perform testing of our key controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, the market price of our stock would likely decline and we could be subject to lawsuits, sanctions or investigations by regulatory authorities, which would require additional financial and management resources.

We continue to invest in more robust technology and in more resources in order to manage those reporting requirements. Implementing the appropriate changes to our internal controls and remediating our material weakness may distract our officers and employees, result in substantial costs to implement new processes or modify our existing processes and require significant time to complete. Any difficulties or delays in implementing the system could impact our ability to timely report our financial results. In addition, we currently rely on a manual process in some areas which increases our exposure to human error or intervention in reporting our financial results. For these reasons, we may encounter difficulties in the timely and accurate reporting of our financial results, which would impact our ability to provide our investors with information in a timely manner. As a result, our investors could lose confidence in our reported consolidated financial information, and our stock price could decline.

In addition, any such changes do not guarantee that we will be effective in maintaining the adequacy of our internal controls, and any failure to maintain that adequacy could prevent us from accurately reporting our financial results.

Customer growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Purchases using mobile devices by consumers generally, and by our customers specifically, have increased significantly, and we expect this trend to continue. To optimize the mobile shopping experience, we are dependent on our customers downloading our specific mobile applications for their particular device or accessing our sites from an Internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the creation, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating our mobile applications into mobile devices, if problems arise with our relationships with providers of mobile operating systems or mobile application download stores, such as those of Apple Inc. or Google Inc., if our applications receive unfavorable treatment compared to competing applications, such as the order of our products in the Apple App Store, or if we face increased costs to distribute or have customers use our mobile applications. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and operating results may be materially and adversely affected.

We may expand our business through acquisitions of other businesses, which may divert management’s attention and/or prove to be unsuccessful.

We acquired Alliance, Inc. in 2014 and may acquire additional businesses or technologies in the future. Acquisitions may divert management’s time and focus from operating our business. Acquisitions also may require us to spend a substantial portion of our available cash, incur debt or other liabilities, amortize expenses related to intangible assets or incur write-offs of goodwill or other assets. In addition, integrating an acquired business or technology is risky. Completed and future acquisitions may result in unforeseen operational difficulties and expenditures associated with:

•	incorporating new businesses and technologies into our infrastructure;

•	consolidating operational and administrative functions;

•	coordinating outreach to our community;

•	maintaining morale and culture and retaining and integrating key employees;

•	maintaining or developing controls, procedures and policies (including effective internal control over financial reporting and disclosure controls and procedures); and

•

identifying assuming liabilities related to the activities of the acquired business before the acquisition, including liabilities for violations of laws and regulations, intellectual property issues, commercial disputes, taxes and other matters.

Moreover, we may not benefit from our acquisitions as we expect, or in the time frame we expect. We also may issue additional equity securities in connection with an acquisition, which could cause dilution to our stockholders. Finally, acquisitions could be viewed negatively by analysts, investors or our customers.

If we fail to attract and retain key personnel, or effectively manage succession, our business, financial condition and operating results could be adversely affected.

Our success, including our ability to anticipate and effectively respond to changing style trends, depends in part on our ability to attract and retain key personnel on our executive team, particularly our co-chief executive officers, and in our merchandising, data science, engineering, marketing, design and other organizations. Competition for key personnel is strong, and we cannot be sure that we will be able to attract and retain a sufficient number of qualified personnel in the future, or that the compensation costs of doing so will not adversely affect our operating results. We do not have long-term employment or non-competition agreements with any of our personnel. If we are unable to retain, attract and motivate talented employees with the appropriate skills at cost-effective compensation levels, or if changes to our business adversely affect morale or retention, we may not achieve our objectives and our business and operating results could be adversely affected. In addition, the loss of one or more of our key personnel or the inability to promptly identify a suitable successor to a key role could have an adverse effect on our business. In particular, our co-chief executive officers have unique and valuable experiences leading our company from its inception through today. If either of them were to depart or otherwise reduce their focus on our company, our business may be disrupted. We do not currently maintain key-person life insurance policies on any member of our senior management team or other key employees.

Adverse litigation judgments or settlements resulting from legal proceedings in which we may be involved could expose us to monetary damages or limit our ability to operate our business.

We have in the past and may in the future become involved in private actions, collective actions, investigations and various other legal proceedings by customers, employees, suppliers, competitors, government agencies or others. The results of any such litigation, investigations and other legal proceedings are inherently unpredictable and expensive. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, damage our reputation, require significant amounts of management time and divert significant resources. If any of these legal proceedings were to be determined adversely to us, or we were to enter into a settlement arrangement, we could be exposed to monetary damages or limits on our ability to operate our business, which could have an adverse effect on our business, financial condition and operating results.

Expansion of our operations internationally will require management attention and resources, involves additional risks and may be unsuccessful.

Notwithstanding that 17.9% of our total net sales in 2018 was derived from customers outside of the United States, we have limited experience with operating internationally and selling our merchandise outside of the United States and do not have physical operations outside of the United States. If we choose to expand internationally we would need to adapt to different local cultures, standards and policies. The business model we employ and the merchandise we currently offer may not have the same appeal to consumers outside of the United States. Furthermore, to succeed with customers in international locations, it likely will be necessary to locate fulfillment centers in foreign markets and hire local employees in those international centers, and we may have to invest in these facilities before proving we can successfully run foreign operations. We may not be successful in expanding into international markets or in generating revenue from foreign operations for a variety of reasons, including:

•	localization of our merchandise offerings, including translation into foreign languages and adaptation for local practices;

•	navigating shipping and returns in a more fragmented geography, particularly if the European Union were to lose members or change its policies regarding the flow of goods across country borders;

•	different consumer demand dynamics, which may make our model and the merchandise we offer less successful compared to the United States;

•	competition from local incumbents that understand the local market and may operate more effectively;

•	regulatory requirements, taxes, trade laws, trade sanctions and economic embargoes, tariffs, export quotas, custom duties or other trade restrictions or any unexpected changes thereto;

•	laws and regulations regarding anti-bribery and anti-corruption compliance;

•	differing labor regulations where labor laws may be more advantageous to employees as compared to the United States and increased labor costs;

•	more stringent regulations relating to privacy and data security and access to, or use of, commercial and personal information, particularly in Europe;

•	changes in a specific country’s or region’s political or economic conditions; and

•	risks resulting from changes in currency exchange rates.

If we invest substantial time and resources to establish and expand our operations internationally and are unable to do so successfully and in a timely manner, our operating results would suffer.

We have operations in China, which exposes us to risks inherent in doing business there.

We use multiple third-party suppliers and manufacturers based primarily in China. With the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase in the future. Furthermore, pursuant to Chinese labor laws, employers in China are subject to various requirements when signing labor contracts, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. Our results of operations will be materially and adversely affected if the labor costs of our third-party suppliers and manufacturers increase significantly. In addition, we and our manufacturers and suppliers may not be able to find a sufficient number of qualified workers due to the intensely competitive and fluid market for skilled labor in China.

Operating in China exposes us to political, legal and economic risks. In particular, the political, legal and economic climate in China, both nationally and regionally, is fluid and unpredictable. Our ability to operate in China may be adversely affected by changes in U.S. and Chinese laws and regulations such as those related to, among other things, taxation, import and export tariffs, environmental regulations, land use rights, intellectual property, currency controls, network security, employee benefits, hygiene supervision and other matters. In addition, we may not obtain or retain the requisite legal permits to continue to operate in China, and costs or operational limitations may be imposed in connection with obtaining and complying with such permits. In addition, Chinese trade regulations are in a state of flux, and we may become subject to other forms of taxation, tariffs and duties in China. Furthermore, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal distribution and sale of counterfeit versions of our products. If any of these events occur, our business, financial condition and results of operations could be materially and adversely affected. See also “—Recent and potential tariffs imposed by the U.S. government or a global trade war could increase the cost of our products, which could have a material adverse effect on our business, financial condition and results of operations.”

Our reliance on overseas manufacturing and supply partners, including vendors located in jurisdictions presenting an increased risk of bribery and corruption, exposes us to legal, reputational, and supply chain risk through the potential for violations of federal and international anti-corruption law.

We derive a significant portion of our merchandise for our owned brands from third-party manufacturing and supply partners in foreign countries and territories, including countries and territories perceived to carry an increased risk of corrupt business practices. The U.S. Foreign Corrupt Practices Act, or the FCPA, prohibits U.S. corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. Notwithstanding our efforts to conduct our operations in material compliance with the FCPA, our international vendors could be determined to be our “representatives” under the FCPA, which could expose us to potential liability for the actions of these vendors under the FCPA. If we or our vendors were determined to have violated the FCPA, the U.K. Bribery Act of 2010, or any of the anti-corruption and anti-bribery laws in the countries and territories where we and our vendors do business, we could suffer severe fines and penalties, profit disgorgement, injunctions on future conduct, securities litigation, bans on transacting certain business, and other consequences that may have a material adverse effect on our business, financial condition and results of operations. In addition, the costs we may incur in defending against any anti-corruption investigations stemming from our or our vendors’ actions could be significant. Moreover, any actual or alleged corruption in our supply chain could carry significant reputational harms, including negative publicity, loss of good will, and decline in share price.

Recent and potential tariffs imposed by the U.S. government or a global trade war could increase the cost of our products, which could have a material adverse effect on our business, financial condition and results of operations.

The U.S. government has recently imposed increased tariffs on certain imports from China. While the current tariffs only affect a small portion of the products that we currently import from China, specifically handbags and makeup, the current U.S. administration has increased the tariff rate from 10% to 25% and indicated that the higher tariffs may be imposed on additional imports from China, including finished goods apparel and shoes, which, if imposed, would include a predominant portion of the products that we import from China. In retaliation for the current and proposed tariffs, China has already implemented, and announced a plan to impose additional tariffs on a wide range of American products. There is also a concern that the imposition of additional tariffs by the United States could result in the adoption of tariffs by other countries as well, leading to a global trade war. Such tariffs could have a significant impact on our business, particularly the REVOLVE segment and owned brands. While we may attempt to renegotiate prices with suppliers or diversify our supply chain in response to tariffs, such efforts may not yield immediate results or may be ineffective. We might also consider increasing prices to the end consumer; however, this could reduce the competitiveness of our products and adversely affect net sales. If we fail to manage these dynamics successfully, gross margins and profitability could be adversely affected. As of the date of this prospectus, tariffs have not had a material impact on our business, but increased tariffs or trade restrictions implemented by the United States or other countries in connection with a global trade war could have a material adverse effect on our business, financial condition and results of operations.

We may experience fluctuations in our tax obligations and effective tax rate, which could adversely affect our operating results.

We are subject to taxes in the United States and the United Kingdom. We record tax expense based on current tax liabilities and our estimates of future tax liabilities, which may include reserves for estimates of probable settlements of tax audits. At any one time, multiple tax years are subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. As a result, we expect that throughout the year there could be ongoing variability in our quarterly tax rates as taxable events occur and exposures are re-evaluated. Further, our effective tax rate in a given financial statement period may be materially impacted by changes in tax laws, changes in the mix and level of earnings by taxing jurisdictions, or changes to existing accounting rules or regulations. An example is the recently enacted legislation referred to as the Tax Cuts and Jobs Act, or the 2017 Tax Act. Foreign governments may enact tax laws in response to the 2017 Tax Act that could result in further changes to global taxation. There are numerous factors that could affect our tax rate. These may include, among other factors, intercompany transactions, losses incurred in jurisdictions for which we are not able to realize the related tax benefits, and entry into new businesses and geographies. Fluctuations in our tax obligations and effective tax rate could adversely affect our business, financial condition and operating results.

The enactment of tax reform legislation, including legislation implementing changes in taxation of international business activities, could materially impact our financial position and results of operations.

Legislation or other changes in tax laws could increase our liability and adversely affect our after-tax profitability. For example, the Tax Cuts and Jobs Act, or the Tax Act, was enacted in the United States on December 22, 2017. The Tax Act could have a significant impact on our effective tax rate, cash tax expenses and net deferred tax assets. The Tax Act reduces the U.S. corporate statutory tax rate, eliminates or limits the deduction of several expenses that were previously deductible, imposes a mandatory deemed repatriation tax on undistributed historic earnings of foreign subsidiaries, requires a minimum tax on earnings generated by foreign subsidiaries and permits a tax-free repatriation of foreign earnings through a dividends received deduction (subject to certain exceptions). We have completed our evaluation of the overall impact of the Tax Act on our effective tax rate and balance sheet through fiscal year 2018 and reflected the amounts in our financial statements. The Tax Act may have significant impacts in future periods.

We could be required to collect additional sales taxes or be subject to other tax liabilities that may increase the costs our customers would have to pay for our offering and adversely affect our operating results.

On June 21, 2018, the U.S. Supreme Court held in South Dakota v. Wayfair, Inc. that states could impose sales tax collection obligations on out-of-state retailers even if those retailers lack any physical presence within the states imposing sales taxes. Under Wayfair, a person requires only a “substantial nexus” with the taxing state before the state may subject the person to sales tax collection obligations therein. An increasing number of states, both before and after the Supreme Court’s ruling, have considered or adopted laws that attempt to impose sales tax collection obligations on out-of-state retailers. The Supreme Court’s Wayfair decision has removed a significant impediment to the enactment of these laws, and it is possible that states may seek to tax out-of-state retailers, including for prior tax years. Although we believe that we currently collect sales taxes in all states that have adopted laws imposing sales tax collection obligations on out-of-state retailers since Wayfair was decided, a successful assertion by one or more states requiring us to collect sales taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently do collect some sales taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest. The imposition by state governments of sales tax collection obligations on out-of-state retailers in jurisdictions where we do not currently collect sales taxes, whether for prior years or prospectively, could also create additional administrative burdens for us, put us at a competitive disadvantage if they do not impose similar obligations on our competitors and decrease our future sales, which could have a material adverse impact on our business and operating results.

We may require additional capital to support business growth, and this capital might not be available or may be available only by diluting existing stockholders.

We intend to continue making investments to support our business growth and may require additional funds to support this growth and respond to business challenges, including the need to develop our services, expand our inventory, enhance our operating infrastructure, expand the markets in which we operate and potentially acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital-raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business and prospects could fail or be adversely affected.

Operating as a public company will require us to incur substantial costs and will require substantial management attention. In addition, our management team has limited experience managing a public company.

As a public company, we will incur substantial legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act, the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer

Protection Act, or the Dodd-Frank Act, and the rules and regulations of the Securities and Exchange Commission, or the SEC. The rules and regulations of NYSE will also apply to us following this offering. As part of these new requirements, we will need to establish and maintain effective disclosure and financial controls and make changes to our corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming.

Most of our management and other personnel have little experience managing a public company and preparing public filings. In addition, we expect that our management and other personnel will need to divert attention from other business matters to devote substantial time to the reporting and other requirements of being a public company. In particular, we expect to incur significant expense and devote substantial management effort to complying with the requirements of Section 404 of the Sarbanes-Oxley Act. We may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge.

Our credit facility contains restrictive covenants that may limit our operating flexibility.

Our credit facility contains restrictive covenants that limit our ability to transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, incur additional indebtedness and liens and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the credit facility, which may limit our operating flexibility. In addition, our credit facility is secured by all of our assets, including our intellectual property, and requires us to satisfy certain financial covenants. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet these financial covenants or pay the principal and interest on any debt under our facility. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt. Any inability to make scheduled payments or meet the financial covenants on our credit facility would adversely affect our business.

Our operating results could be adversely affected by natural disasters, public health crises, political crises or other catastrophic events.

Our principal offices, data centers and our fulfillment centers are located in Southern California, an area which has a history of earthquakes, and are thus vulnerable to damage. Natural disasters, such as earthquakes, wildfires, hurricanes, tornadoes, floods and other adverse weather and climate conditions; unforeseen public health crises, such as pandemics and epidemics; political crises, such as terrorist attacks, war and other political instability; or other catastrophic events, whether occurring in the United States or internationally, could disrupt our operations in any of our offices and fulfillment centers or the operations of one or more of our third-party providers or vendors. In particular, these types of events could impact our merchandise supply chain, including our ability to ship merchandise to customers from or to the impacted region, and could impact our ability or the ability of third parties to operate our sites and ship merchandise. In addition, these types of events could negatively impact consumer spending in the impacted regions. To the extent any of these events occur, our business and operating results could be adversely affected.

Risks Relating to Our Class A Common Stock and this Offering

The market price of our Class A common stock may be volatile or may decline steeply or suddenly regardless of our operating performance, and we may not be able to meet investor or analyst expectations. You may not be able to resell your shares at or above the initial public offering price and may lose all or part of your investment.

The initial public offering price for our Class A common stock was determined through negotiations between the underwriters and us, and may vary from the market price of our Class A common stock following this offering. If you purchase shares of our Class A common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the market price following this offering will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time before this offering. The market price of our Class A common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our customer base, the level of customer engagement, net sales or other operating results;

•	variations between our actual operating results and the expectations of securities analysts, investors and the financial community;

•

any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information or our failure to meet expectations based on this information;

•

actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

•

whether investors or securities analysts view our stock structure unfavorably, particularly our dual-class structure and the significant voting control of our executive officers, directors and their affiliates;

•

additional shares of our Class A common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including if existing stockholders sell shares into the market when applicable “lock-up” periods end;

•	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of companies in our industry, including our vendors and competitors;

•	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

•	lawsuits threatened or filed against us;

•	developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and

•	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, extreme price and volume fluctuations in the stock markets have affected and continue to affect many eCommerce and other technology companies’ stock prices. Often, their stock prices have fluctuated in ways unrelated or disproportionate to the companies’ operating performance. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and seriously harm our business.

Moreover, because of these fluctuations, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our Class A common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings forecasts that we may provide.

An active trading market for our Class A common stock may never develop or be sustained.

We have been approved to list our Class A common stock on the New York Stock Exchange, or NYSE, under the symbol “RVLV.” However, we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class A common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired, or the prices that you may obtain for your shares. Further, our directors, executive officers and employees, as well as friends and family members of our executive officers and certain members of senior management, and persons with whom we have a business relationship, have the opportunity to purchase up to 588,235 shares of our Class A common stock, or 5% of the shares offered by this prospectus, at the initial public offering price through a directed share program. To the extent any of our executive officers, directors or employees purchase shares in this offering, fewer shares may be actively traded in the public market because these stockholders will be restricted from selling the shares by a 180-day lock-up restriction, which would reduce the liquidity of the market for our Class A common stock.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders, including employees and service providers who obtain equity, sell or indicate an intention to sell, substantial amounts of our Class A common stock in the public market after the lock-up and legal restrictions on resale discussed in this prospectus lapse, the trading price of our Class A common stock could decline. Based on shares outstanding as of March 31, 2019, upon the completion of this offering, we will have outstanding a total of 11,764,706 shares of Class A common stock and 56,664,523 shares of Class B common stock. This assumes no exercise of outstanding options and gives effect to the Corporate Conversion, the repurchase of an aggregate of 2,400,960 shares of Class B common stock from TSG and Capretto, and the issuance of 11,764,706 shares of Class A common stock on the completion of this offering. Of these shares, only the shares of Class A common stock sold in this offering will be freely tradable, without restriction, in the public market immediately after the offering. Each of our directors, executive officers and other holders of substantially all our outstanding shares have entered into lock-up agreements with the underwriters that restrict their ability to sell or transfer their shares for a period of 180 days after the date of this prospectus. However, Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC may, in their sole discretion, waive the contractual lock-up before the lock-up agreements expire. After the lock-up agreements expire, 56,664,523 shares outstanding as of March 31, 2019 (assuming the closing of the offering) will be eligible for sale in the public market, of which 54,803,633 shares are held by directors, executive officers and other affiliates and will be subject to volume limitations under Rule 144 of the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

In addition, after giving effect to the Corporate Conversion, 5,130,502 shares of Class B common stock were subject to outstanding stock options as of March 31, 2019. These shares will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 of the Securities Act. We intend to file a registration statement on Form S-8 under the Securities Act covering all the shares of Class A common stock subject to stock options outstanding and reserved for issuance under our stock plans. That registration statement will become effective immediately on filing, and shares covered by that registration statement will be eligible for sale in the public markets, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above. If these additional shares are sold, or if it is perceived that they will be sold in the public market, the trading price of our Class A common stock could decline.

The dual class structure of our common stock will have the effect of concentrating voting control with our executive officers, directors and their affiliates, and it may depress the trading price of our Class A common stock.

Our Class B common stock has ten votes per share and our Class A common stock, which is the stock we are offering in this offering, has one vote per share. Our existing stockholders, all of which hold shares of Class B common stock, will collectively own shares representing approximately 98% of the voting power of our outstanding capital stock following the completion of this offering. MMMK Development, Inc., an entity controlled by our co-chief executive officers, will control approximately 67% of the voting power of our outstanding capital stock following the completion of this offering and therefore will be able to control all matters submitted to our stockholders for approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or our assets, even if their stock holdings represent less than 50% of the outstanding shares of our capital stock. Our co-chief executive officers may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership will limit the ability of other stockholders to influence corporate matters and may cause us to make strategic decisions that could involve risks to you or that may not be aligned with your interests.

This control may also adversely affect the market price of our Class A common stock. In July 2017, FTSE Russell and Standard & Poor’s announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures to be included in their indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Under the announced policies, our dual class capital structure would make us ineligible for inclusion in any of these indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in our stock. These policies are new and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included in the indices.

We may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield a return.

We currently intend to use $40.8 million of the net proceeds to us from this offering to repurchase an aggregate of 2,400,960 shares of Class B common stock from TSG and Capretto, and the remainder of the net proceeds to us from this offering primarily for general corporate purposes. We may also use a portion of the net proceeds from this offering for the acquisition of, or investment in, brands or businesses that complement our business, although we have no present commitments or agreements to enter into any such acquisition or investment. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for purposes that do not increase the value of our business or increase the risks to you, which could cause the price of our Class A common stock to decline. Until net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

If securities or industry analysts either do not publish research about us or publish inaccurate or unfavorable research about us, our business or our market, or if they adversely change their recommendations regarding our Class A common stock, the trading price or trading volume of our Class A common stock could decline.

The trading market for our Class A common stock will be influenced in part by the research and reports that securities or industry analysts may publish about us, our business, our market or our competitors. If one or more of the analysts initiate research with an unfavorable rating or downgrade our Class A common stock, provide a more favorable recommendation about our competitors or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If any analyst who may cover us were to cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the trading price or trading volume of our Class A common stock to decline.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

We are an emerging growth company, and for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including:

•	not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to five years following the completion of this offering, although we expect to not be an emerging growth company sooner. Our status as an emerging growth company will end as soon as any of the following takes place:

•	the last day of the fiscal year in which we have more than $1.07 billion in annual revenue;

•	the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates;

•	the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

•	the last day of the fiscal year ending after the fifth anniversary of the completion of this offering.

We cannot predict if investors will find our Class A common stock less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our Class A common stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be more volatile.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of this extended transition period, and as a result, our financial statements may not be comparable with similarly situated public companies.

We have elected to take advantage of the “controlled company” exemption to the corporate governance rules for NYSE-listed companies, which could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Because we qualify as a “controlled company” under the corporate governance rules for NYSE-listed companies, we are not required to have a majority of our board of directors be independent, nor are we required to have a compensation committee or an independent nominating function. In light of our status as a controlled company, in the future we could elect not to have a majority of our board of directors be independent or not to have a compensation committee or nominating and corporate governance committee. Accordingly, should the interests of our management and MMMK Development, Inc., an entity controlled by our co-chief executive officers, differ from those of other stockholders, the other stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance rules for NYSE-listed companies. Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.

Future securities issuances could result in significant dilution to our stockholders and impair the market price of our Class A common stock.

Future issuances of shares of our Class A common stock or the conversion of a substantial number of shares of our Class B common stock, or the perception that these sales or conversions may occur, could depress the market price of our Class A common stock and result in dilution to existing holders of our Class A common stock. Also, to the extent outstanding options and warrants to purchase our shares of our Class A or Class B common stock are exercised or options or other equity-based awards are issued or become vested, there will be further dilution. The amount of dilution could be substantial depending upon the size of the issuances or exercises. Furthermore, we may issue additional equity securities that could have rights senior to those of our Class A common stock. As a result, purchasers of our Class A common stock in this offering bear the risk that future issuances of debt or equity securities may reduce the value of our Class A common stock and further dilute their ownership interest.

As of March 31, 2019, there were 5,130,502 shares of Class B common stock subject to outstanding options, after giving effect to the Corporate Conversion. In connection with this offering, all of the shares of Class A common stock issuable upon the conversion of shares of Class B common stock subject to outstanding options will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance as permitted by any applicable vesting requirements, and subject to compliance with applicable securities laws.

In addition, following the closing of this offering, the holders of all of our Class B common stock will have rights, subject to certain conditions, to require us to file registration statements for the public resale of the shares of Class A common stock issuable upon conversion of their shares of Class B common stock, or to include such shares in registration statements that we may file.

The requirements of being a public company may strain our resources, result in more litigation and divert management’s attention.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Complying with these rules and regulations has increased and will increase our legal and financial compliance costs, make some activities more difficult, time consuming or costly and increase demand on our systems and resources. To address these challenges, we recently expanded our finance and accounting teams. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are required to disclose changes made in our internal control and procedures on a quarterly basis. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire additional employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

These new rules and regulations may make it more expensive for us to obtain director and officer liability insurance, and in the future, we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

By disclosing information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If those claims are successful, our business could be seriously harmed. Even if the claims do not result in litigation or are resolved in our favor, the time and resources needed to resolve them could divert our management’s resources and seriously harm our business.

Delaware law and provisions in our certificate of incorporation and bylaws that will be in effect on the completion of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our Class A common stock.

Our certificate of incorporation and bylaws that will be in effect on the completion of this offering contain provisions that could depress the trading price of our Class A common stock by acting to discourage, delay or prevent a change of control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions include the following:

•	permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships;

•	require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;

•	authorize the issuance of “blank check” preferred stock that our board of directors could use to implement a stockholder rights plan;

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	provide that the board of directors is expressly authorized to make, alter or repeal our bylaws;

•	restrict the forum for certain litigation against us to Delaware;

•	reflect the dual class structure of our common stock; and

•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Any provision of our certificate of incorporation or bylaws, that will be in effect on the completion of this offering or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our Class A common stock. For information regarding these and other provisions, see the section captioned “Description of Capital Stock—Anti-Takeover Provisions.”

Our bylaws that will be in effect on the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our bylaws that will be in effect on the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a breach of fiduciary duty;

•	any action asserting a claim against us arising under the Delaware General Corporation Law, our certificate of incorporation or our bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the exclusive-forum provision in our bylaws that will be in effect on the completion of this offering to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” and elsewhere in this prospectus contain forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words.

These statements involve risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our ability to effectively manage or sustain our growth and to effectively expand our operations;

•	our ability to retain our existing customers and acquire new customers;

•	our ability to retain existing vendors and brands and to attract new vendors and brands;

•	our ability to obtain and maintain differentiated high-quality products from appropriate brands in sufficient quantities from vendors;

•

our ability to obtain and maintain sufficient inventory at prices that will make our business model profitable, and of a quality that will continue to retain existing customers and attract new customers;

•	our ability to respond to consumer demand, spending and tastes, and our ability to accurately and effectively engage in predictive analytics;

•	general economic conditions and their impact on consumer demand;

•	our ability to maintain and enhance our brand;

•	our ability to optimize, operate, manage and expand our network infrastructure and our fulfillment centers and delivery channels;

•	the growth of the market for premium lifestyle and luxury products, and the online market for premium lifestyle and luxury products in particular;

•	seasonal sales fluctuations;

•	the impact of the launch of superdown in 2019; and

•	our ability to expand our product offerings, including our owned brands.

You should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains statistical data, estimates and forecasts that are based on independent industry publications, such as those published by Euromonitor International Limited, or Euromonitor, or other publicly available information, as well as other information based on our internal sources. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and other publicly available information. The industry data presented in this prospectus related to the size of the U.S. apparel and footwear, accessories and beauty markets is based on data from Euromonitor, Apparel and Footwear, 2018 edition, Personal Accessories, 2019 edition and Beauty and Personal Care, 2018 edition. All market sizing data is based on Retail Value RSP (retail selling price), current terms, and a fixed exchange rate. Market sizing data for the global online apparel and footwear, accessories and beauty markets represents Retail Value RSP inclusive of Sales Tax. None of the industry publications referred to in this prospectus were prepared on our or on our affiliates’ behalf or at our expense. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, Euromonitor’s figures are based in part on official statistics, trade associations, trade press, company research, trade interviews and trade services, and as such have not been independently verified by Euromonitor in each case. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and other publicly available information.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $45.8 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional shares in full, we estimate that the net proceeds to be received by us will be approximately $53.3 million, after deducting underwriting discounts and commissions and offering expenses payable by us. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders.

The principal purposes of this offering are to increase our financial flexibility, create a public market for our Class A common stock and improve our brand awareness. We intend to use $40.8 million of the net proceeds from this offering to repurchase an aggregate of 2,400,960 shares of Class B common stock from TSG and Capretto. We expect to use the remainder of the net proceeds from this offering for working capital and other general corporate purposes, which we currently expect will include continued investment to support our growth, increased investment in owned brands, as well as overall growth in our international operations. However, we do not currently have specific planned uses for the proceeds. We may also use a portion of our net proceeds to acquire or invest in complementary brands or businesses; however, we currently have no agreements or commitments to complete any such transactions.

Because we expect to use the net proceeds from this offering for working capital and other general corporate purposes, our management will have broad discretion over the use of the net proceeds from this offering. As of the date of this prospectus, we intend to invest the net proceeds that are not used as described above in capital-preservation investments, including short-term interest-bearing investment-grade securities, certificates of deposit or U.S. government backed securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Any future determination to pay dividends will be made at the discretion of our board of directors subject to applicable laws and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions and capital requirements. Our future ability to pay cash dividends on our capital stock is limited by the terms of our existing credit facility and may be limited by any future debt instruments or preferred securities.

CORPORATE CONVERSION

We previously operated as a Delaware limited liability company under the name Revolve Group, LLC. In connection with this offering, Revolve Group, LLC converted into a Delaware corporation pursuant to a statutory conversion and changed its name to Revolve Group, Inc. on June 6, 2019. In this prospectus, we refer to all of the transactions related to our conversion to a corporation described above as the Corporate Conversion.

In conjunction with the Corporate Conversion, all of the outstanding Class T and Class A Units of Revolve Group, LLC were converted into an aggregate of 67,889,013 shares of our Class B common stock. The holders of Class T Units first received an aggregate of 2,400,960 shares of our Class B common stock, representing the total preference amount for the Class T Units. The remaining 65,488,053 shares of our Class B common stock were allocated pro rata to the Class T and Class A unitholders based on the number of units held by each holder.

We will use $40.8 million of the net proceeds to us from this offering to repurchase an aggregate of 2,400,960 shares of Class B common stock held by TSG and Capretto.

Revolve Group, Inc. continues to hold all property and assets of Revolve Group, LLC and assumed all of the debts and obligations of Revolve Group, LLC. Revolve Group, Inc. is governed by a certificate of incorporation filed with the Delaware Secretary of State and bylaws, the material portions of which are described in the section captioned “Description of Capital Stock.” On the effective date of the Corporate Conversion, the members of the board of managers of Revolve Group, LLC became the members of the board of directors of Revolve Group, Inc. and the officers of Revolve Group, LLC became the officers of Revolve Group, Inc.

The purpose of the Corporate Conversion was to reorganize our corporate structure so that the top-tier entity in our corporate structure—the entity that is offering Class A common stock to the public in this offering—is a corporation rather than a limited liability company and so that our existing investors own our common stock rather than membership units in a limited liability company.

Except as otherwise noted herein, the consolidated financial statements included elsewhere in this prospectus are those of Revolve Group, LLC and its consolidated operations. We do not expect that the Corporate Conversion will have a material effect on the results of our core operations.

CAPITALIZATION

The following table summarizes our cash and capitalization as of March 31, 2019:

•	on an actual basis;

•	on a pro forma basis to give effect to the Corporate Conversion which was effected on June 6, 2019;

•

on a pro forma as adjusted basis to reflect (1) the sale and issuance by us of 2,941,176 shares of Class A common stock in this offering and the receipt of the net proceeds from our sale of these shares at the initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and offering expenses, (2) the sale of 8,823,530 shares of Class A common stock by the selling stockholders and (3) the repurchase by us of an aggregate of 2,400,960 shares of Class B common stock from TSG and Capretto.

You should read the information in this table together with our consolidated financial statements and related notes to those statements, as well as the sections captioned “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

	As of March 31, 2019
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except unit and share data)
Cash	$27,201	$27,201	$32,228

Members’ equity:
Class T preferred units, no par value: 23,551,834 units authorized, issued and outstanding, actual; no units authorized, issued or outstanding, pro forma or pro forma as adjusted	$15,000	$—	$—
Class A common units, no par value, 41,936,219 units authorized, issued and outstanding, actual; no units authorized, issued or outstanding, pro forma or pro forma as adjusted	4,059	—	—
Accumulated members’ equity	66,661	—	—
Stockholders’ equity:
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma or pro forma as adjusted	—	—	—
Class A common stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 1,000,000,000 shares authorized and no shares issued or outstanding pro forma; 1,000,000,000 shares authorized and 11,764,706 shares issued and outstanding pro forma as adjusted	—	—	12
Class B common stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 125,000,000 shares authorized and 67,889,013 shares issued and outstanding pro forma; 125,000,000 shares authorized and 56,664,523 shares issued and outstanding pro forma as adjusted	—	68	57
Additional paid-in capital	—	18,991	24,018
Retained earnings	—	66,661	66,661

Total equity	85,720	85,720	90,748

Total capitalization	$85,720	$85,720	$90,748

The number of shares of our common stock outstanding immediately after this offering is based on 11,764,706 shares of Class A common stock and 56,664,523 shares of Class B common stock outstanding as of March 31, 2019, after giving effect to the Corporate Conversion, and excludes:

•	5,130,502 shares of our Class B common stock issuable upon the exercise of outstanding stock options, as of March 31, 2019, having a weighted-average exercise price of $6.21;

•	4,500,000 shares of Class A common stock reserved for future issuance under our 2019 Equity Incentive Plan, which became effective on the date of this prospectus; and

•	1,400,000 shares of Class A common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, which became effective on the date of this prospectus.

DILUTION

If you invest in our Class A common stock you will experience immediate and substantial dilution in the pro forma net tangible book value of your shares of Class A common stock. Dilution in pro forma as adjusted net tangible book value represents the difference between the price to public per share of our Class A common stock and the pro forma as adjusted net tangible book value per share, as adjusted to give effect to this offering.

After giving effect to the Corporate Conversion, pro forma net tangible book value as of March 31, 2019 was $83.2 million, or $1.23 per share, based on 67,889,013 shares of our common stock outstanding. After giving effect to the repurchase by us of an aggregate of 2,400,960 shares of Class B common stock from TSG and Capretto, the sale and issuance of 11,764,706 shares of Class A common stock in this offering at the initial public offering price of $18.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2019 would have been approximately $88.2 million, or $1.29 per share. This represents an immediate dilution of $16.71 per share to new investors purchasing Class A common stock in this offering.

The following table illustrates this dilution on a per share basis to new investors:

Initial public offering price per share		$18.00
Pro forma net tangible book value per share before this offering	1.23
Increase in pro forma net tangible book value per share attributable to investors participating in the offering	0.06

Pro forma as adjusted net tangible book value per share, as adjusted to give effect to this offering		1.29

Dilution per share to investors participating in this offering		$16.71

If the underwriters exercise their option in full to purchase 1,764,705 additional shares of Class A common stock in this offering, the pro forma as adjusted net tangible book value per share after the offering would be $1.36 per share, the increase in the pro forma net tangible book value per share to existing stockholders would be $0.07 per share, and the pro forma as adjusted dilution to new investors purchasing Class A common stock in this offering would be $16.64 per share.

The following table summarizes, on a pro forma as adjusted basis to give effect to this offering, as of March 31, 2019, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted-average price per share paid by existing stockholders and by investors participating in this offering at the initial public offering price of $18.00 per share, before deducting underwriting discounts and commissions and estimated offering expenses (in thousands, except per share amounts and percentages):

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering	65,488,053	84.8%	15,050,000	6.6%	$0.23
Investors participating in this offering	11,764,706	15.2	211,764,708	93.4	18.00

Total	77,252,759	100.0%	226,814,708	100.0%	2.94

Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders to be reduced to 56,664,523 shares, or 83% of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to 11,764,706 shares, or 17% of the total number of shares of our common stock outstanding after this offering.

The number of shares of our common stock outstanding immediately after this offering is based on 11,764,706 shares of Class A common stock and 56,664,523 shares of Class B common stock outstanding as of March 31, 2019, after giving effect to the Corporate Conversion, and excludes:

•	5,130,502 shares of our Class B common stock issuable upon the exercise of outstanding stock options, as of March 31, 2019, having a weighted-average exercise price of $6.21;

•	4,500,000 shares of Class A common stock reserved for future issuance under our 2019 Equity Incentive Plan, which became effective on the date of this prospectus; and

•	1,400,000 shares of Class A common stock reserved for future issuance under our 2019 Employee Stock Purchase Plan, which became effective on the date of this prospectus.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included within this prospectus. The consolidated statements of income and cash flows data for the years ended December 31, 2017, and 2018 and the consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The consolidated statements of income and cash flows data for the year ended December 31, 2016 are derived from our audited consolidated financial statements and related notes not included elsewhere in this prospectus. The consolidated statements of income and cash flows data for the three months ended March 31, 2018 and 2019 and the consolidated balance sheet data as of March 31, 2019 have been derived from our unaudited consolidated financial statements that are also included in this prospectus. Our historical results are not necessarily indicative of our future results, and the results of operations for the three months ended March 31, 2019 are not necessarily indicative of results for the full year. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes, and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus.

Consolidated Statements of Income Data:

	Years Ended December 31,			Three Months Ended March 31,
	2016	2017	2018	2018	2019
	(in thousands, except per unit and per share data)
				(unaudited)
Net sales	$312,082	$399,597	$498,739	$113,305	$137,343
Cost of sales	166,707	205,907	233,433	56,872	66,589

Gross profit	145,375	193,690	265,306	56,433	70,754
Operating expenses:
Fulfillment	8,618	9,458	13,292	2,782	4,495
Selling and distribution	42,114	50,766	70,621	15,853	20,591
Marketing	39,000	55,476	74,394	15,353	19,498
General and administrative	50,102	57,468	65,201	14,940	19,269

Total operating expenses	139,834	173,168	223,508	48,928	63,853

Income from operations	5,541	20,522	41,798	7,505	6,901
Other expense, net	895	1,431	631	197	216

Income before income taxes	4,646	19,091	41,167	7,308	6,685
Provision for income tax	2,448	14,091	10,529	1,976	1,723

Net income	2,198	5,000	30,638	5,332	4,962
Less: Net loss attributable to non-controlling interest	205	347	47	47	—

Net income attributable to Revolve Group, LLC	$2,403	$5,347	$30,685	$5,379	$4,962

Net income per unit attributable to common unit holders:
Basic	$0.04	$0.08	$0.47	$0.08	$0.08

Diluted	$0.04	$0.08	$0.44	$0.08	$0.07

Weighted average common units outstanding:
Basic	41,936	41,936	41,936	41,936	41,936
Diluted	43,786	44,044	44,584	44,183	44,821
Pro forma earnings per share attributable to common stockholders (unaudited)(1):
Basic			$0.45		$0.07

Diluted			$0.44		$0.07

Pro forma weighted average common shares outstanding (unaudited)(1):
Basic			67,627		67,889
Diluted			70,276		70,776

(1)

See Note 12 to our consolidated financial statements for an explanation of the calculations of our pro forma basic and diluted earnings per share attributable to common stockholders and the pro forma weighted-average common shares used in the computation of the per share amounts.

Consolidated Statement of Cash Flows Data:

	Years Ended December 31,			Three Months Ended March 31,
	2016	2017	2018	2018	2019
	(in thousands)
				(unaudited)
Net cash (used in) provided by:
Operating activities	$(1,490)	$16,479	$26,655	$12,156	$15,924
Investing activities	(3,026)	(2,262)	(3,045)	(440)	(4,987)
Financing activities	5,142	(15,086)	(17,621)	(15,100)	(248)

Other Financial and Operating Data:

	Years Ended December 31,			Three Months Ended March 31,
	2016	2017	2018	2018	2019
	(in thousands, except average order value and percentages)
				(unaudited)
Gross margin(1)	46.6%	48.5%	53.2%	49.8%	51.5%
Adjusted EBITDA(2)	$9,520	$28,428	$46,495	$8,697	$8,549
Free cash flow(3)	$(4,516)	$14,217	$23,610	$11,716	$10,937
Active customers(4)	712	842	1,175	904	1,262
Total orders placed(5)	1,999	2,552	3,710	817	1,135
Average order value(6)	$293	$304	$279	$282	$259

Consolidated Balance Sheet Data:

	Years Ended December 31,		Three Months Ended March 31,
	2017	2018	2019
	(in thousands)
			(unaudited)
Cash	$10,588	$16,369	$27,201
Working capital(7)	29,530	56,897	57,890
Total assets	123,976	162,074	191,522
Total liabilities	75,988	82,256	105,802
Total equity	47,988	79,818	85,720

(1)	Gross margin is gross profit as a percentage of our net sales. Gross profit is equal to our net sales less cost of sales.
(2)

To provide investors with additional information regarding our financial results, we have disclosed in the table above and elsewhere in this prospectus Adjusted EBITDA, a non-GAAP financial measure that we calculate as net income before other expense, net, taxes, depreciation and amortization, adjusted to exclude the effects of equity-based compensation expense, and certain one-time expenses. We have provided a reconciliation below of Adjusted EBITDA to net income, the most directly comparable GAAP financial measure.

We have included Adjusted EBITDA in this prospectus because it is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and, in the case of exclusion of the impact of equity-based compensation, excludes an item that we do not consider to be indicative of our core operating performance. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;

•	Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to us;

•	Adjusted EBITDA does not reflect certain one-time expenses that may represent a reduction in cash available to us; and

•	other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including various cash flow metrics, net income and our other GAAP results. One-time expenses in 2016 included one-time legal fees and a one-time employee severance. One-time expenses in 2017 included one-time expenses related to our entity restructuring as well as one-time bonuses to certain employees. The expenses related to our entity restructuring carried into 2018. One-time expenses for the three months ended March 31, 2019 primarily relate to one-time legal settlements.

A reconciliation of non-GAAP adjusted EBITDA to net income is as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2016	2017	2018	2018	2019
	(in thousands)
				(unaudited)
Net income	$2,198	$5,000	$30,638	$5,332	$4,962
Excluding:
Other expense, net	895	1,431	631	197	216
Provision for income tax	2,448	14,091	10,529	1,976	1,723
Depreciation and amortization	2,367	2,849	2,867	729	695
Equity-based compensation	20	911	1,400	109	511
One-time expenses	1,592	4,146	430	354	442

Adjusted EBITDA	$9,520	$28,428	$46,495	$8,697	$8,549

(3)

To provide investors with additional information regarding our financial results, we have also disclosed in the table above and elsewhere in this prospectus free cash flow, a non-GAAP financial measure that we calculate as net cash provided by (used in) operating activities less cash used in purchases of property and equipment. We have provided a reconciliation of free cash flow to net cash provided by (used in) operating activities, the most directly comparable GAAP financial measure.

We have included free cash flow in this prospectus because it is a key measure used by our management and board of directors, which we believe is an important indicator of our liquidity because it measures the amount of cash we generate. Free cash flow also reflects changes in working capital. Accordingly, we believe that free cash flow provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

Free cash flow has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. There are limitations to using non-GAAP financial measures, including that other companies, including companies in our industry, may calculate free cash flow differently. Because of these limitations, you should consider free cash flow alongside other financial performance measures, including net cash provided by (used in) operating activities, purchases of property and equipment and our other GAAP results.

The following table presents a reconciliation of free cash flow to net cash (used in) provided by operating activities, as well as information regarding net cash used in investing activities and net cash provided by (used in) financing activities, for each of the periods indicated:

	Years Ended December 31,			Three Months Ended March 31,
	2016	2017	2018	2018	2019
	(in thousands)
				(unaudited)
Net cash (used in) provided by operating activities	$(1,490)	$16,479	$26,655	$12,156	$15,924
Purchases of property and equipment	(3,026)	(2,262)	(3,045)	(440)	(4,987)

Free cash flow	$(4,516)	$14,217	$23,610	$11,716	$10,937

Net cash used in investing activities(8)	$(3,026)	$(2,262)	$(3,045)	$(440)	$(4,987)
Net cash provided by (used in) financing activities	5,142	(15,086)	(17,621)	(15,100)	(248)

(4)

We define an active customer as an individual customer who has purchased from us at least once in the preceding 12-month period. In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one purchase in the preceding 12-month period, measured from the last date of such period.

(5)	We define total orders placed as the total number of customer orders placed by our customers in any period.
(6)	We define average order value as the sum of the total gross sales from orders on our sites in a given period divided by the total orders placed in that period.
(7)	Working capital for all periods presented above is defined as current assets less current liabilities.
(8)	Net cash used in investing activities includes payments for purchases of property and equipment, which is also included in our calculation of free cash flow.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. See “Special Note Regarding Forward-Looking Statements and Industry Data.” Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in the section captioned “Risk Factors” and in other parts of this prospectus. Our fiscal year ends on December 31.

Overview

REVOLVE is the next-generation fashion retailer for Millennial and Generation Z consumers. As a trusted, premium lifestyle brand, and a go-to online source for discovery and inspiration, we deliver an engaging customer experience from a vast yet curated offering totaling over 45,000 apparel, footwear, accessories and beauty styles. Our dynamic platform connects a deeply engaged community of millions of consumers, thousands of global fashion influencers, and more than 500 emerging, established and owned brands. Through 16 years of continued investment in technology, data analytics, and innovative marketing and merchandising strategies, we have built a powerful platform and brand that we believe is connecting with the next generation of consumers and is redefining fashion retail for the 21st century.

We were founded in 2003 by our co-CEOs, Michael Mente and Mike Karanikolas. Since inception, our business has evolved across multiple dimensions and achieved the following significant milestones:

•	In 2009, we established our first blogger collaboration, beginning our social and influencer marketing leadership.

•	In 2012, our first and only outside investor, TSG Consumer Partners, invested $15.0 million of primary capital to accelerate growth in our business;

•	In 2012, we also re-launched FORWARD by Elyse Walker, our segment that caters to an affluent customer looking for the latest luxury styles.

•	In 2013, we hosted our first #REVOLVEaroundtheworld events.

•	In 2014, we acquired Alliance Apparel Group to vertically integrate and launch our owned brand platform.

•	In 2015, we hosted our first #REVOLVEfestival in the Coachella Valley.

•	In 2016, we introduced our next-generation retail experience with our LA-based Social Club and launched REVOLVE beauty.

•	In 2017, we hosted our first ever #REVOLVEAwards.

•	In 2018, we launched a localized customer experience in the United Kingdom, Europe and Australia.

•	In 2019, we launched superdown, a dedicated lower price point site and offering targeting the Gen-Z consumer.

We sell merchandise through two differentiated segments, REVOLVE and FORWARD, that leverage one platform. In 2018, we generated 87% of net sales through REVOLVE, which offers a highly curated assortment of full-price premium apparel and footwear, accessories and beauty products from emerging, established and owned brands. In 2018, we generated 13% of our net sales through FORWARD which offers an assortment of iconic and emerging luxury brands. We believe that FORWARD provides our customer with a destination for luxury products as her spending power increases and her desire for fashion and inspiration remains central to her self-expression. The average order value for REVOLVE and FORWARD in 2018 was approximately $258 and $653, respectively, reflecting the premium and luxury offering of these segments.

We believe our product mix reflects the desires of the next-generation consumer and we optimize this mix through the identification and incubation of emerging brands and continued development of our owned brand portfolio. Our current portfolio of owned brands consists of 21 brands, each with its own unique aesthetic, brand equity and consumer following. In 2018, emerging third-party brand, owned brand, established third-party brand, and other net sales contributed 42%, 31%, 26%, and 1% of net sales through the REVOLVE segment, respectively. The focus on emerging and owned brands minimizes our assortment overlap with other retailers, supporting marketing efficiency, conversion and sales at full price. We are focused on increasing the percentage of net sales from owned brands given the attractive margin profile associated with them. Leveraging our existing platform, we also intend to expand into and increase our presence in additional categories and price points.

We have invested in our robust and scalable internally-developed technology platform to meet the specific needs of our business and to support our customers’ experience. We use proprietary algorithms and 16 years of data to efficiently manage our merchandising, marketing, product development, sourcing and pricing decisions. Our platform works seamlessly across devices and analyzes browsing and purchasing patterns and preferences to help us make purchasing decisions, which when combined with the small initial orders for new products, allows us to minimize inventory and fashion risk. We have also invested in our creative capabilities to produce high-quality visual merchandising that caters to our customers by focusing on style with a distinct point of view rather than on individual products. The combination of our online sales platform and our in-house creative photography allows us to showcase brands in a distinctive and compelling manner.

We are pioneers of social media and influencer marketing, using social channels and cultural events designed to deliver authentic and aspirational, yet attainable, experiences to attract and retain Millennial consumers, and these efforts have led to higher earned media value than competitors. As of March 31, 2019, we had a global network of over 3,500 social media influencers. We believe we are a preferred partner for influencers, as their association with REVOLVE enhances our influencers’ personal brands. We complement our social media efforts through a variety of brand marketing campaigns and events, including the #REVOLVEfestival in the Coachella Valley, our series of #REVOLVEaroundtheworld events, and the #REVOLVEAwards, which generate a constant flow of authentic content. These efforts generate social media posts, articles and features that mention REVOLVE, FORWARD and REVOLVE’s owned brands that have the potential to reach all of the followers of the social media account or viewership or readership associated with the outlet. While social media and influencer marketing are key components of our strategy, 75% of our marketing expenses is devoted to performance marketing efforts. Once we have attracted potential new customers to our sites, our goal is to convert them into active customers and then encourage repeat purchases. We acquire and retain customers through retargeting, paid search/product listing ads, affiliate marketing, paid social, personalized email marketing and mobile “push” communications through our app.

We have developed an efficient logistics infrastructure, which allows us to provide free shipping and returns to our customers in the United States. As of March 31, 2019 we had leased six fulfillment centers encompassing over 390,000 square feet of space, supported by approximately 477 full-time employees. On September 20, 2018, we entered into a five-year lease for approximately 281,000 square feet of fulfillment and office space located in Cerritos, California. In the first quarter of 2019, we consolidated substantially all of our fulfillment activities into this centralized facility. We support our logistics network with proprietary algorithms to optimize inventory allocation, reduce shipping and fulfillment expenses and deliver merchandise quickly and efficiently to our customers, which allows us to ship approximately 94% of orders on the same or next business day. With the capacity added under the new lease signed in September 2018, we believe our fulfillment capabilities will support growth beyond 2023. We will continue our disciplined approach to investment and incrementally expand our footprint consistent with our past track record, or potentially consolidate facilities which may yield certain efficiencies.

To date, we have primarily focused on expanding our U.S. business and have grown internationally with limited investment and no physical presence. We began offering a more localized shopping experience, including free returns and all-inclusive pricing, for customers in the United Kingdom and the European Union in May 2018

and in Australia in late 2018. For 2017 and 2018, and the three months ended March 31, 2018 and 2019, we generated $75.0 million, $89.4 million, $22.1 million, and $21.9 million, respectively, in net sales shipped to customers internationally, or 18.8%, 17.9%, 19.5% and 16.0% of total net sales, respectively. In addition to expanding our global footprint of influencers, we are gradually increasing our level of investment in international expansion, by focusing on Europe, Australia and Canada as well as Asia Pacific over the long term. We will continue to invest in and develop international markets while maintaining our focus on the core U.S. market.

In 2018, we reported $498.7 million in net sales, $30.6 million in net income and $46.5 million in Adjusted EBITDA, representing growth of 24.8%, 512.8% and 63.7%, respectively, from 2017. For the three months ended March 31, 2019, we reported $137.3 million in net sales, $5.0 million in net income and $8.5 million in Adjusted EBITDA, representing growth of 21.2%, and decreases of 6.9% and 1.7%, respectively, from the three months ended March 31, 2018. Adjusted EBITDA is a non-GAAP measure. For further information about how we calculate Adjusted EBITDA, limitations of its use and a reconciliation of Adjusted EBITDA to net income, see the section captioned “Selected Consolidated Financial and Other Data—Other Financial and Operating Data.”

We have been profitable on a taxable income basis for 15 years out of our 16 year operating history and we believe we have a strong balance sheet despite having only raised $15.0 million of primary outside equity capital. We generated cash flows from operations of $16.5 million, $26.7 million and $15.9 million and free cash flow was $14.2 million, $23.6 million, and $10.9 million for 2017 and 2018 and the three months ended March 31, 2019, respectively. We intend to use free cash flow to further bolster our balance sheet and invest further in our business. For further information about how we calculate free cash flow, limitations of its use and a reconciliation of free cash flow to net cash provided by operating activities, see the section captioned “Selected Consolidated Financial and Other Data—Other Financial and Operating Data.”

Key Operating and Financial Metrics

We use the following metrics to assess the progress of our business, make decisions on where to allocate capital, time and technology investments and assess the near-term and longer-term performance of our business.

	Years Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands, except average order value and percentages)
			(unaudited)
Gross margin	48.5%	53.2%	49.8%	51.5%
Adjusted EBITDA	$28,428	$46,495	$8,697	$8,549
Free cash flow	$14,217	$23,610	$11,716	$10,937
Active customers	842	1,175	904	1,262
Total orders placed	2,552	3,710	817	1,135
Average order value	$304	$279	$282	$259

Adjusted EBITDA and free cash flow are non-GAAP measures. See the section captioned “Selected Consolidated Financial and Other Data—Other Financial and Operating Data” for information regarding our use of Adjusted EBITDA and free cash flow and their reconciliation to net income and net cash provided by operating activities, respectively.

Gross Margin

Gross profit is equal to our net sales less cost of sales. Gross profit as a percentage of our net sales is referred to as gross margin. Cost of sales consists of the purchase price of merchandise sold to customers and includes import duties and other taxes, freight in, defective merchandise returned from customers, receiving costs, inventory write-offs, and other miscellaneous shrinkage.

Gross margin is impacted by the mix of brands that we sell on our sites. Gross margin on sales of owned brands is higher than that for third-party brands. Owned brands represent an increasing percentage of our net sales, with 20.2% and 30.9%, and 35.8% of our total net sales for the REVOLVE segment in the years ended December 31, 2017 and 2018 and three months ended March 31, 2019, respectively. For the 12 months ended March 31, 2019, owned brands represented 32.6% of total net sales for the REVOLVE segment, with owned brand net sales increasing 45.3% over the same period. Gross margin is also affected by the percentage of sales through the REVOLVE segment, which consists primarily of emerging third-party, established third-party and owned brands, compared to our FORWARD segment, which consists primarily of established third-party brands. Gross margin may be affected by the launch of superdown, our lower price point offering in 2019, although we believe it will allow us to appeal to additional customers and increase our market share. While merchandise mix will vary from period to period, one of our strategies is to increase the percentage of net sales from owned brands given the attractive margin profile associated with them.

We review our inventory levels on an ongoing basis to identify slow-moving merchandise and use product markdowns to efficiently sell these products. We monitor the percentage of sales that occur at full price, which we believe reflects customer acceptance of our merchandise and the sense of urgency we create through frequent product introductions in limited quantities. In 2018, the percentage of full-price sales as a percentage of total net sales was approximately 79%.

Certain of our competitors and other retailers report cost of sales differently than we do. As a result, the reporting of our gross profit and gross margin may not be comparable to other companies.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income before other expense, net, taxes, depreciation and amortization, adjusted to exclude the effects of equity-based compensation expense, and certain one-time expenses. Adjusted EBITDA is a key measure used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis and, in the case of exclusion of the impact of equity-based compensation, excludes an item that we do not consider to be indicative of our core operating performance. See the section captioned “Selected Consolidated Financial and Other Data” for information regarding our use of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measurement, for the periods presented.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that we calculate as net cash provided by (used in) operating activities less net cash used in capital expenditures. We view free cash flow as an important indicator of our liquidity because it measures the amount of cash we generate. Free cash flow also reflects changes in working capital. See the section captioned “Selected Consolidated Financial and Other Data” for information regarding our use of free cash flow and a reconciliation of free cash flow to net cash provided by (used in) operating activities, the most directly comparable GAAP measurement, for the periods presented.

Active Customers

We define an active customer as a unique customer account from which a purchase was made across our platform at least once in the preceding 12-month period. In any particular period, we determine our number of active customers by counting the total number of customers who have made at least one purchase in the preceding 12-month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our sites, the value proposition and consumer awareness of our brand, the continued use of our sites by our customers and their desire to purchase our products. Our number of active customers drives both net sales and our appeal to vendors.

Total Orders Placed

We define total orders placed as the total number of customer orders placed by our customers across our platform in any period. We view total orders placed as a key indicator of the velocity of our business and an indication of the desirability of our products and sites to our customers. Total orders placed, together with average order value, is an indicator of the net sales we expect to recognize in a given period. Total orders placed and total orders delivered in any given period may differ slightly due to orders that are in transit at the end of any particular period.

Average Order Value

We define average order value as the sum of the total gross sales from our sites in a given period divided by the total orders placed in that period. We believe our high average order value demonstrates the premium nature of our product. Average order value varies depending on the site through which we sell merchandise. In 2018, average order value for merchandise sold through the REVOLVE and FORWARD segments was approximately $258 and $653, respectively, reflecting the brands sold and typical profile of the shoppers on such sites. Average order value may also fluctuate as we expand into and increase our presence in additional product categories and price points, including the launch of superdown in 2019.

Factors Affecting Our Performance

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. In general, positive conditions in the broader economy promote customer spending on our sites, while economic weakness, which generally results in a reduction of customer spending, may have a more pronounced negative effect on spending on our sites. Macroeconomic factors that can affect customer spending patterns, and thereby our results of operations, include employment rates, business conditions, changes in the housing market, the availability of credit, interest rates and fuel and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness and Site Visits

We intend to continue investing in our brand marketing efforts, with a specific focus on increasing REVOLVE brand awareness. Our aided brand awareness among 18- to 44-year-old women who purchased fashion apparel in the past 12 months was 36% in July 2018 according to ResearchNow, a market research firm. Since 2013 we have made significant investments to strengthen the REVOLVE brand through a series of high profile events and expansion of our social media presence. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability would be adversely effected.

Customer Acquisition

To continue to grow our business profitably, we intend to acquire new customers and retain our existing customers at a reasonable cost. We invest significant resources in marketing and use a variety of brand and performance marketing channels to acquire new customers. It is important to maintain reasonable costs for these marketing efforts relative to the net sales and profit we expect to derive from customers. Failure to effectively attract customers on a cost-efficient basis would adversely impact our profitability and operating results.

To measure the effectiveness of our marketing spend, we analyze customer acquisition cost, or CAC, and customer lifetime value, or LTV. We define CAC as all of our brand and performance marketing expenses, including marketing team costs, attributable to acquiring new customers divided by the number of customers who placed their first order in the relevant period. We manage CAC methodically, continually using data and internal return on advertising spend targets to optimize our acquisition strategy. We define LTV as the cumulative contribution profit attributable to a particular customer cohort, which we define as all of our customers who made their initial purchase between January 1 and December 31 of the cohort year. We define contribution profit as gross profit less fulfillment, selling and distribution expenses and the portion of marketing expenses attributable to the retention of the particular customer cohort, including marketing team costs. We measure how profitably we acquire new customers by comparing the LTV of a particular customer cohort with the CAC attributable to such cohort. There are different customer acquisition dynamics between the REVOLVE and FORWARD segments driven by the significantly higher average order value for the FORWARD segment. Given the REVOLVE segment represented 87% of 2018 net sales and, as a percentage of sales, has similar marketing expense to FORWARD, we focus our internal measurements of LTV and CAC on the REVOLVE segment.

To illustrate our successful customer acquisition strategy, we have included the following disclosures that compare the LTV of the 2014 cohort to the CAC for those customers. While performance may vary across cohorts, we chose the 2014 cohort because it provides the broadest amount of historical data while reflecting a significant increase in marketing investments initiated in 2013 to promote REVOLVE brand awareness. In 2014, we spent approximately $7.2 million in acquisition marketing to acquire 242,318 new customers in the 2014 cohort, resulting in an approximately $30 CAC for that cohort. As illustrated in the chart below, this cohort generated a contribution profit of approximately $43 per customer on the first order, which demonstrates our ability to achieve rapid payback and profitability. Furthermore, the LTV of the 2014 cohort has increased over time driven by repeat purchases and rising contribution margins. As a result, the LTV of the REVOLVE segment’s 2014 customer cohort was approximately $188 after four years, 6.3 times the $30 cost of acquiring those customers, which is a testament to our ability to acquire customers efficiently and profitably.

We have also compared the LTV to CAC ratio for the 2014, 2015, 2016 and 2017 cohorts across one-year, two-year, three-year, and four-year periods below to illustrate the effectiveness of our customer acquisition marketing in more recent periods. We believe that the trends reflected by these cohorts are illustrative of the value of our customer base. As we increase our active customer base, however, we expect to spend more in marketing costs to acquire new customers, and we may experience changes in customer retention or purchasing patterns, any of which could have a significant negative impact on our net sales and operating results.

LTV/CAC
	1 Year	2 Years	3 Years	4 Years
2014 Cohort	2.6x	3.7x	4.9x	6.3x
2015 Cohort	2.3x	3.3x	4.6x
2016 Cohort	2.1x	3.2x
2017 Cohort	2.2x

Our annual CAC remained relatively steady from 2014 to 2016 following the significant increase in marketing investments initiated in 2013. In 2017, we deliberately increased our marketing investments in REVOLVE and our higher-margin owned brands, while also focusing on acquiring full-price customers who we believe will have higher LTV. While CAC increased to approximately $38 as a result, we continued to generate a profit on customers’ first orders and drive higher LTV as the result of a higher contribution margin in 2017. This higher margin was due primarily to increased penetration of our owned brands as well as a greater proportion of full-price sales.

Customer Retention

Our success is impacted not only by efficient and profitable customer acquisition, but also by our ability to retain customers and encourage repeat purchases.

We monitor retention across our entire customer base. Existing customers, whom we define as customers in a year who have purchased from us in any prior year, accounted for approximately 33%, 33%, 38%, 41% and 41% of active customers in 2014, 2015, 2016, 2017, and 2018 respectively. Repeat customers, whom we define as customers who have purchased from us at least once before, in the current year or a previous year, accounted for approximately 49%, 51%, 54%, 57% and 58% of active customers in 2014, 2015, 2016, 2017 and 2018, respectively. Existing customers place more orders annually than new customers, resulting in existing customers representing approximately 67% of orders and approximately 70% of net sales in 2018, up from 57% of orders and 58% of net sales in 2014, again having increased in each year. We believe these increasing metrics are reflective of our ability to engage and retain our customers through our differentiated marketing and compelling merchandise offering and shopping experience. The increasing share of our net sales from existing customers reflects our customer loyalty and the net sales retention behavior we see in our cohorts. Cohort net sales retention is calculated as net sales attributable to a given customer cohort divided by the total net sales attributable to the same customer cohort from one year prior. On a weighted average net sales basis across the 2014, 2015, 2016 and 2017 cohorts, we retained 62% of the cohorts’ net sales from the year in which we acquired the customer, or year 0, to the next year, or year 1, and 102% of the cohorts’ net sales from year 1 to year 2. Furthermore, in the 2014 cohort, consistent with the performance of previous cohorts, we retained more than 100% of net sales from year 2 to year 3. This cohort behavior demonstrates our ability to not only retain customers, but also increase the customers’ spend on our platform as our loyal customers place orders more frequently and at increasing average order values.

We have substantially increased the net sales contribution and retention from existing customer cohorts as our active customer base has grown. The chart below illustrates the spending behavior of our customer cohorts over time. In 2018, we retained 89% of the prior cohorts’ net sales in 2017, which represents an improvement from 84% net sales retention in 2014. We believe that the trends reflected by these cohorts are illustrative of the value of our customer base; however, changes in customer retention and purchasing patterns could have a significant negative impact on our net sales and operating results.

Merchandise Mix

We offer merchandise across a variety of product types, brands and price points. The brands we sell on our platform consist of a mix of emerging third-party, established third-party and owned brands. Our product mix consists primarily of apparel and footwear and accessories. In 2016, we launched beauty products on REVOLVE and expect to offer additional product types in the future. We sell merchandise across a broad range of price points and launched superdown, our lower price point site in 2019 that further broadens our price point offerings.

While changes in our merchandise mix have not caused significant fluctuations in our gross margin to date, brands, product types and price points do have a range of margin profiles. For example, our owned brands have generally contributed higher gross margin as compared to third-party brands. Over time, we are seeking to increase the percentage of net sales from owned brands. Shifts in merchandise mix driven by customer demand may result in fluctuations in our gross margin from period to period.

Inventory Management

We leverage our platform to buy and manage our inventory, including merchandise assortment and fulfillment center optimization. We utilize a data-driven “read and react” buying process to merchandise and curate the latest on-trend fashion. We make shallow initial inventory buys, and then use our proprietary technology tools to identify and re-order best sellers, taking into account customer feedback across a variety of key metrics, which allows us to minimize inventory and fashion risk. To ensure sufficient availability of merchandise, we generally purchase inventory in advance and frequently before apparel trends are confirmed. As a result, we are vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. We incur inventory write-offs, which impact our gross margins. Moreover, our inventory investments will fluctuate with the needs of our business. For example, entering new categories or adding new fulfillment centers will require additional investments in inventory.

Investment in our Operations and Infrastructure

To grow our client base and enhance our offering, we will incur additional expenses. We intend to leverage our platform and understanding of fashion trends to inform investments in operations and infrastructure. We anticipate that our expenses will increase as we continue to hire additional personnel and further improve our platform. Moreover, we have and will continue to make capital investments in our inventory, fulfillment centers, and logistics infrastructure as we launch new brands, expand internationally and drive operating efficiencies. We expect to increase our spending on these investments in the future and cannot be certain that these efforts will grow our customer base or be cost-effective. However, we believe these strategies will yield positive returns in the long term.

FORWARD Segment Performance

Our financial results are affected by the performance of the FORWARD segment, which represented 13.1% and 10.7% of our net sales in 2018 and the three months ended March 31, 2019, respectively. For 2018 and the three months ended March 31, 2019, FORWARD generated $65.2 million and $14.7 million in net sales, respectively, representing a decline of 5.5% and 9.8% from 2017 and the three months ended March 31, 2018, respectively. The net sales decrease in the three months ended March 31, 2019, as compared to the same period for 2018, was largely due to a decrease in average order value and active customers, partially offset by higher full-price mix. The overall decrease was also partially due to management’s decision to reset FORWARD’s inventory levels. We expect to re-accelerate FORWARD’s growth to historical levels as inventory levels normalize over time and we enhance our product offering. If we are unable to generate revenue and gross profit growth in the FORWARD segment, our financial results would be adversely impacted.

Components of Our Results of Operations

Net Sales

Net sales consist primarily of sales of women’s apparel, footwear and accessories. We recognize product sales at the time control is transferred to the customer, which is when the product is shipped. Net sales represent the sales of these items and shipping revenue when applicable, net of estimated returns and promotional discounts. Net sales are primarily driven by growth in the number of our customers, the frequency with which customers purchase and average order value.

Cost of Sales

Cost of sales consists of our purchase price for merchandise sold to customers and includes import duties and other taxes, freight-in, defective merchandise returned from customers, receiving costs, inventory write-offs, and other miscellaneous shrinkage. Cost of sales is primarily driven by growth in orders placed by customers, the mix of the product available for sale on our sites and transportation costs related to inventory receipts from our vendors. We expect our cost of sales to fluctuate as a percentage of net sales primarily due to how we manage our inventory and merchandise mix.

Fulfillment Expenses

Fulfillment expenses represent those costs incurred in operating and staffing the fulfillment centers, including costs attributed to inspecting and warehousing inventories and picking, packaging and preparing customer orders for shipment. Fulfillment expenses also include the cost of warehousing facilities. We expect fulfillment expenses to increase in absolute dollars as we continue to scale our business. As a percentage of net sales, we expect a short-term increase as a result of the anticipated expansion of our warehouse facilities, which will lead to short-term inefficiencies. Over the long-term, we expect fulfillment expenses to decrease as a percentage of net sales.

Selling and Distribution Expenses

Selling and distribution expenses consist of customer service, shipping and other transportation costs incurred delivering merchandise to customers and from customers returning merchandise, merchant processing fees and shipping supplies. We expect selling and distribution expenses to increase in absolute dollars as we continue to scale our business. Over the long term, we expect selling and distribution costs to decrease as a percentage of net sales.

Marketing Expenses

Marketing expenses consist primarily of targeted online performance marketing costs, such as retargeting, paid search/product listing ads, affiliate marketing, paid social, search engine optimization, personalized email marketing and mobile “push” communications through our app. Marketing expenses also include our spend on brand marketing channels, including cash compensation to influencers, events and other forms of online and offline marketing. Marketing expenses are primarily related to growing and retaining our customer base, building the REVOLVE and FORWARD brands and building our owned brand presence. We make opportunistic investments in marketing and expect marketing expenses to increase in absolute dollars as we continue to scale our business, but decline modestly over time as a percentage of net sales.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and related benefit costs and equity-based compensation expense for our employees involved in general corporate functions including merchandising, marketing, studio and technology, as well as costs associated with the use by these functions of facilities and equipment, such as depreciation, rent and other occupancy expenses. General and administrative expenses are primarily driven by increases in headcount required to support business growth and meeting our obligations as a public company. We expect general and administrative expenses to decline as a percentage of net sales as we scale our business and leverage investments in these areas.

Other Expense, Net

Other expense, net consists primarily of interest expense and other fees associated with our line of credit.

Results of Operations

The following tables set forth our results of operations for the periods presented and express the relationship of certain line items as a percentage of net sales for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Years Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
			(unaudited)
Net sales	$399,597	$498,739	$113,305	$137,343
Cost of sales	205,907	233,433	56,872	66,589

Gross profit	193,690	265,306	56,433	70,754
Operating expenses:
Fulfillment expenses	9,458	13,292	2,782	4,495
Selling and distribution expenses	50,766	70,621	15,853	20,591
Marketing expenses	55,476	74,394	15,353	19,498
General and administrative expenses	57,468	65,201	14,940	19,269

Total operating expenses	173,168	223,508	48,928	63,853

Income from operations	20,522	41,798	7,505	6,901
Other expense, net	1,431	631	197	216

Income before income taxes	19,091	41,167	7,308	6,685
Provision for income tax	14,091	10,529	1,976	1,723

Net income	$5,000	$30,638	$5,332	$4,962

	Years Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of sales	51.5	46.8	50.2	48.5

Gross profit	48.5	53.2	49.8	51.5
Operating expenses:
Fulfillment expenses	2.4	2.7	2.5	3.3
Selling and distribution expenses	12.7	14.2	14.0	15.0
Marketing expenses	13.9	14.9	13.6	14.2
General and administrative expenses	14.4	13.1	13.2	14.0

Total operating expenses	43.4	44.8	43.2	46.5
Income from operations	5.1	8.4	6.6	5.0
Other expense, net	0.4	0.1	0.2	0.2
Income before income taxes	4.8	8.3	6.4	4.9
Provision for income tax	3.5	2.1	1.7	1.3

Net income	1.3%	6.1%	4.7%	3.6%

Comparison of the Three Months Ended March 31, 2018 and 2019

Net Sales

	Three Months Ended March 31,		Change
	2018	2019	$	%
	(unaudited, dollars in thousands)
Net sales	$113,305	$137,343	$24,038	21.2%

The overall increase in net sales was primarily due to sales to a larger number of customers, as the number of active customers increased 39.6% in the three months ended March 31, 2019 as compared to the same period in 2018. Additionally, the number of orders placed by customers increased 38.9% in the three months ended March 31, 2019 as compared to the same period in 2018. These increases were partially offset by a decrease in average order value to $259 in the three months ended March 31, 2019 from $282 in the same period in 2018, primarily due to the REVOLVE segment comprising a larger percentage of consolidated net sales as well as lower average order values within each segment.

Net sales in the REVOLVE segment increased 26.4% to $122.7 million in the three months ended March 31, 2019 compared to net sales of $97.0 million in the same period in 2018. Net sales generated from our FORWARD segment decreased 9.8% to $14.7 million in the three months ended March 31, 2019 compared to net sales of $16.3 million in the same period in 2018. The decrease in net sales in the three months ended March 31, 2019 was largely due to a decrease in average order value and active customers, partially offset by higher full-price mix. The overall decrease was also partially due to management’s decision to reset FORWARD’s inventory levels.

Cost of Sales

	Three Months Ended March 31,		Change
	2018	2019	$	%
	(unaudited, dollars in thousands)
Cost of sales	$56,872	$66,589	$9,717	17.1%
Percentage of net sales	50.2%	48.5%

The increase in cost of sales in the three months ended March 31, 2019 was primarily due to an increase in the volume of merchandise sold. The decrease in cost of sales as a percentage of net sales was due to a favorable mix of merchandise sales. We experienced a higher mix of REVOLVE merchandise sales in 2019 which generally carry a higher margin than that of the FORWARD segment. Further, within the REVOLVE segment, we experienced a favorable increase in the mix of sales related to our owned brands, which generally carry a higher gross margin than that of our third-party brands.

Fulfillment Expenses

	Three Months Ended March 31,		Change
	2018	2019	$	%
	(unaudited, dollars in thousands)
Fulfillment expenses	$2,782	$4,495	$1,713	61.6%
Percentage of net sales	2.5%	3.3%

Fulfillment expenses increased as a result of an increase in the number of orders shipped as well as the expansion of our fulfillment center infrastructure.

Selling and Distribution Expenses

	Three Months Ended March 31,		Change
	2018	2019	$	%
	(unaudited, dollars in thousands)
Selling and distribution expenses	$15,853	$20,591	$4,738	29.9%
Percentage of net sales	14.0%	15.0%

Selling and distribution expenses increased as a result of the increase in the number of orders shipped. Shipping and handling costs increased $3.2 million and merchant processing fees increased $1.2 million for the three months ended March 31, 2019 as compared to the same period in 2018. The increase in selling and distribution expenses as a percentage of net sales was due to an increase in shipping and handling costs associated with increased volume, partially offset by lower cost per unit.

Marketing Expenses

	Three Months Ended March 31,		Change
	2018	2019	$	%
	(unaudited, dollars in thousands)
Marketing expenses	$15,353	$19,498	$4,145	27.0%
Percentage of net sales	13.6%	14.2%

The increase in marketing expenses was primarily due to increased marketing investment to acquire customers and retain existing customers to drive higher net sales. Performance marketing expenses increased $4.5 million for the three months ended March 31, 2019 as compared to the same period in 2018. This increase was partially offset by a decrease of $0.4 million for the three months ended March 31, 2019 as compared to the same period in 2018, in marketing expenses related to REVOLVE branded marketing events. The increase in marketing as a percentage of net sales was due to investments in our core performance marketing channels as well as our REVOLVE branded marketing events to acquire and retain customers.

General and Administrative Expenses

	Three Months Ended March 31,		Change
	2018	2019	$	%
	(unaudited, dollars in thousands)
General and administrative expenses	$14,940	$19,269	$4,329	29.0%
Percentage of net sales	13.2%	14.0%

The increase in general and administrative expenses for the three months ended March 31, 2019 as compared to the same period in 2018, was due to a $2.3 million increase in salaries and related benefits and equity-based compensation expense related to increases in our headcount across functions to support business growth, an increase of $1.0 million related to increased professional services and other operating costs to support business growth, a $0.5 million increase in occupancy expenses as a result of our business and headcount growth, an increase of $0.4 million related to our studio, sales and design functions, and a $0.1 million increase in travel and entertainment costs. The increase in general and administrative expenses as a percentage of net sales resulted primarily from increases in salaries related to increases in headcount and professional services and other operating costs to support business growth.

Comparison of Years Ended December 31, 2017 and 2018

Net Sales

	Years Ended December 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Net sales	$399,597	$498,739	$99,142	24.8%

The overall increase in net sales was primarily due to sales to a larger number of customers, as the number of active customers increased 39.5% in 2018 compared to the number of active customers in 2017. Additionally, the number of orders placed by customers increased 45.4% in 2018 as compared to 2017. These increases were partially offset by a decrease in average order value to $279 in 2018 from $304 in 2017, primarily due to the REVOLVE segment comprising a larger percentage of consolidated net sales.

Net sales in the REVOLVE segment increased 31.1% to $433.5 million in 2018 compared to net sales of $330.6 million in 2017. Net sales generated from our FORWARD segment decreased 5.5% to $65.2 million in 2018 compared to net sales of $69.0 million in 2017. The decrease in net sales in 2018 was largely due to management’s decision to reset FORWARD’s inventory levels with the goal of increasing FORWARD’s longer-term full-price mix, inventory turnover and gross margin.

Cost of Sales

	Years Ended December 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Cost of sales	$205,907	$233,433	$27,526	13.4%
Percentage of net sales	51.5%	46.8%

The increase in cost of sales in 2018 was primarily due to an increase in the volume of merchandise sold. The decrease in cost of sales as a percentage of net sales was due to a favorable mix of merchandise sales. We experienced a higher mix of REVOLVE merchandise sales in 2018 which generally carry a higher margin than that of the FORWARD segment. Further, within the REVOLVE segment, we experienced a favorable increase in the mix of sales related to our owned brands, which generally carry a higher gross margin than that of our third-party brands.

Fulfillment Expenses

	Years Ended December 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Fulfillment expenses	$9,458	$13,292	$3,834	40.5%
Percentage of net sales	2.4%	2.7%

Fulfillment expenses increased as a result of an increase in the number of orders shipped and an expansion of our fulfillment center infrastructure.

Selling and Distribution Expenses

	Years Ended December 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Selling and distribution expenses	$50,766	$70,621	$19,855	39.1%
Percentage of net sales	12.7%	14.2%

Selling and distribution expenses increased as a result of the increase in the number of orders shipped. Shipping and handling costs increased $16.0 million and merchant processing fees increased $3.6 million. The increase in selling and distribution expenses as a percentage of net sales was due to an increase in shipping and handling costs associated with increased volume and the costs necessary to ship merchandise to our customers.

Marketing Expenses

	Years Ended December 31,		Change
	2017	2018	$	%
	(dollars in thousands)
Marketing expenses	$55,476	$74,394	$18,918	34.1%
Percentage of net sales	13.9%	14.9%

The increase in marketing expenses was primarily due to increased marketing investment to acquire customers and retain existing customers to drive higher net sales. Performance marketing expenses increased $13.2 million. We also experienced an increase of $5.7 million in marketing expenses as a result of investments in our REVOLVE branded marketing events. The increase in marketing as a percentage of net sales was due to investments in our core performance marketing channels as well as our REVOLVE branded marketing events to acquire and retain customers.

General and Administrative Expenses

	Years Ended December 31,		Change
	2017	2018	$	%
	(dollars in thousands)
General and administrative expenses	$57,468	$65,201	$7,733	13.5%
Percentage of net sales	14.4%	13.1%

The increase in general and administrative expenses was due to a $3.2 million increase in salaries and related benefits and equity-based compensation expense related to increases in our headcount across functions to support business growth, an increase of $2.3 million related to increased professional services and other operating costs to support business growth, an increase of $0.8 million related to our studio, sales and design functions, a $0.7 million increase in occupancy expenses as a result of our business and headcount growth, and a $0.7 million increase in travel and entertainment costs. The decrease in general and administrative expenses as a percentage of net sales resulted primarily from an increase in efficiencies gained from scale.

Quarterly Results of Operations and Other Financial and Operations Data

The following tables set forth selected unaudited quarterly results of operations and other financial and operations data for the nine quarters ended March 31, 2019, as well as the percentage that each line item represents of net sales. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and in the opinion of management, includes all adjustments, which include only normal recurring adjustments, necessary for the fair statement of our consolidated results of operations for these periods. This data should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. Our quarterly results of operations will vary in the future. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(unaudited, in thousands)
Net sales	$ 90,228	$107,934	$99,466	$101,969	$113,305	$131,802	$125,909	$127,723	$137,343
Cost of sales	51,420	53,261	51,833	49,393	56,872	58,470	59,524	58,567	66,589

Gross profit	38,808	54,673	47,633	52,576	56,433	73,332	66,385	69,156	70,754
Operating expenses:
Fulfillment expenses	2,238	2,458	2,268	2,494	2,782	3,263	3,327	3,920	4,495
Selling and distribution expenses	11,176	13,451	12,847	13,292	15,853	18,669	18,305	17,794	20,591
Marketing expenses	11,204	15,298	14,383	14,591	15,353	21,161	18,956	18,924	19,498
General and administrative expenses	12,397	13,421	13,427	18,223	14,940	16,145	16,280	17,836	19,269

Total operating expenses	37,015	44,628	42,925	48,600	48,928	59,238	56,868	58,474	63,853

Income from operations	1,793	10,045	4,708	3,976	7,505	14,094	9,517	10,682	6,901
Other expense, net	374	506	256	295	197	123	155	156	216

Income before income taxes	1,419	9,539	4,452	3,681	7,308	13,971	9,362	10,526	6,685
Provision for income tax	1,053	4,260	1,989	6,789	1,976	3,504	2,222	2,827	1,723

Net income (loss)	$366	$5,279	$2,463	$(3,108)	$5,332	$10,467	$7,140	$7,699	$4,962

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	57.0	49.3	52.1	48.4	50.2	44.4	47.3	45.9	48.5

Gross profit	43.0	50.7	47.9	51.6	49.8	55.6	52.7	54.1	51.5
Operating expenses:									—
Fulfillment expenses	2.5	2.3	2.3	2.4	2.5	2.5	2.6	3.1	3.3
Selling and distribution expenses	12.4	12.5	12.9	13.0	14.0	14.2	14.5	13.9	15.0
Marketing expenses	12.4	14.2	14.5	14.3	13.6	16.1	15.1	14.8	14.2
General and administrative expenses	13.7	12.4	13.5	17.9	13.2	12.2	12.9	14.0	14.0

Total operating expenses	41.0	41.3	43.2	47.7	43.2	44.9	45.2	45.8	46.5

Income from operations	2.0	9.3	4.7	3.9	6.6	10.7	7.6	8.4	5.0
Other expense, net	0.4	0.5	0.3	0.3	0.2	0.1	0.1	0.1	0.2
Income before income taxes	1.6	8.8	4.5	3.6	6.4	10.6	7.4	8.2	4.9
Provision for income tax	1.2	3.9	2.0	6.7	1.7	2.7	1.8	2.2	1.3

Net income (loss)	0.4%	4.9%	2.5%	(3.0)%	4.7%	7.9%	5.7%	6.0%	3.6%

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(unaudited, in thousands, except average order value and percentages)
Other Financial and Operations Data
Gross margin	43.0%	50.7%	47.9%	51.6%	49.8%	55.6%	52.7%	54.1%	51.5%
Adjusted EBITDA(1)	$2,779	$10,739	$5,863	$9,047	$8,697	$15,610	$10,312	$11,876	$8,549
Free cash flow	$8,160	$2,961	$1,269	$1,827	$11,716	$12,834	$1,822	$(2,762)	$10,937
Active customers	713	746	793	842	904	998	1,080	1,175	1,262
Total orders placed	560	686	647	659	817	989	950	954	1,135
Average order value	$301	$309	$302	$301	$282	$281	$280	$274	$259

(1)

Adjusted EBITDA is a non-GAAP financial measure that we calculate as net income (loss) before other expense, net, taxes, depreciation and amortization, adjusted to exclude the effects of equity-based compensation expense, and certain one-time expenses. Please see the section of this prospectus captioned “Selected Consolidated Financial and Other Data—Other Financial and Operating Data” for more information. One-time expenses, net include those expenses that are one-time in nature and that we do not consider to be indicative of our core operating performance. One-time expenses, net in the fourth quarter of 2017 included one-time expenses related to our entity restructuring as well as one-time bonuses to certain employees. The costs related to our entity restructuring extended into the first quarter of 2018. One-time expenses in the second and third quarters of 2018 related to our initial public offering. One-time expenses in the first quarter of 2019 included one-time expenses related primarily to legal settlements.

The following table reflects the reconciliation of net income (loss) to Adjusted EBITDA:

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(unaudited, in thousands)
Net income (loss)	$366	$5,279	$2,463	$(3,108)	$5,332	$10,467	$7,140	$7,699	$4,962
Excluding:
Other expense, net	374	506	256	295	197	123	155	156	216
Provision for income tax	1,053	4,260	1,989	6,789	1,976	3,504	2,222	2,827	1,723
Depreciation and amortization	659	645	664	881	729	730	750	658	695
Equity-based compensation	189	(16)	483	255	109	403	352	536	511
One-time expenses, net	138	65	8	3,935	354	383	(307)	—	442

Adjusted EBITDA	$2,779	$10,739	$5,863	$9,047	$8,697	$15,610	$10,312	$11,876	$8,549

The following table presents a reconciliation of free cash flow, a non-GAAP financial measure, to net cash provided by operating activities, as well as information regarding net cash used in investing activities and net cash used in financing activities:

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019
	(unaudited, in thousands)
Net cash provided by (used in) operating activities	$8,978	$3,555	$1,849	$2,097	$12,156	$13,471	$2,410	$(1,382)	$15,924
Purchases of property and equipment	(818)	(594)	(580)	(270)	(440)	(637)	(588)	(1,380)	(4,987)

Free cash flow(1)	$8,160	$2,961	$1,269	$1,827	$11,716	$12,834	$1,822	$(2,762)	$10,937

Net cash used in investing activities(2)	$(818)	$(594)	$(580)	$(270)	$(440)	$(637)	$(588)	$(1,380)	$(4,987)
Net cash used in financing activities	(5,000)	(5,080)	(6)	(5,000)	(15,100)	—	(1,780)	(741)	(248)

(1)

Free cash flow is a non-GAAP financial measure that we calculate as net cash provided by (used in) operating activities less net cash used for purchases of property and equipment. Please see the section of this prospectus captioned “Selected Consolidated Financial and Other Data—Other Financial and Operating Data” for more information.

(2)	Net cash used in investing activities includes payments for purchases of property and equipment, which is also included in our calculation of free cash flow.

Seasonality and Quarterly Trends

Seasonality in our business does not follow that of traditional retailers, such as typical concentration of net sales in the holiday quarter. We believe our results are impacted by a pattern of increased sales leading up to #REVOLVEfestival in April and during the early summer months, which results in increased sales during the second quarter of each fiscal year. We also believe that we have experienced slower growth in orders placed and active customers during the first quarter of each fiscal year. We expect this seasonality to continue in future years. Our operating income has also been affected by these historical trends because many of our expenses are relatively fixed in the short term. As our growth rates begin to moderate, the impact of these seasonality trends on our results of operations will become more pronounced.

We focus our internal measurements of performance on quarterly year-over-year comparisons but discuss quarterly sequential information below to help investors understand fluctuations in our business.

Our quarterly net sales are reflective of the seasonality as discussed above with the second quarter of 2018 reflecting the impact of #REVOLVEfestival and seasonal increases leading up to the early summer months. Net sales increased sequentially from the third quarter of 2017 through the second quarter of 2018, reflecting increased demand for our merchandise from both new and existing customers. Net sales decreased in the third quarter of 2018 and increased in the fourth quarter of 2018 due to seasonality. Net sales increased in the first quarter of 2019 due to continued growth in the business. As noted above, the seasonality of our business has resulted in variability in our total net sales quarter-to-quarter. As a result, we believe that comparisons of net sales and results of operations for a given quarter to net sales and results of operations for the corresponding quarter in the prior fiscal year are generally more meaningful than comparisons of net sales and results of operations for sequential quarters.

Our quarterly gross profit has fluctuated quarter to quarter primarily due to the quarterly fluctuations in net sales. In addition, gross margin has been lower in the first quarter of each year and higher in the second quarter of each year, reflecting the seasonal demand of our merchandise as discussed above.

Fulfillment expenses and selling and distribution expenses have also fluctuated quarter-to-quarter, primarily due to the quarterly fluctuation in net sales. The fluctuation in fulfillment costs is driven by the costs incurred to fulfill orders placed by our customers, while the fluctuation in selling and distribution costs is primarily due to the costs incurred to package and ship products ordered by our customers, ship returns from our customers, provide customer service and costs incurred related to merchant processing. Fulfilment expenses increased in the first quarter of 2019, partially as the result of investments in our fulfillment capabilities through the expansion of our facilities.

Marketing expenses vary quarter-to-quarter, primarily due to the timing of our brand marketing events. The second quarters of 2017 and 2018 include increased marketing expense related to #REVOLVEfestival. The third quarters of 2017 and 2018 included increased marketing expense related to #REVOLVEintheHamptons in 2017 and #REVOLVEsummer in 2018. The fourth quarters of 2017 and 2018 included increased marketing expense related to the #REVOLVEawards. Marketing expense will continue to fluctuate quarter-to-quarter, depending on the timing of events.

General and administrative expenses have generally increased sequentially quarter-to-quarter as we have continued to increase our headcount to support business growth. In the fourth quarter of 2017, there were certain one-time expenses related to the restructuring of our entities and one-time bonuses to certain employees.

We had net income for all periods presented except for the fourth quarter of 2017. Our net loss for the fourth quarter was due to one-time expenses related to our entity restructuring and tax expenses as a result of the remeasurement of deferred tax assets and liabilities related to the U.S. Tax Cuts and Jobs Act.

Our business is directly affected by the behavior of consumers. Economic conditions and competitive pressures can significantly impact, both positively and negatively, the level of demand by customers for our products. Consequently, the results of any prior quarterly or annual periods should not be relied upon as indications of our future operating performance.

Liquidity and Capital Resources

The following tables show our cash, accounts receivable, net and working capital as of the dates indicated:

	As of
	December 31, 2017	December 31, 2018	March 31, 2019
			(unaudited)
	(in thousands)
Cash	$10,588	$16,369	$27,201
Accounts receivable, net	5,698	5,337	9,487
Working capital	29,530	56,897	57,890

As of March 31, 2019, the majority of our cash was held for working capital purposes. We increased our capital expenditures in the fourth quarter of 2018 and the first quarter of 2019 to support the growth in our business and operations, specifically the expansion of our fulfillment facilities. In September 2018, we entered into a five-year lease for approximately 281,000 square feet of fulfillment and office space located in Cerritos, California. In the first quarter of 2019, we consolidated substantially all of our fulfillment activities into this centralized facility. We believe our fulfillment capabilities will support growth beyond 2023. We expect to fund our near term capital expenditures from cash provided by operating activities. We believe that our existing cash, together with cash generated from operations and available borrowing capacity under our line of credit, will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, our liquidity assumptions may prove to be incorrect, and we could exhaust our available financial resources sooner than we currently expect. We may seek to borrow funds under our line of credit or raise additional funds at any time through equity, equity-linked or debt financing arrangements. Our future capital requirements and the adequacy of available funds will depend on many factors, including those described in the section of this prospectus captioned “Risk Factors.” We may not be able to secure additional financing to meet our operating requirements on acceptable terms, or at all.

Sources of Liquidity

Since our inception, we have financed our operations and capital expenditures primarily through cash flows generated by operations, private sales of equity securities or the incurrence of debt. Since inception and as of March 31, 2019, we have raised a total of $15.0 million from the sale of equity units, net of costs and expenses associated with such financings.

Line of Credit

In March 2016, we entered into a line of credit with Bank of America, N.A. that provides us with up to $75.0 million aggregate principal in revolver borrowings. Borrowings under the credit agreement accrue interest, at our option, at (1) a base rate equal to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate and (c) the LIBOR rate plus 1.00%, in each case plus a margin ranging from 0.25% to 0.75%, or (2) an adjusted LIBOR rate plus a margin ranging from 1.25% to 1.75%. We are also obligated to pay other customary fees for a credit facility of this size and type, including an unused commitment fee and fees associated with letters of credit. The credit agreement also permits us, in certain circumstances, to request an increase in the facility by an additional amount of up to $25.0 million (in minimum amounts of $5.0 million) at the same maturity, pricing and other terms. As of March 31, 2019, there were no amounts outstanding under the line of credit. Historically, our debt has resulted from the need to help fund our normal operations and working capital needs.

Our obligations under the credit agreement are secured by substantially all of our assets. The credit agreement also contains customary covenants restricting our activities, including limitations on our ability to sell assets, engage in mergers and acquisitions, enter into transactions involving related parties, obtain letters of credit, incur indebtedness or grant liens or negative pledges on our assets, make loans or make other investments. Under these covenants, we are prohibited from paying cash dividends with respect to our capital stock. We were in compliance with all covenants as of March 31, 2019.

Historical Cash Flows

	Years Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands)
			(unaudited)
Net cash provided by operating activities	$16,479	$26,655	$12,156	$15,924
Net cash used in investing activities	(2,262)	(3,045)	(440)	(4,987)
Net cash used in financing activities	(15,086)	(17,621)	(15,100)	(248)

Net Cash Provided by Operating Activities

Cash from operating activities consists primarily of net income adjusted for certain non-cash items, including depreciation, equity-based compensation, and the effect of changes in working capital and other activities.

In the three months ended March 31, 2019, net cash provided by operating activities was $15.9 million and consisted of net income of $5.0 million, changes in operating assets and liabilities of $10.3 million and non-cash items of $0.6 million. Net cash provided by operating activities related to changes in operating assets and liabilities was due to an increase in accounts payable of $10.9 million, an increase in our reserve for expected returns of $8.0 million, an increase in accrued expenses of $2.5 million, an increase in income taxes payable of $2.3 million, and an increase in other current liabilities of $0.6 million, partially offset by an increase in inventory of $8.4 million, an increase in accounts receivable, net of $4.2 million and an increase in prepaid expenses and other current assets of $1.4 million.

In 2018, net cash provided by operating activities was $26.7 million and consisted of net income of $30.6 million, changes in operating assets and liabilities of $4.5 million and non-cash items of $0.5 million. Net cash provided by operating activities related to changes in operating assets and liabilities was due to an increase in inventory of $26.0 million and an increase in prepaid expenses, other current assets of $3.4 million and other assets of $0.5 million, partially offset by an increase in our reserve for expected returns of $10.2 million, an increase in accrued expenses of $5.6 million, a decrease in income taxes receivable of $3.7 million, an increase in accounts payable of $2.4 million, an increase in other current liabilities of $2.3 million, an increase in income taxes payable of $0.9 million and a decrease in accounts receivable, net of $0.4 million.

In 2017, net cash provided by operating activities was $16.5 million and consisted of changes in operating assets and liabilities of $4.1 million, net income of $5.0 million, and non-cash items of $7.4 million. Net cash provided by operating activities related to changes in operating assets and liabilities was due primarily to an increase in accrued expenses of $6.3 million, an increase in our reserve for expected returns of $5.8 million, and an increase in other current liabilities of $4.2 million, partially offset by an increase in inventory of $7.0 million, an increase in prepaid expenses of $3.1 million and an increase in income taxes receivable of $3.4 million.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of purchases of property and equipment to support our fulfillment centers and our overall business growth and internally developed software for the continued development of our proprietary technology infrastructure. Purchases of property and equipment may vary from period-to-period due to timing of the expansion of our operations.

In the three months ended March 31, 2019, net cash used in investing activities was $5.0 million. This was attributable to capital expenditures relating to equipment for our fulfillment centers, software purchases, internally developed software and hardware purchases for employees and general operations.

In 2018, net cash used in investing activities was $3.0 million. This was attributable to capital expenditures relating to equipment for our fulfillment centers, software purchases, internally developed software and hardware purchases for employees and general operations.

In 2017, net cash used in investing activities was $2.3 million. This was attributable to capital expenditures relating to equipment for our fulfillment centers, software purchases, internally developed software and hardware purchases for employees and general operations.

Net Cash Used in Financing Activities

Financing activities consist primarily of borrowings and repayments related to the existing line of credit.

In the three months ended March 31, 2019, net cash used in financing activities was $0.2 million, which was attributable to the payment of deferred offering costs of $0.2 million in connection with our initial public offering.

In 2018, net cash used in financing activities was $17.6 million, which was attributable to repayments made on our line of credit of $15.1 million and the payment of deferred offering costs of $2.5 million in connection with our initial public offering.

In 2017, net cash used in financing activities was $15.1 million, which was attributable to repayments made on our line of credit.

Off Balance Sheet Arrangements

We did not have any off balance sheet arrangements in 2017, 2018, or the three months ended March 31, 2019, except for operating leases as discussed below.

Contractual Obligations

As of December 31, 2018, we leased various office and fulfillment facilities, including our corporate headquarters in Los Angeles County, California under operating lease agreements that expire from 2019 to 2023. The terms of the lease agreements provide for rental payments on a graduated basis. We recognize rent expense on a straight-line basis over the lease periods. We do not have any debt or material capital lease obligations and most of our property, equipment and software have been purchased with cash. We have no material long-term purchase obligations outstanding with any vendors or third parties. Our future minimum payments under non-cancelable operating leases for equipment and office facilities are as follows as of December 31, 2018:

	Payments Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$21,627	$5,282	$9,950	$6,395	—

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding.

In September 2018, we entered into a five-year lease for approximately 281,000 square feet of fulfillment and office space located in Cerritos, California. Under the terms of the lease, we began paying a monthly rent expense of $0.2 million in November, 2018. In the first quarter of 2019, we consolidated substantially all of our fulfillment activities into this centralized facility and effective March 2019 we have terminated the lease of our distribution facility in Buena Park. Beginning May 2019, we will sublet all 28,200 square feet of one of our existing fulfillment centers lasting through its remaining lease term of February 28, 2021. We are still in the process of consolidating certain facilities, which may include subleasing and/or terminating additional existing facilities.

Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, net sales, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.

We believe that the assumptions and estimates associated with revenue recognition, inventory, and income taxes have the greatest potential impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates. For further information on all of our significant accounting policies, please see Note 2 of the accompanying notes to our consolidated financial statements.

Net Sales

Revenue is primarily derived from the sale of apparel merchandise through our sites and, when applicable, shipping revenue. Prior to the adoption of Accounting Standards Codification, or ASC, 606, Revenues from Contracts with Customers, on January 1, 2019, revenue was recognized when all of the following criteria were satisfied in accordance with the then applicable accounting literature: (1) persuasive evidence of an arrangement existed; (2) the sales price was fixed or determinable; (3) collectability was reasonably assured; and (4) the product had been shipped and title passed to the customer. These criteria were met when the customer ordered an item, the customer’s credit card had been charged, and the item was fulfilled and shipped to the customer. In accordance with ASC 606, we now recognize revenue through the following steps: (1) identification of the contract, or contracts, with the customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, we satisfy a performance obligation. A contract is created with our customer at the time the order is placed by the customer, which creates a single performance obligation to deliver the product to the customer. We recognize revenue for our single performance obligation at the time control of the merchandise passes to the customer, which is at the time of shipment. In addition, we have elected to treat shipping and handling as fulfillment activities and not a separate performance obligation.

In accordance with our return policy, merchandise returns are accepted for full refund if returned within 30 days of the original purchase date and may be exchanged up to 60 days from the original purchase date. At the time of sale, we establish a reserve for merchandise returns, based on historical experience and expected future returns, which is recorded as a reduction of sales and cost of sales.

We may also issue store credit in lieu of cash refunds and sell gift cards without expiration dates to our customers. Store credits issued and proceeds from the issuance of gift cards are recorded as deferred revenue, net of breakage, and recognized as revenue when the store credit or gift cards are redeemed or, as a result of the adoption of ASC 606, Revenues from Contracts with Customers, upon inclusion in our store credit and gift card breakage estimates. Revenue recognized in net sales on breakage on store credit and gift cards for the three months ended March 31, 2019 (unaudited) was $0.2 million. We did not recognize any revenue related to unredeemed gift cards or store credits for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 (unaudited).

Results for reporting periods beginning January 1, 2019 and thereafter are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with ASC 605. For more information on the transitional impact of adopting ASC 606, please see the section entitled, “Recent Accounting Pronouncements” in Note 2 to our consolidated financial statements included in this prospectus.

Sales taxes and duties collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales.

We have exposure to losses from fraudulent credit card charges. We record losses when incurred related to fraudulent charges as such amounts have historically been insignificant.

Inventory

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the specific identification method. Cost of inventory includes import duties and other taxes and transport and handling costs. We write down inventory where it appears that the carrying cost of the inventory may not be recovered through subsequent sale of the inventory. We analyze the quantity of inventory on hand, the quantity sold in the past year, the anticipated sales volume, the expected sales price and the cost of making the sale when evaluating the value of our inventory. If the sales volume or sales price of specific products declines, additional write-downs may be required.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are recorded net on the face of the balance sheet. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more-likely than-not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Deferred tax assets are recognized to the extent it is believed that these assets are more-likely than-not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely than-not that we will realize the benefits of these deductible differences, net of the valuation allowance. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. In connection with the audit of our 2017 consolidated financial statements, we and our independent registered public accounting firm identified a material weakness in our internal controls in 2017 related to the lack of resources necessary to perform adequate review of our financial information. During 2018, we took steps to address the material weakness, which we believe has addressed the underlying causes of this material weakness. We hired additional personnel with requisite skills in both technical accounting and internal control over financial reporting. In addition, we engaged external advisors that provided financial accounting assistance in the short term and evaluated and documented the design and operating effectiveness of our internal controls and assisted with the remediation and implementation of our internal controls as required. We will continue to evaluate the longer-term resource needs of our various financial functions.

Please see in section captioned “Risk Factors—We have identified a material weakness in our internal control over financial reporting and if we have failed to remediate this weakness and maintain proper and effective internal controls, our ability to produce accurate and timely consolidated financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us” for additional information.

Quantitative and Qualitative Disclosures about Market Risk

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business, including the effects of foreign currency fluctuations, interest rate changes and inflation. Information relating to quantitative and qualitative disclosures about these market risks is set forth below.

Interest Rate Sensitivity

Cash were held primarily in cash deposits. The fair value of our cash would not be significantly affected by either an increase or decrease in interest rates due mainly to the short-term nature of these instruments. Interest on any line of credit borrowings incurred pursuant to the credit described above would accrue at a floating rate based on a formula tied to certain market rates at the time of incurrence; however, we do not expect that any change in prevailing interest rates will have a material impact on our results of operations.

Foreign Currency Risk

Most of our sales are denominated in U.S. dollars, and therefore, our net sales are not currently subject to significant foreign currency risk. Our operating expenses are denominated in the currencies of the countries and territories in which our operations are located, and may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pound and European Euro. Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our consolidated statements of income. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Emerging Growth Company Status

Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Section 107 of the JOBS Act provides that any decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable. We have elected to use this extended transition period under the JOBS Act.

Recent Accounting Pronouncements

See Note 2 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding recent accounting pronouncements.

BUSINESS

Overview

REVOLVE is the next-generation fashion retailer for Millennial and Generation Z consumers. As a trusted, premium lifestyle brand, and a go-to online source for discovery and inspiration, we deliver an engaging customer experience from a vast yet curated offering totaling over 45,000 apparel, footwear, accessories and beauty styles. Our dynamic platform connects a deeply engaged community of millions of consumers, thousands of global fashion influencers, and more than 500 emerging, established and owned brands. Through 16 years of continued investment in technology, data analytics, and innovative marketing and merchandising strategies, we have built a powerful platform and brand that we believe is connecting with the next generation of consumers and is redefining fashion retail for the 21st century.

REVOLVE was founded in 2003, with the vision of leveraging digital channels and technology to transform the shopping experience. We believed that traditional retail was either too mass or too limited, struggled to consistently provide on-trend merchandise, and was failing to connect with younger consumers. REVOLVE was created to offer a scaled, one-stop destination for youthful, aspirational consumers. We believe that our model, which is more targeted than department stores or mass market online retailers, and provides a greater selection than specialty retailers, allows us to more effectively serve consumers.

To improve on the merchandise offerings from traditional retail, we have built a custom, proprietary technology platform to manage nearly all aspects of our business, with a particular focus on developing sophisticated and highly automated inventory management, pricing, and trend-forecasting algorithms. Our proprietary technology leverages data from a vast net of hundreds of thousands of styles, up to 60 attributes per style, and millions of customer interactions, creating a strategic asset of hundreds of millions of data points. We have complemented these efforts with an organization built from the ground-up to make decisions in a data-first, customer centric way. Together, this enables a “read and react” merchandise approach; we make shallow initial buys, then use our proprietary technology to identify and re-order strong sellers, turning the fashion cycle from a predictive art to a data-driven science. This approach facilitates constant newness, with over 1,000 new styles launched per week on average, while mitigating fashion and inventory risk. As a result, in 2018, approximately 79% of our net sales were at full price, which we define as sales at not less than 95% of the full retail price, an increase from 75% in 2017.

Our powerful brand and innovative marketing strategy connects with the increasingly important Millennial and Generation Z demographics. These consumers, who came of age in a hyper-connected, digital world, have unique shopping preferences, spend their time in different mediums, and respond to a different style of messaging than generations past. While our marketing competencies extend well beyond social media, we are recognized as a pioneer and a leader in social media and influencer marketing. We have built a community of over 3,500 influencers and brand partners, including many of the most influential social media celebrities in the world, whom we track and manage using our proprietary internal technology platform. Through our deep relationships, history of mutually beneficial partnerships, buzzworthy social events, and recognized leadership position, we believe we have become a partner of choice for influencers worldwide, leading to a significant competitive advantage. These marketing efforts deliver authentic, aspirational experiences and lifestyle content that drive loyalty and engagement. We pair this emotional brand marketing with sophisticated, data-driven performance marketing to further drive profitable customer acquisition, retention and lifetime value.

Our data-driven merchandising and innovative marketing competencies enable a powerful owned brand strategy that drives consumer demand, increases control of our supply chain, and expands profit margins. We have built a portfolio of 21 owned brands, each crafted with unique attributes and supported by independent marketing investments. We believe our consumers perceive these as highly desirable, independent brands, rather than private labels or house brands. As a result, during the 12 months ended March 31, 2019, our owned brands represented eight out of our top 10 brands, 32.6% of the REVOLVE segment’s net sales, and four out of the top five brand search terms on external search engines that led to a purchase. Owned brands are significantly more productive on a units sold per style basis, have higher average unit revenue than third-party brands, and generate meaningfully higher gross margins as compared to third-party brands.

We founded REVOLVE with the goal of transforming the retail shopping experience. Today, through our innovative technology, merchandise, and marketing strategies, we believe we have become a leading online retail destination targeted towards Millennials seeking premium fashion, and are redefining fashion retail for the 21st century. Our platform connects consumers, brands, and influencers in a powerful way that we believe has strong network effects that will make us even stronger over time. We believe our offering is resonating with our target consumers, as evidenced by our strong customer loyalty and revenue retention, and our rapidly growing revenue and profits. In 2018, we:

•	had an average of 9.4 million unique visitors per month;

•	delivered approximately 79% of net sales at full price;

•	retained 89% of net sales from the prior year’s customers;

•	had an average order value of $279; and

•	delivered gross margin of 53.2%.

In 2018, we reported $498.7 million in net sales, $30.6 million in net income and $46.5 million in Adjusted EBITDA, representing growth of 24.8%, 512.8% and 63.7%, respectively, from 2017. For the three months ended March 31, 2019, we reported $137.3 million in net sales, $5.0 million in net income and $8.5 million in Adjusted EBITDA, representing growth of 21.2%, and decreases of 6.9% and 1.7%, respectively, from the three months ended March 31, 2018. Adjusted EBITDA is a non-GAAP measure. For further information about how we calculate Adjusted EBITDA, limitations of its use and a reconciliation of Adjusted EBITDA to net income, see “Selected Consolidated Financial and Other Data—Other Financial and Operating Data.”

Relative to our scale, we are highly efficient and require modest capital expenditures to support our operations. We have raised only $15.0 million in primary outside equity capital to date and have been profitable on a taxable income basis for 15 out of our 16-year operating history.

Net Sales ($MM)	Gross Margin	Net Income ($MM)	Adjusted EBITDA ($MM) Adjusted EBITDA Margin (%)

(1)	Twelve months ended March 31, 2019

Our Industry

Large and Growing Addressable Market

We participate in the large and growing apparel and footwear, accessories and beauty sectors. According to Euromonitor International, Ltd., a market research firm:

•	The global apparel and footwear, accessories and beauty market was $2.9 trillion in 2018 and is expected to reach $3.4 trillion in 2021, growing at a compound annual growth rate, or CAGR, of 5.3%.

•	The U.S. apparel and footwear, accessories and beauty market was $564 billion in 2018 and is expected to reach $622 billion in 2021, growing at a CAGR of 3.3%.

We believe the key drivers shaping growth within these markets include favorable demographic trends, constant product newness and the proliferation of emerging brands, as well as an increased focus on fashion and beauty as a reflection of self-expression.

Significant Growth in Digital Channels

Consumers are increasingly using digital channels to make purchases, and as a result, the growth of online sales has outpaced that of traditional brick-and-mortar channels. According to Euromonitor:

•	The global online apparel and footwear, accessories and beauty market was $520 billion in 2018 and is expected to reach $740 billion in 2021, growing at a CAGR of 12.5%.

•	The U.S. online apparel and footwear, accessories and beauty market was $117 billion in 2018 and is expected to reach $170 billion in 2021, growing at a CAGR of 13.2%.

•

Online penetration in apparel and footwear, accessories and beauty has increased from 4.1% to 18.0% globally and 6.9% to 20.8% in the United States from 2009 to 2018. Online penetration is expected to reach 22.0% globally and 27.4% in the United States by 2021.

Mobile sales in particular have rapidly increased as consumers leverage their ability to discover, browse and purchase anytime from anywhere through their smartphones. According to the State of the U.S. Online Retail Economy (Q1 2018) report by comScore, Inc., an Internet analytics company:

•	Mobile commerce discretionary spending grew 40% year-over-year for the fourth quarter of 2017.

•	Mobile commerce represented 24% of U.S. digital commerce dollars for the fourth quarter of 2017, compared to 13% for the fourth quarter of 2014.

Media Consumption and Shopping Behaviors of Next-Generation Consumers

Consumers, especially Millennials (born between 1982 and 2000) and Generation Z (born after 2000), are spending more and more time on digital media and less time on more traditional forms of print media.

The nature of consumer engagement with brands and retailers is evolving in tandem with the transition to digital channels. Next-generation consumers often aspire to express their individual style through fashion and beauty. More than older generations of consumers, they frequently seek an emotional connection with brands that are unique and on-trend and resonate with their values. They look to social media and digital content from influencers as their source of inspiration and discovery and to inform their purchasing decisions. We believe that traditional retailers, with their emphasis on appealing to broad demographic ranges, have struggled to create personal connections with these younger consumers.

Influencers have an outsized impact on the purchasing behaviors of next-generation consumers. Influencers maintain a social media presence on platforms such as Instagram or YouTube, and have thousands or even millions of followers who view, comment, like, and share their fashion and lifestyle posts. Influencers can have a more powerful impact than traditional advertising methods because they bring their followers into their daily lives and share their personal tastes and preferences in an authentic way.

This evolution in consumer behavior accompanies a significant transition of purchasing power to the Millennial generation. According to the 2015 U.S. Census Bureau, Millennials accounted for more than 25% of the U.S. population, exceeding the number of baby boomers and making it the largest percentage of the workforce in the United States. Further, according to the U.S. Bureau of Labor Statistics, people born after 1981, including Millennials and Generation Z, accounted for approximately $1.7 trillion or 22% of the nation’s total consumer expenditure in 2017. We expect this number to significantly increase as Millennials enter their peak earning years and an increasing percentage of Generation Z joins the workforce.

Next-Generation Consumers are Underserved by Retail and eCommerce

Although the apparel and footwear, accessories and beauty sectors are large, next-generation consumers are currently underserved by traditional brick-and-mortar and online retailers. Department stores and national retailers try to serve a broad demographic with ubiquitous brands and are slow to react to changing trends. Specialty boutiques, while highly curated, often offer a narrow assortment and are limited in their reach. Online retailers tend to deliver a purely transactional customer experience, with limited original fashion content and style advice to facilitate inspiration and discovery. As a fashion authority that is deeply connected to next-generation consumers, we are poised to capitalize on this sizeable yet underserved market.

Competitive Strengths

Leading Millennial Destination for Online Fashion. We believe we are the leading U.S. online destination targeted towards Millennial consumers seeking premium fashion. In 2018, we generated $498.7 million in net sales, served approximately 1,175,000 active customers, and delivered over 110,000 unique styles, which we believe makes us one of the largest standalone fashion eCommerce businesses in the United States. Our average apparel order value was $279 in 2018, which is reflective of our focus on premium merchandise and our differentiation from mass market or value-based retailers. Our business is specifically targeted towards Millennial consumers, who are substantially younger than the customers of legacy premium department stores, which have reported average customer age of over 42. We believe this more specific targeting results in a better experience for our customer, leading to out-sized growth rates, strong customer loyalty, and increases in market share over time. During the 12 months ended March 31, 2019, we generated, on average, 9.8 million unique visitors per month, compared to 7.8 million unique visitors per month during the 12 months ended March 31, 2018, reflecting the increasing appeal of our site. A unique visitor is anyone who visits any of our websites and mobile applications at least once during the month, not counting repeat visits from the same visitor, as tracked by internal and third-party clickstream tracking tools. We further believe our scaled leadership position has strong network effects among our customers, brands, and influencers, as we are able to provide increasing value to each of those constituents as our scale and leadership position increases.

Data-driven Merchandising Model. Our disciplined, data-driven merchandising approach allows us to offer a broad, yet curated assortment of on-trend apparel and accessories while minimizing fashion and inventory risk. We believe our approach turns the fashion buying cycle from a predictive art into a data-driven science, thus maximizing our ability to react quickly to changing trends. We employ a “read and react” model that combines qualitative and quantitative decision-making to identify trends, curate assortments, facilitate our merchandise planning and re-order processes, and manage pricing. Our technology enables us to automate the rapid identification of new trends and emerging brands, allowing us to offer a vast and diversified product assortment that does not rely on any given trend or style and has minimal overlap with other retailers. Furthermore, by introducing products daily in limited quantities, we create a sense of urgency for our customers. As a result, in 2018, sales of products at full retail price represented approximately 79% of total net sales.

The REVOLVE Brand. Since inception, we have worked to build a deep connection with our community of youthful, aspirational consumers. Our consumers frequently engage with our websites and mobile applications, which we collectively refer to as our sites, coming to us for our inspiring content and styling, and our distinct and constantly changing assortment of on-trend fashion. REVOLVE is a brand in its own right, commanding a premium positioning, strong consumer affinity and reputation as a key fashion influencer for the Millennial consumer. In 2018, approximately 57% of net sales came from customers that visited our sites at least twice each week. As our scale grows, our brand value is increasingly becoming a significant point of differentiation with customers, influencers and third-party brands.

Innovative Marketing Approach. REVOLVE’s marketing approach is integrated across all parts of the customer funnel and allows us to efficiently increase brand awareness, promote customer acquisition, encourage retention and maximize lifetime customer value. We have a history of being a leader in innovative digital and community-driven marketing and we believe have positioned ourselves as a preferred partner for influencers and traditional marketing providers. With over 5.5 million Instagram followers as of March 31, 2019 across REVOLVE, FORWARD and our owned brands, we continuously provide our customers with aspirational and engaging content and amplify our message in a highly efficient manner through our network of over 3,500 influencers and buzzworthy social events. In the 12 months ended March 31, 2019, we drove 56% of traffic for REVOLVE from free and low-cost sources, as measured by the visitors that landed on the REVOLVE website or mobile application directly, via email marketing links, or though paid branded search terms and organic search results (regardless of whether a purchase was made). Our brand marketing reach has increased rapidly, particularly surrounding events such as #REVOLVEfestival. We tightly integrate our marketing messaging into the shopping experience through compelling product curation, editorial content and daily product stories, creating a consistent experience for our customers across all touch points and allowing us to further control our merchandise sell-through. We pair our social media and community-driven brand marketing with sophisticated performance marketing efforts, including retargeting, paid search/product listing ads, affiliate marketing, paid social, search engine optimization, personalized email marketing and mobile “push” communications through our app, which together support our highly attractive customer acquisition and retention metrics.

Deep Connection with Our Loyal Customers. We understand the next-generation consumer: who she is, who she follows for fashion and lifestyle inspiration, how she communicates with friends, how to speak with her and what she wants to wear. We engage with her through social media, events, press and other digital channels, generating multiple touchpoints in a way that we believe traditional retailers and brands do not. We integrate our marketing content with our product curation, visual merchandising, and editorial content, using our “Hot List,” daily product stories, and head-to-toe style suggestions to create an inspirational user experience and enhance our reputation as a fashion discovery destination. We enhance our customer experience and encourage our customers to use the home as a dressing room through exceptional customer service and a no-hassle free shipping and returns policy, which we have offered since our launch in 2003, making us one of the pioneers of free returns. She rewards our efforts with her loyalty, as demonstrated by our strong customer economics. Our low customer acquisition cost, strong net revenue retention rates and high average order values drive attractive customer lifetime value and rapid payback, with the average contribution margin from a customer exceeding our average customer acquisition cost within a short timeframe.

Unique Owned Brand Platform. We leverage our data-driven merchandising model to optimize our product assortment through the development of new owned brands and additional styles within our existing portfolio of owned brands. Our team develops brands that embody a unique aesthetic and authentic point of view, using our proprietary data analytics to identify trends and assortment gaps and inform design and merchandising decisions, and supporting them with robust brand marketing. Unlike traditional private label, our owned brands command pricing similar to third-party brands due to their brand equity. Further, the owned brand portfolio enhances loyalty, given that the substantial majority of our owned brand styles are available only on the REVOLVE site. We bring new products to market quickly by working with a flexible network of manufacturing partners that enable us to order in small initial order quantities and employ our “read and react” model. The broad reach of our pioneering social media–driven marketing and events generate instant consumer appeal and credibility for our owned brands, expanding our reach and driving incremental traffic to our sites. The higher margin profile of our owned brands provides us with the opportunity to expand profitability and further invest in our business.

Proprietary, Scalable Technology and Data Analytics Platform. Our proprietary, scalable technology and data analytics platform efficiently and seamlessly manages our merchandising, marketing, product development, sourcing, and pricing decisions. We have a proven history of leveraging our technology platform to flexibly expand capacity in a capital-efficient manner. We leverage a strategic asset of hundreds of millions of data points, drawing from 16 years of data across hundreds of thousands of styles, up to 60 attributes per style, and millions of customer interactions. This data is leveraged throughout our operations to provide an optimized product offering, tailor our marketing efforts and continually enhance the experience on our sites. Our team of engineers and data scientists continuously innovates to improve our platform and business processes to best serve our customers.

Founder-led Management and Innovative Culture. Our co-CEOs, Michael and Mike, founded REVOLVE with the goal to transform the apparel shopping experience by leveraging data, innovative business strategies and the emerging eCommerce channel. Our founders’ inspiration to create an innovative and data-driven culture continues to influence everything we do. Our company culture and team mirror the attributes of our core customer; we are socially engaged, digital-first, high energy, results driven and collaborative. We hire people who are passionate about fashion, technology and entrepreneurialism, and who are not burdened by conventional notions of traditional retail. We encourage creativity and focus on constant improvement, and we give our employees the opportunity to make an immediate contribution to our business. This culture, together with our singular focus on customer experience and our commitment to maximizing value over the long term, gives us an edge to anticipate and react to the evolving shopping behavior of our consumers.

Growth Strategies

Continue to Acquire New Customers. We generate a significant return on our customer acquisition investments. The contribution margin from a customer’s initial order exceeds our customer acquisition cost, on average, and repeat purchase behavior generates an attractive ratio of customer lifetime value to customer acquisition cost. We believe there is significant room to expand our customer base and thus will continue to invest in attracting new customers to the REVOLVE community and convert them into active customers. According to the U.S. Census Bureau, in 2017 there were 57 million 18 to 44-year-old women in the United States. Given the number of our active customers, we believe we are less than 3% penetrated in our core demographic based on the number of active customers and U.S. census data, with younger and international consumers representing a significant additional opportunity. We believe we are well-positioned to convert younger consumers into active customers and capture more of their wallet share as Millennials enter their peak earning years and Generation Z enter the workforce.

Continue to Increase Customer Loyalty and Wallet Share. We intend to deepen our existing customer relationships to improve our already strong revenue retention and increase our wallet share. We are enhancing our customer experience by continuing to refine our customer segmentation, increasing personalization, launching progressive web apps for our mobile site, and providing additional opportunities to pre-order coveted products. Additionally, we are building a more holistic offering by increasing our footwear and accessories assortment and expanding our nascent loyalty and preferred customer programs for high-value consumers. Our preferred customer program sends high-value customers products specifically curated for her by our stylists. The loyalty program affords these customers additional benefits such as early access to new styles and invitations to exclusive REVOLVE events. Each of these initiatives is designed to increase revenue per customer and take advantage of the rising spending power of the next generation of consumers.

Grow Sales of Owned Brands. We intend to continue optimizing our assortment to drive revenue and profitability growth by introducing new owned brands and expanding our current owned brands into additional styles and categories. The percentage of the REVOLVE segment’s net sales represented by owned brands has almost doubled since 2017, reaching 35.8% for the three months ended March 31, 2019. Owned brands are some of the most sought-after items on our platform. During the 12 months ended March 31, 2019, four of the top five brand search terms on external search engines that led to a purchase were our owned brands. Owned brands are significantly more productive on a units sold per style basis, have higher average unit revenue than third-party brands, and generate meaningfully higher gross margins as compared to third-party brands.

Grow International Sales. We intend to leverage the global reach of the REVOLVE brand and our influencer network to accelerate growth outside of the United States. In 2018, net sales shipped to customers internationally represented 17.9% of net sales while over 45% of our social media followers across Instagram and Facebook were located outside of the United States. In May 2018, we began offering a more localized shopping experience to customers in the United Kingdom and the European Union by offering prices inclusive of regional taxes and duties and improving our distribution and fulfillment capabilities to simplify the ordering and return process. We continue to expand this localized shopping experience to customers in other countries and regions, including Australia in late 2018. While still early, this improved experience is resonating with our customers in these regions and the initial financial results are positive. We intend to increase our investment in Europe, Australia, Canada and, over the longer term, broader Asia Pacific, to bring the full power of our platform to consumers globally. In addition, we intend to expand the global footprint of our influencer network to better connect with customers outside our core U.S. market.

Enhance and Broaden Our Offering. We intend to leverage our community and influencer network and integrated, data-driven operating model to expand our share of adjacent markets through a strategic mix of third-party and owned brands. Areas of potential expansion are:

•	Luxury. We plan to profitably scale our FORWARD segment over time, attracting new customers while cross-selling to current REVOLVE customers as their spending power increases.

•	Beauty. Launched in late 2016, beauty represents one of our fastest growing categories and we plan to further increase our assortment.

•

Lower Price Point. With the launch of superdown, a standalone lower price point site, in March 2019, we believe we can capture additional customers and wallet share through an expanded lower price point offering.

•	Men’s. We believe the Millennial men’s market is underserved and represents a long-term opportunity.

We may also pursue targeted acquisitions that will allow us to enhance our offering, enter new geographies or augment existing capabilities.

Continue to Innovate. We are innovating across our user interface, technology platform, supply chain and distribution capabilities to improve service levels, further enhance and personalize customer experience, and reduce lead times for our owned brands portfolio. We intend to continue to leverage our technology and owned brand platform to further vertically integrate our operations. We also intend to leverage advancements in artificial intelligence and machine learning to refine our merchandising and marketing capabilities, including visual search capabilities and further size and fit optimization.

Our Operations

We leverage one platform to sell merchandise primarily through two differentiated retail segments, REVOLVE and FORWARD. In 2018, we generated 87% of net sales through REVOLVE, which offers a highly curated assortment of full-price premium apparel and footwear, accessories and beauty products from emerging, established and owned brands. In 2018, we generated 13% of our net sales through FORWARD, which offers a full assortment of iconic and emerging luxury brands. We sell through our websites, mobile sites, and apps which represented 51.2%, 25.1% and 23.7%, respectively, of all orders in 2018.

Our Assortment. We offer a broad yet curated assortment totaling over 45,000 apparel and footwear styles, as well as accessories and beauty products, presented in a visually compelling manner to encourage discovery and engagement. In 2018, emerging third-party, owned, established third-party, and other net sales contributed 42%, 31%, 26%, and 1% of net sales through REVOLVE, respectively. In 2018, 88% of net sales came from apparel and substantially all of net sales came from women’s products. No third-party brand accounted for more than 3% of 2018 net sales. Our top-selling brand, Lovers + Friends, an owned brand, accounted for 7% of 2018 net sales through REVOLVE.

Brands

Third-Party Brands. Since our inception, we have attracted and maintained strong relationships with a diversified group of premium lifestyle and luxury brands, from emerging designers to globally recognized brands. We define an emerging brand as one that we estimate has less than $10 million in annual net sales and does not have national distribution at the point we first identify them. We define an established brand as one that we estimate has at least $10 million in annual net sales or has national distribution at the point we begin to offer its products on our sites. These brand relationships provide customers with breadth across product categories and styles, while reinforcing REVOLVE’s position as the destination for discovery. We continuously identify new brands and edit existing brands we feature to foster a sense of newness and encourage discovery. Representative brands we carry include:

Established Brands	Emerging Brands
AG Adriano Goldschmied	Beach Riot
BB Dakota	Faithfull the Brand
Frame	Flynn Skye
Free People	I.AM.GIA
Levi’s	Love Shack Fancy
Marc Jacobs	Michelle Mason
Nike	MISA Los Angeles
Rag & Bone	Nicholas
RtA
Retrofete

Owned Brands. Since 2014, we have developed a fast-growing portfolio of 21 owned brands that span multiple categories and are priced in-line with third-party brands. We apply market insights and proprietary data analytics to identify gaps and emerging trends within the marketplace. We then develop new styles for existing brands or launch new brands with a unique aesthetic or category focus to address these areas. When coupled with our innovative marketing approach, we develop strong brand equity for each owned brand, as demonstrated by their collective social media following which exceeded 2.5 million followers on Instagram as of March 31, 2019. Eight out of our top ten best-selling brands during the 12 months ended March 31, 2019 were owned brands, including Lovers + Friends, NBD, By The Way., Tularosa, superdown, Majorelle, House of Harlow and Privacy Please.

We bring new products to market quickly by working with a flexible network of manufacturing partners and third-party suppliers that enable us to order in small initial quantities and test products before we make significant inventory investments. We work with a group of approximately 176 suppliers and manufacturers located primarily in China, India and the United States. In 2018, no single supplier or manufacturer accounted for more than 5% of our inventory purchased. We will continue to evaluate our supplier network in existing and other geographies. We have developed deep relationships with a number of our suppliers and make efforts to ensure that they share our commitment to quality and ethics. We do not, however, have any long-term agreements requiring us to use any manufacturer, and no manufacturer is required to produce our products in the long term.

The percentage of the REVOLVE segment’s net sales represented by sales of owned brands has grown from 20.2% in 2017 to 30.9% in 2018, and 35.8% for the three months ended March 31, 2019. We expect owned brands’ share of total net sales to continue to increase over time. As of March 31, 2019, our owned brands design team consisted of 140 employees.

Merchandising and Content

Buying and Planning. Our merchandising team is responsible for brand and trend identification, purchasing and pricing, inventory planning and overall editorial direction. We use a data-driven “read and react” buying process to identify trends early using market insights and our proprietary forecasting algorithms. We merchandise and curate our assortment to provide our customers with product newness and stay ahead of key trends, thus encouraging them to visit the site frequently to explore and see what is new. Whether third-party or owned brands, we make initial, shallow buys to test our customers’ affinity for new trends, brands and styles, which allows us to maintain a strong editorial point of view while mitigating inventory and fashion risk, as well as encouraging customers to buy at full price. Our proprietary technology optimizes pricing based on demand, automatically identifies and re-orders best sellers based on purchase and browsing feedback, and maintains the right depth of available inventory to maximize margins and sales at full price. Our data analytics provide us with feedback on customer demand, which helps us anticipate future interest in products and manage production and inventory accordingly. As of March 31, 2019, our merchandising department consisted of 74 employees.

Styling and Creative Content. Our creative team works seamlessly with our merchandising team and is responsible for composing and executing our product photographs, styling our merchandise and generating our editorial content and creative brand storytelling. This content is leveraged in our acquisition and retention marketing activities. We believe that our high-quality creative content creates an inspiring and engaging experience for our customers, driving frequent visits to our sites and helping to promote the discovery of new, relevant brands and products. We update the site daily with new editorial content, using our “Hot List,” daily product stories, and head-to-toe style suggestions. Additionally, we leverage our expansive social influencer network and REVOLVE-branded events to generate a constant flow of fresh, authentic content to complement our internal efforts.

As of March 31, 2019, our creative team consisted of 80 employees. In 2018, our creative team processed over 15,000 images per month, on average.

Marketing. We leverage a variety of marketing and advertising programs to increase brand awareness, acquire new customers, drive customer traffic across our channels, and strengthen and reinforce our brand.

Brand Marketing. We are pioneers of social media and influencer marketing, using social channels and cultural events designed to deliver authentic and aspirational, yet attainable, experiences to attract and retain customers and these efforts have led to higher earned media value than competitors. As of March 31, 2019, we had a global network of thousands of social media influencers, each with more than 10,000 followers and who regularly post about REVOLVE content. During 2018, we had contracts with more than 40 influencers covering multiple events throughout the year. We also enter into contracts for specific events with other influencers throughout the year, including with over 250 influencers each for our #REVOLVEaroundtheworld event in Los Angeles and #REVOLVEfestival. Influencers with whom we contract receive from us cash, clothing, travel, or a combination thereof. We also provide cash, clothing or travel to other influencers in our network. We believe we are a preferred partner for influencers, as their association with REVOLVE enhances our influencers’ personal brands. Our network is constantly evolving as we assess the breadth of individual influencers’ social media followings and resonance with our core demographic. We complement our social media efforts through a variety of brand marketing campaigns and events, including the #REVOLVEfestival in the Coachella Valley, #REVOLVEintheHamptons, #REVOLVEsummer, our series of #REVOLVEaroundtheworld events, including recent trips to Australia, Japan, New York City, London Thailand and Ibiza, and the #REVOLVEawards honoring our most impactful influencers and brands. The #REVOLVEfestival is an event that we host in the Coachella Valley during the Coachella Valley Music and Arts Festival every spring, at which we provide a curated experience at a private location with top musical performers. There were over 100 events in the 12 months ended March 31, 2019. #REVOLVEintheHamptons was the first iteration of #REVOLVEsummer, an annual event at which we host influencers at an exclusive location for a few weeks every summer to promote an aspirational lifestyle. At our #REVOLVEfestival in the Coachella Valley in April 2019, we dressed over 750 influencers, received over $2.5 million in sponsorship dollars and gained over 130,000 Instagram followers. Our series of #REVOLVEaroundtheworld events reinforce the aspirational REVOLVE lifestyle by having influencers promote our merchandise from locations all around the world. Our brand marketing events are attended by our top influencers, who promote both the REVOLVE brand and our merchandise. We also have a strong online presence with 9.8 million unique visitors per month during the 12 months ended March 31, 2019 and over 5.5 million Instagram followers across REVOLVE, FORWARD and owned brands as of March 31, 2019.

Performance Marketing. While social media and influencer marketing are key components of our strategy, approximately 75% of our marketing expense is devoted to performance marketing efforts. We acquire and retain customers through retargeting, paid search/product listing ads, affiliate marketing, paid social, personalized email marketing and mobile “push” communications through our app.

As of March 31, 2019, our marketing team consisted of 36 employees.

Technology. We purpose built our technology infrastructure to support our customers’ experience and the needs of our vendor and merchandise base. Our technology integrates seamlessly across multiple functions throughout the organization, connecting in a way that allows constant iteration and optimization. Our technology is the foundation of our merchandising and marketing functions; it provides a superior customer experience on our sites, enables our personalization capabilities, processes our customers’ orders, and manages our personalized outbound email communications. Our enterprise resource planning systems deliver end-to-end logistics services and automate business-to-consumer inventory processing, supply chain management and fulfillment. We test each change to our platform that affects our customers’ experience for consistency with our business objectives. Our proprietary algorithms and technology infrastructure include:

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Data Science. Our technology mines data from a database that we have built over 16 years, consisting of hundreds of thousands of styles and millions of customer interactions, creating a strategic asset of millions of data points. We capture up to 60 attributes per style, from hem length to buttons, and look at customers’ browsing and shopping history to spot trends early and continuously update our assortment.

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Merchandising. Our algorithms optimize pricing based on demand, automatically identify and re-order best sellers based on purchase trends and browsing feedback, and maintain the right depth of available inventory to maximize margins and sales at full price.

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Marketing. Our algorithms analyze the billions of impressions generated by our influencer network and the number of click-throughs and conversion rates from our performance marketing efforts to cost-efficiently and effectively market to consumers. We utilize customer shopping and purchase behavior to personalize our email and retargeting efforts seamlessly across multiple customer touch points.

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Site Experience. We provide a highly differentiated site experience that leverages our visual merchandising capabilities to reflect REVOLVE’s distinct point of view. We use our algorithms and A/B testing to analyze browsing and purchasing patterns and preferences. We further analyze the impressions and related conversion rates to most effectively display, style and photograph our merchandise. We leverage these learnings to optimize product placement and site navigation in order to encourage discovery and drive higher conversion and average order value.

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Customer Service and Relationships. Our customer service technology provides our representatives with up to date and relevant product and fulfillment information to better serve our customer on an order-by-order basis. We generate highly personalized and relevant full life-cycle email and retargeting messaging. Our systems also continue to learn about each customer through direct customer feedback and these learnings are applied to future interactions.

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Fulfillment. The algorithms we use in our consolidated fulfillment center determine the most efficient manner to fulfill each order, including by optimizing the way in which inventory is picked based on order patterns and personnel.

Our proprietary technology infrastructure is highly scalable and has allowed us to grow with our customer demand, vendor base and brands. We supplement our technology team with a team of data scientists that support teams across the organization through reporting and analysis. As of March 31, 2019, our technology and data science team consisted of 48 employees.

Fulfillment and Logistics. Our fulfillment and logistics team oversees order fulfillment, ensuring that orders are efficiently and accurately processed, packed, shipped and delivered to customers. We recently consolidated our fulfillment operations into a single facility, and continue to maintain a scalable, flexible infrastructure that optimizes inventory and order allocation, reduces shipping and fulfillment expenses and delivers merchandise quickly and efficiently to our customers. Our fulfillment, shipping and return processes create a seamless customer experience, which fosters customer loyalty. Our proprietary inventory tracking system enables our customers to receive real-time updates regarding the status of their orders. We provide free two-day delivery and free returns on all domestic orders.

Our inventory management system allows us to quickly and cost-efficiently process, hold and resell products, supporting sales at full price. In addition, we leverage data from our product waitlists in order to quickly resell items that are returned to us to the extent there is latent demand for a particular returned product. In 2018, we shipped over 8.1 million individual items through our fulfillment centers, an average of 31,101 items per business day, and we shipped approximately 94% of these orders on the same day if placed before noon Pacific Time or by the next business day if placed after. We are able to ship to and service customers in over 200 countries and territories and are able to serve 85% of our global sales within two to five days. We are also able to transact in 10 languages, 20 payment methods and 80 currencies. We have a proven history of leveraging our technology platform to expand capacity in a capital-efficient manner by optimizing existing warehouses and adding warehouses, optimizing space utilization and minimizing real estate commitments. We will continue to evaluate opportunities to enhance our distribution platform in the United States and internationally. As of March 31, 2019, our logistics team consisted of 477 employees.

Customer Service. Our customer service team interacts with our customers by phone, email or instant-message, primarily addresses questions relating to orders, deliveries and returns, and also answers questions regarding fit, color, size, and other style matters to ensure customer satisfaction. We are also currently testing a loyalty program and a preferred customer program for high-value customers. The loyalty program affords these customers additional benefits such as early access to new styles and invitations to exclusive events. The preferred customer program sends clients products specifically curated for them by our stylists. Based on a survey we conducted of customers that interacted with our customer service team via email or live chat in 2018, we have a customer satisfaction rate of over 90%. As of March 31, 2019, our customer service team consisted of 98 employees.

Employees

As of March 31, 2019, we had 1,055 full-time employees, all of whom were employed in the United States. We rely on temporary personnel to supplement our workforce, primarily in our fulfillment centers or as business needs arise. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Competition

The online and offline retail markets generally, as well as the premium lifestyle and luxury product markets more specifically, are highly competitive and rapidly evolving. We face significant competition from both online and offline retailers. Our primary competitors include:

eCommerce Websites. These websites include apparel- and accessories-oriented eCommerce websites, such as ASOS, Shopbop, and Net-A-Porter as well as the eCommerce websites of traditional retailers and premium and luxury brands.

In-Person Stores and Boutiques. These channels include traditional retailers, such as Bloomingdale’s, Neiman Marcus, Nordstrom and Saks, as well as fashion boutiques.

We compete based on product selection and curation, brand quality and strength of brand relationships, relevance, convenience, ease of use and consumer experience, including shipping time and return policies. We believe that we compete favorably across these factors taken as a whole.

Government Regulation

Our business is subject to a number of domestic and foreign laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and could be interpreted in ways that could harm our business. These laws and regulations include federal and state consumer protection laws and regulations, which address, among other things, the privacy and security of consumer information, sending of commercial email, and unfair and deceptive trade practices.

Under applicable federal and state laws and regulations addressing privacy and data security, we must provide notice to consumers of our policies with respect to the collection and use of personal information, and our sharing of personal information with third parties, and notice of any changes to our data handling practices. In some instances, we may be obligated to give customers the right to prevent sharing of their personal information with third parties. Under applicable federal and state laws, we also are required to adhere to a number of requirements when sending commercial email to consumers, including identifying advertising and promotional emails as such, ensuring that subject lines are not deceptive, giving consumers an opportunity to opt-out of further communications and clearly disclosing our name and physical address in each commercial email. Regulation of privacy and data security matters is an evolving area, with new laws and regulations enacted frequently. For example, California recently enacted legislation that, among other things, will require new disclosures to California consumers, and afford such consumers new abilities to opt out of certain sales of personal information, when the legislation goes into effect on January 1, 2020. In addition, under applicable federal and state unfair competition laws, including the California Consumer Legal Remedies Act, and U.S. Federal Trade Commission, or FTC, regulations, we must, and our network of influencers may be required to, accurately identify product offerings, not make misleading claims on our websites or in advertising, and use qualifying disclosures where and when appropriate. The growth and demand for eCommerce could result in more stringent domestic and foreign consumer protection laws that impose additional compliance burdens on companies that transact substantial business on the Internet.

Our international business is subject to additional laws and regulations, including restrictions on imports from, exports to, and services provided to persons located in certain countries and territories, as well as foreign laws and regulations addressing topics such as advertising and marketing practices, customs duties and taxes, privacy, data protection, information security and consumer rights, any of which might apply by virtue of our operations in foreign countries and territories or our contacts with consumers in such foreign countries and territories. For example, the United States and China, where most of our goods are manufactured, have recently engaged in an escalating trade war, which has led to each side threatening tariffs that could adversely affect our business and results of operations or cause us to relocate manufacturing to other countries and territories, which could disrupt our operations. In addition, the European Union has implemented the General Data Protection Regulation, or GDPR, which imposes stringent requirements regarding the handling of personal data of individuals from the European Union and provides for substantial penalties for noncompliance. More generally, many foreign jurisdictions have laws, regulations, or other requirements relating to privacy, data protection, and consumer protection, and countries and territories are adopting new legislation or other obligations with increasing frequency. Many of these laws may require consent from consumers for the use of data for various purposes, including marketing, which may reduce our ability to market our products.

In many jurisdictions, there is great uncertainty whether or how existing laws governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and eCommerce. New legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business or the application of existing laws and regulations to the Internet and eCommerce could result in significant additional obligations on our business or may necessitate changes to our business practices. These obligations or required changes could have an adverse effect on our cash flows and results of operations. Further, any actual or alleged failure to comply with any of these laws or regulations by us, our vendors or our network of influencers could hurt our reputation, brand and business, force us to incur significant expenses in defending against proceedings or investigations, distract our management, increase our costs of doing business, result in a loss of customers and suppliers and may result in the imposition of monetary penalties. See “Risk Factors—Risks Related to Our Business and Industry—Failure to comply with federal, state and international laws and regulations and our contractual obligations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.”

In addition, our beauty products are subject to regulation by the FTC, Food and Drug Administration, and the Consumer Product Safety Commission, as well as various other federal, state, local and foreign regulatory authorities. These laws and regulations principally relate to the ingredients, proper labeling, advertising, marketing, manufacture, safety, shipment and disposal of our products.

Intellectual Property

We primarily protect our intellectual property through the trademark, copyright and trade secret laws of the United States. As of March 31, 2019, we owned 159 trademark registrations, 175 trademark applications, and 26 Internet domain names. Although we have not sought copyright registration for our technology or works to date, we rely on common law copyright and trade secret protections in relation to our proprietary technology, products and the content displayed on our sites, including our photography and fabric prints that we design. Our trademark registrations and applications, which we have filed in the United States and in various jurisdictions outside the United States, have focused primarily on the REVOLVE and FORWARD word and design marks and those marks associated with our owned brands. Our trademarks, including domain names, are material to our business and brand identity.

We rely on an intellectual property license in our standard vendor terms and conditions to obtain rights to display our vendors’ intellectual property, including vendor-provided images and trademarks, on our sites. We also rely on proprietary know-how and confidential information and employ various methods, including entering into confidentiality, non-disclosure and non-compete agreements with our employees and third parties, including our vendors, service providers and potential business partners, to protect our intellectual property and proprietary information. Our employees and contractors also enter into agreements obligating them to assign to us all rights related to intellectual property created in connection with their employment or engagement by us.

Circumstances outside our control could pose a threat to our intellectual property rights. For example, effective intellectual property protection may not be available in the United States, the United Kingdom or other countries or territories in which we may operate in the future. Also, the efforts we have taken to protect our trademarks and confidential information may not be sufficient or effective. We may be unable to prevent competitors from acquiring domain names or marks that are similar to, infringe upon or diminish the value of our domain names, marks, copyrights and our other intellectual property rights. Any significant impairment of our intellectual property rights could harm our business or our ability to compete. Also, protecting and enforcing our intellectual property rights is costly and time-consuming. Any unauthorized disclosure or use of our confidential information could make it more expensive to do business and harm our operating results.

Companies in the eCommerce, apparel, retail and other industries may own large numbers of patents, copyrights and marks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. We routinely offer third-party goods, promote third-party content and feature third-party brands. We have been subject to, and expect to continue to face, allegations that we have infringed or otherwise violated the marks, copyrights, patents and other intellectual property or proprietary rights of third parties. Any intellectual property infringement claim or similar claim against us, regardless of merit, could be time-consuming and expensive to settle or litigate and could divert our management’s attention and other resources. These claims also could subject us to significant liability for damages and could result in our having to stop using technology, content, branding or business methods found to be in violation of another party’s rights. Further, although we contractually require our vendors to indemnify us against any liability for claims that arise out of their brands and their materials being featured on our sites, vendors may not be solvent or financially able to indemnify us. We might be required or may opt to seek a license for rights to intellectual property rights held by others, which may not be available on commercially reasonable terms, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding or business methods, which could require significant effort and expense and which we may not be able to perform efficiently or at all. If we cannot use, license or develop technology, content, branding, or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively. Further, as we face increasing competition and as our business grows, we will likely face more claims of infringement.

Facilities

We currently lease approximately 537,500 square feet of office and warehouse space in the state of California, United States, with leases that expire between 2019 and 2023. In September 2018, we entered into a five-year lease for approximately 281,000 square feet of fulfillment and office space located in Cerritos, California. In the first quarter of 2019, we consolidated substantially all of our fulfillment activities into this centralized facility and effective March 2019 we have terminated the lease of our distribution facility in Buena Park. Beginning May 2019, we will sublet all 28,200 square feet of one of our existing fulfillment centers lasting through its remaining lease term of February 28, 2021. We are still in the process of consolidating certain facilities, which may include subleasing and/or terminating additional existing facilities to appropriately scale to meet both our immediate and future needs.

The following table sets forth information with respect to our facilities:

Location	Type	Square Footage (approximate)	Lease Expiration
Cerritos, California	Fulfillment Center	281,100	2023
Cerritos, California	Corporate Headquarters	73,500	2020
Cerritos, California	Fulfillment Center	12,900	2019
Cerritos, California	Fulfillment Center	38,700	2020
Cerritos, California	Fulfillment Center	35,300	2020
Cerritos, California	Fulfillment Center	23,700	2020
Cerritos, California(1)	Fulfillment Center	28,200	2021
Los Angeles, California	Office Space	40,800	2022
Los Angeles, California	Social Club	3,300	2020

(1)	In April 2019, we entered into a sublease agreement which will begin May 2019 and last through the remaining lease term.

Legal Matters

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions of our executive officers and directors as of May 28, 2019:

Name	Age	Position

Executive Officers

Michael Karanikolas(3)	41	Co-Chief Executive Officer and Director

Michael Mente(3)	38	Co-Chief Executive Officer and Director

Jesse Timmermans	42	Chief Financial Officer

David Pujades	41	Chief Operating Officer

Non-Employee Directors

Hadley Mullin(2)	44	Director

Jennifer Baxter Moser(1)	39	Director

Marc Stolzman(1)(2)	52	Director

Key Employees

Raissa Gerona	36	Chief Brand Officer

Mitch Moseley	37	Chief Executive Officer—Owned Brands

Ray Lingao	40	Chief Planning Officer

Lauren Yerkes	35	Vice President of Buying and Merchandising

Kai Li	46	Vice President of International

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Executive Officers

Michael Karanikolas, our co-founder, has served as our co-chief executive officer and as a member of our board of directors since inception. Before founding REVOLVE, Mr. Karanikolas was a software engineer at NextStrat from 2000 until 2002. Mr. Karanikolas holds a B.S. in engineering from Virginia Tech University. We believe Mr. Karanikolas’ perspective, experience and institutional knowledge as our co-founder and co-chief executive officer qualify him to serve as director.

Michael Mente, our co-founder, has served as our co-chief executive officer and as a member of our board of directors since inception. Before founding REVOLVE, Mr. Mente was an analyst at NextStrat from 2001 until 2002. Mr. Mente holds a B.S. in business administration from the University of Southern California. We believe Mr. Mente’s perspective, experience and institutional knowledge as our co-founder and co-chief executive officer qualify him to serve as director.

Jesse Timmermans has been our chief financial officer since February 2017. Mr. Timmermans previously served as the chief financial officer of Jobalign from June 2014 to January 2017, and worked at Blue Nile from July 2004 until June 2014, most recently as the vice president of finance and controller. Mr. Timmermans holds a B.S. in accounting from Central Washington University.

David Pujades has served as our chief operating officer since August 2012. Mr. Pujades previously served as our vice president of operations from March 2011 until August 2012 and worked in business strategy from

December 2009 to March 2011. Mr. Pujades holds a B.S. in engineering from Universitat Politècnica de Catalunya, and an M.A. in international studies and an M.B.A. from the University of Pennsylvania.

Board of Directors

Hadley Mullin has served as a member of our board of directors since 2012. Since 2004, Ms. Mullin has worked at TSG Consumer Partners, a private equity firm, and, since 2004, she has served as a senior managing director at TSG Consumer Partners. From 1996 to 2004, Ms. Mullin served as a consultant at Bain and Company. She serves as a director of a number of privately held companies. Ms. Mullin holds a B.A. in government from Dartmouth College and an M.B.A. from Stanford University Graduate School of Business. We believe Ms. Mullin’s experience as a managing director of a private equity firm and as a director of various companies qualifies her to serve on our board of directors.

Jennifer Baxter Moser has served as a member of our board of directors since 2012. Since 2007, Ms. Moser has worked at TSG Consumer Partners and, since 2013, has served as a Managing Director at TSG Consumer Partners. From 2001 until 2005, she was a consultant at Bain and Company. She serves as a director of a number of privately held companies. Ms. Moser holds a B.A. in economics and communications from Stanford University and an M.B.A from Harvard Business School. We believe Ms. Moser’s experience as a managing director of a private equity firm and as a director of various companies qualifies her to serve on our board of directors.

Marc Stolzman has served as a member of our board of directors since June 2018. Since May 2019, Mr. Stolzman has served as the Senior Vice President and Executive Lead of Finance of Peapod Digital Labs. From September 2018 until April 2019, Mr. Stolzman served as the President and Chief Financial Officer of Kymeta Corporation and from April 2015 until August 2018, Mr. Stolzman served as the Chief Financial Officer of Kymeta Corporation. From 2012 until 2015, he was the Chief Financial Officer of Zulily. Prior to Zulily, Mr. Stolzman held CFO and executive-level finance positions at various companies including Zumiez, Blue Nile and Starbucks. Mr. Stolzman holds a B.A. in finance from Washington State University. We believe Mr. Stolzman’s experience as a CFO of multiple public and private companies qualifies him to serve on our board of directors.

Key Employees

Raissa Gerona has served as our chief brand officer since April 2016 and co-founded Alliance Apparel, Inc. in 2010. Ms. Gerona holds a B.A. in political science from University of California Irvine.

Mitch Moseley has served as the chief executive officer of our owned brands division since 2014 and is one of the co-founders of Alliance Apparel, Inc. Previous to Alliance, Mr. Moseley served as President of Lovers + Friends. Mr. Moseley holds a B.A. in economics from University of California Irvine.

Ray Lingao has served as our chief planning officer since February 2019 and has been with the company since August 2006. Before becoming our chief planning officer, Mr. Lingao served as our senior vice president of merchandise planning. Prior to REVOLVE, Mr. Lingao served as a business analyst at Ticketmaster from 2004 to 2006. Mr. Lingao holds a B.S. degree in entrepreneurial studies from the University of Southern California, Marshall School of Business.

Lauren Yerkes has served as our vice president of buying and merchandising since January 2017. Ms. Yerkes also served as buying director of REVOLVE from June 2015 to December 2016 and merchandising manager from May 2012 to December 2015. Ms. Yerkes holds a B.S. in marketing from California State University, Long Beach.

Kai Li has served as the vice president of international since August 2015. Prior to REVOLVE, Mr. Li spent four years in international roles at Amazon including business development at Amazon Global and international business development at Shopbop, an Amazon fashion subsidiary. Before joining Amazon, Mr. Li spent ten years in China spearheading market entry and expansion strategies for established and startup companies in Asia. Mr. Li earned an M.B.A. with high honors from Chicago Booth and a B.S. from University of Wisconsin.

Board Composition and Risk Oversight

Our board of directors is currently composed of five members. All of the current directors were initially elected to our board of directors pursuant to the Third Amended and Restated LLC Agreement of Revolve Group, LLC, or the LLC Agreement. The LLC Agreement terminated upon the effectiveness of our Corporate Conversion on June 6, 2019. Our certificate of incorporation and bylaws provide that our directors will be elected by vote of our common stockholders and that the number of our directors shall be at least one and will be fixed from time to time by resolution of our board of directors. There are no family relationships among any of our directors or executive officers.

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. The board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. Our compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. Our audit committee is responsible for overseeing the management of our risks relating to accounting matters and financial reporting. Our nominating and corporate governance committee is responsible for overseeing the management of our risks associated with the independence of our board of directors and potential conflicts of interest. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not affected the board of directors’ leadership structure.

Director Independence

Upon the completion of this offering, we anticipate that our Class A common stock will be listed on the New York Stock Exchange, or NYSE. Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. Under the rules of the NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

In September 2018, our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that, other than Messrs. Karanikolas and Mente, none of our directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of the NYSE. Our board of directors also determined that Mr. Stolzman, our audit committee chair, and Ms. Moser satisfy the independence standards for those committees established by applicable SEC rules and the rules of the NYSE. We intend to avail ourselves of the “controlled company” exemption under the corporate governance rules of NYSE, which exempts us from the requirement that we have a compensation committee or a nominating and corporate governance committee composed entirely of independent directors.

In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Controlled Company Exemption

Upon the completion of this offering, MMMK Development, Inc., an entity controlled by our co-chief executive officers, will continue to control a majority of the voting power represented by our common stock. As a result, we are a “controlled company” within the meaning of the corporate governance rules of NYSE. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. We intend to rely on the foregoing exemptions provided to controlled companies under the corporate governance rules of NYSE. Therefore, immediately following the consummation of this offering, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, or an entirely independent compensation committee, and may not perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on NYSE, we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors—Risks Relating to Our Class A Common Stock and this Offering—We have elected to take advantage of the “controlled company” exemption to the corporate governance rules of the NYSE, which could make our common stock less attractive to some investors or otherwise harm our stock price.”

Board Committees

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and the responsibilities described below.

Audit Committee

The members of our audit committee are Mr. Stolzman and Ms. Moser, each of whom is a non-employee member of our board of directors. Our audit committee chairman, Mr. Stolzman, is our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the rules of the NYSE. Our audit committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems. Our audit committee operates under a written charter that specifies its duties and responsibilities and satisfies the applicable listing standards of the NYSE.

Our audit committee will:

•	approve the hiring, discharging and compensation of our independent registered public accounting firm;

•	oversee the work of our independent registered public accounting firm;

•	approve engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;

•	review the qualifications, independence and performance of the independent registered public accounting firm;

•	review our consolidated financial statements and review our critical accounting policies and estimates;

•	develop procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

•	review the adequacy and effectiveness of our internal controls; and

•

review and discuss the scope and results of the audit with the independent registered public accounting firm and review, with management and the independent accountants, our interim and annual operating results.

Compensation Committee

The members of our compensation committee are Ms. Mullin and Mr. Stolzman, each of whom is a non-employee member of our board of directors. Ms. Mullin is the chairperson of our compensation committee. Our compensation committee oversees our compensation policies, plans and benefits programs. Our compensation committee operates under a written charter that specifies its duties and responsibilities and satisfies the applicable listing standards of the NYSE. The compensation committee will:

•	review and recommend policies relating to compensation and benefits of our officers and employees;

•	review and approve corporate goals and objectives relevant to compensation of our founders and co-chief executive officers and other senior officers;

•	evaluate the performance of our officers in light of established goals and objectives;

•	recommend compensation of our officers based on its evaluations; and

•	administer the issuance of stock options and other awards under our stock plans.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Messrs. Karanikolas and Mente. Mr. Karanikolas is the chairperson of our nominating and corporate governance committee. Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending nominees for election as directors. Our nominating and corporate governance committee operates under a written charter that specifies its duties and responsibilities and satisfies the applicable listing standards of the NYSE. The nominating and corporate governance committee will:

•	evaluate and make recommendations regarding the organization and governance of the board of directors and its committees;

•	assess the performance of members of the board of directors and make recommendations regarding committee and chair assignments;

•	recommend desired qualifications for board of directors membership and conduct searches for potential members of the board of directors; and

•	review and make recommendations with regard to our corporate governance guidelines. Our board of directors may from time to time establish other committees.

Director Compensation

The compensation paid to Messrs. Karanikolas and Mente in respect of their employment for 2018 is included in the Summary Compensation Table in the section captioned “Executive Compensation.” No cash or equity compensation was paid or provided to the directors affiliated with TSG in 2018.

Name	Fees earned or paid in cash	Option Awards($)	Total($)
Hadley Mullin	—	—	—
Jennifer Baxter Moser	—	—	—
Marc Stolzman(1)	$32,500	$10,000	$42,500

(1)

The amount reported in the “Option Awards” column represents the aggregate grant-date fair value of options granted to Mr. Stolzman in the year ended December 31, 2018, as computed in accordance with FASB ASC Topic 718, disregarding the effect of estimated forfeitures. As of December 31, 2018, options to purchase 18,205 Class A Units were outstanding, which will vest in full on June 12, 2019 or, if earlier, upon the consummation of a change in control, in each case subject to the director’s continued service through such date. The options have an exercise price of $11.60 per share Class A Unit. The amount reported in the “Fees earned or paid in cash” column represents $25,000 retainer for board service and $7,500 in committee fees. Upon the effectiveness of the Corporate Conversion on June 6, 2019, the options to purchase Class A Units of Revolve Group, LLC were converted into options to purchase Class B common stock of Revolve Group, Inc.

We have a practice of reimbursing directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board or committee meetings.

Our board of directors adopted an outside director compensation policy for all of our non-employee directors, other than those affiliated with TSG, effective on the date of this prospectus. This outside director compensation policy was developed, with input from our independent compensation consultant firm, Compensia, Inc., or Compensia, regarding practices and compensation level at comparable companies. It is designed to attract, retain, and reward non-employee directors.

Cash Compensation

Under the outside director compensation policy, our non-employee directors will be eligible to receive annual cash compensation for service on our board of directors and committees of our board of directors as follows subject to the limits in our 2019 Equity Incentive Plan:

•	$50,000 for service as a non-employee director;

•	$15,000 for service as chairperson of the audit committee;

•	$7,500 for service as a member of the audit committee;

•	$10,000 for service as chairperson of the compensation committee;

•	$5,000 for service as a member of the compensation committee;

•	$7,500 for service as chairperson of the nominating and corporate governance committee; and

•	$3,750 for service as a member of the nominating and corporate governance committee.

All cash payments to non-employee directors will be paid quarterly in arrears on a prorated basis.

Equity Compensation

Initial Awards. Subject to the limits in our 2019 Equity Incentive Plan, each person who first becomes a non-employee director (other than a person that ceases to be an employee of ours but remains a director of ours) on or following the effective date of the outside director compensation policy will be granted an initial award of restricted stock units covering a number of shares of our Class A common stock with a grant date value approximately equal to the grant date fair value described below, which grant will be effective on the first trading date on or after the date on which such person first becomes a non-employee director on or following the effective date of the outside director compensation policy, whether through election by our stockholders or appointment by our board of directors to fill a vacancy. The grant date fair value of each initial award will be either (1) $100,000 or (2) if the scheduled date of the next annual meeting of our stockholders that occurs following the grant of such initial award (or if the date of such annual meeting has not been scheduled, the one-year anniversary of the annual meeting of our stockholders that occurs before the date the initial award is granted) is within six months after the date the initial award is granted, $50,000. Each initial award will vest as to 100% of the restricted stock units on the earlier of (1) the one-year anniversary of the date of grant of the initial award or (2) the day prior to the date of the next annual meeting of our stockholders that occurs following the grant of such initial award, in each case, subject to continued service as a non-employee director through the applicable vesting date.

Annual Awards. Subject to the limits in our 2019 Equity Incentive Plan, each non-employee director will be automatically granted, on the date of each annual meeting of our stockholders following the effective date of the outside director compensation policy, an annual award of restricted stock units covering a number of shares of our Class A common stock with a grant date value of approximately $100,000, such grant subject to the non-employee director continuing in that capacity following the date of the annual meeting of our stockholders on which the annual award is granted. Each annual award will fully vest on the earlier of (1) the one-year anniversary of the date of grant of the annual award or (2) the day prior to the date of the next annual meeting of our stockholders that occurs following the grant of such annual award, in each case, subject to continued service as a non-employee director through the applicable vesting date.

In the event of a change in control, as defined in our 2019 Equity Incentive Plan, each non-employee director’s outstanding company equity awards will become fully vested and exercisable (if applicable).

We also will continue to reimburse our outside directors for reasonable, customary and documented expenses incurred in connection with their service on the board or any committee of the board.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that will apply to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions prior to the completion of this offering. Following this offering, a copy of the code will be posted on the investor section of our website. We intend to disclose any amendments to the code, or any waivers of the requirements of the code, on our website.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Ms. Mullin and Mr. Stolzman. None of the members of our compensation committee is an officer or employee of us. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee. None of the members of our compensation committee may be deemed to have an interest in certain transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Act that are disclosed in “Certain Relationships and Related Party Transactions,” which disclosure is hereby incorporated by reference in this section.

Limitation of Liability and Indemnification

Our certificate of incorporation and bylaws provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits us from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

As permitted by Delaware General Corporation Law, we have entered into indemnification agreements with each of our current directors, officers and some employees. These agreements provide for the indemnification of our directors, officers and some employees for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of us, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by or in the right of us or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

Although we believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors, the limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION

Our named executive officers, including our principal executive officers and the next two most highly compensated executive officers, as of December 31, 2018, were:

•	Michael Karanikolas, our co-chief executive officer and director;

•	Michael Mente, our co-chief executive officer and director;

•	David Pujades, our chief operating officer; and

•	Jesse Timmermans, our chief financial officer.

Summary Compensation Table

The following table provides information regarding the compensation earned by or paid to our named executive officers with respect to the years ended December 31, 2018 and December 31, 2017.

Name and Principal Position	Year	Salary($)	Bonus($)(1)	Option Awards($)(2)	All Other Compensation($)(3)	Total($)
Michael Karanikolas	2018	328,846	—	—	20,147	348,993
Co-Chief Executive Officer and Director	2017	300,000	—	—	20,147	320,147

Michael Mente	2018	328,846	—	—	3,892	332,738
Co-Chief Executive Officer and Director	2017	300,000	—	—	3,892	303,892

David Pujades	2018	423,077	157,000	—	12,731	592,808
Chief Operating Officer	2017	384,616	1,260,000	—	12,731	1,657,347

Jesse Timmermans	2018	296,154	225,000	—	17,822	538,976
Chief Financial Officer	2017	236,923	75,000	934,029	72,683	1,318,635

(1)	The amounts represent performance-based, discretionary bonuses.
(2)

The amounts reported in this column represent the aggregate grant-date fair value of options granted to Mr. Timmermans in the year ended December 31, 2017, computed in accordance with FASB ASC Topic 718, disregarding the effect of estimated forfeitures. These options were originally granted as options to purchase Class A Units of each of Twist Holdings, LLC and Revolve Group, LLC. The options to purchase Class A Units of Twist Holdings, LLC were converted into options to purchase Class A Units of Revolve Group, LLC as described below under “2018 Restructuring Transaction Option Adjustments.” The assumptions used in calculating the dollar amount recognized for financial statement reporting purposes of the options reported in this column are set forth in Note 11 to our consolidated financial statements included in this prospectus. Note that the amounts reported in this column reflect the accounting value for these options and do not correspond to the actual economic value that may be received by our named executive officers from the options. The options vest as provided in the table below captioned “Outstanding Equity Awards at December 31, 2018.” There were no options granted to our named executive officers in the year ended December 31, 2018. Upon the effectiveness of the Corporate Conversion on June 6, 2019, the options to purchase Class A Units of Revolve Group, LLC were converted into options to purchase Class B common stock of Revolve Group, Inc. as described below under “Description of Option Awards.”

(3)

The amounts represent the excess health care premium costs paid by us on behalf of our named executive officers as compared to the healthcare premium costs we paid for the majority of our employee base for similar coverage, and, in the case of Mr. Timmermans, also represent relocation expenses of $25,000 together with a tax gross-up of $29,861 in 2017.

Outstanding Equity Awards at December 31, 2018

The following table presents estimated information regarding outstanding equity awards held by our named executive officers as of December 31, 2018.

			Option Awards
Name	Vesting Commencement Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Prices ($)	Option Expiration Date
Michael Karanikolas	—		—	—	—	—
Michael Mente	—		—	—	—	—
David Pujades	8/30/2013	(1)	56,028	—	3.185199	8/30/2023
	8/30/2013	(1)	720,187	—	2.774427	8/30/2023
	2/9/2016	(2)	47,636	71,454	6.004737	2/9/2026
	2/9/2016	(2)	3,705	5,558	18.311825	2/9/2026
	8/15/2016	(2)	71,462	107,193	7.181299	8/15/2026
	8/15/2016	(2)	5,559	8,339	22.622340	8/15/2026
Jesse Timmermans	3/10/2017	(2)	47,636	190,546	8.543079	3/10/2027
	3/10/2017	(2)	3,706	14,824	7.667947	3/10/2027

(1)	This option vested as to approximately 60% of the underlying units upon grant and thereafter as to 33.33% of the remaining units annually on each of the first three anniversaries of December 31, 2012.
(2)

This option vests over five years, with 20% vesting on each of the first five anniversaries of the vesting commencement date of the option and will also vest in full upon the consummation of a change in control, in each case, subject to the executive’s continued service through such date, or upon certain qualifying terminations as described under “Executive Employment Arrangements.”

Description of Option Awards

All options are options to purchase Class A Units of Revolve Group, LLC, after giving effect to the restructuring transaction and the exchange of options to purchase Class A Units of Twist Holdings, LLC for options to purchase Class A Units of Revolve Group, LLC. See “2018 Restructuring Transaction Option Adjustments” below. Upon the effectiveness of the Corporate Conversion on June 6, 2019, outstanding options to purchase Class A Units of Revolve Group, LLC were converted into options to purchase Class B shares of common stock of Revolve Group, Inc. on the same basis as outstanding Class A Units were so converted, with exercise prices appropriately adjusted. Unless otherwise described in the notes to the Outstanding Equity Awards at December 31, 2018 table above, each option vests over five years, with 20% vesting on each of the first five anniversaries of the vesting commencement date of the option and will also vest in full upon the consummation of a change in control, in each case, subject to the executive’s continued service through such date, or upon certain qualifying terminations as described under the section captioned “—Executive Employment Arrangements.”

2018 Restructuring Transaction Option Adjustments

On March 15, 2018, in connection with the restructuring transaction pursuant to which Revolve Group, LLC issued Class T and Class A Units to its members in exchange for the Class T and Class A Units of Twist Holdings, LLC, all outstanding options to purchase Class A Units of Twist Holdings, LLC granted under the Twist Holdings, LLC 2013 Equity Incentive Plan, each of which we refer to as a Twist Option, were exchanged for options to purchase Class A Units of Revolve Group, LLC under the 2013 Plan, each of which we refer to as a Converted Option. The number of Revolve Group, LLC Class A units and the per unit exercise price of each Converted Option was adjusted from the underlying Twist Option by taking into account the implied values of Twist Holdings, LLC and Revolve Group, LLC as of immediately before the exchange and in a manner that did not result in an increase to the intrinsic value of the Converted Option.

Executive Employment Arrangements

Michael Karanikolas

We entered into an employment agreement with Mr. Karanikolas, our co-chief executive officer, in September 2018. The employment agreement provides for the severance and change in control benefits described below and supersedes any then-existing agreement or arrangement Mr. Karanikolas may have had with us, including any agreement that provided for severance and/or change in control payments or benefits. The employment agreement does not have a specific term and provides that Mr. Karanikolas is an at-will employee. Under the employment agreement, Mr. Karanikolas receives an annual base salary of $450,000.

If, within the period beginning three months before and ending six months after a change in control, Mr. Karanikolas’s employment is terminated by us other than for cause, death, or disability or he resigns for “good reason” (as such terms are defined in his employment agreement), he will be entitled to the following benefits:

•

a lump-sum payment equal to six months of his annual base salary as of immediately before his termination (or if the termination is due to a resignation for good reason based on a material reduction in base salary, then as of immediately before such reduction) or, if such amount is greater, as of immediately before the change in control;

•

a taxable lump-sum payment equal to aggregate cost of the premiums necessary to continue health insurance coverage for him and his eligible dependents under COBRA for six months (based on the COBRA premium rates in effect on the date of his termination), regardless of whether he or his eligible dependents elect continuation coverage under COBRA; and

•

100% accelerated vesting of all outstanding equity awards, and, with respect to equity awards with performance-based vesting, unless otherwise specified in the award agreements governing such equity awards, all performance goals or other vesting criteria will be deemed achieved at the greater of actual performance measured as of the date of termination or 100% of target levels.

The receipt of the payments and benefits above is conditioned on Mr. Karanikolas timely signing and not revoking a release of claims, returning all documents and property belonging to us, and resigning from all officer and director positions with us.

In addition, if any of the payments or benefits provided for under Mr. Karanikolas’s employment agreement or otherwise payable to Mr. Karanikolas would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and would be subject to the related excise tax, he would be entitled to receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to him. Mr. Karanikolas’s employment agreement does not require us to provide any tax gross-up payments to him.

Michael Mente

We entered into an employment agreement with Mr. Mente, our co-chief executive officer, in September 2018. The employment agreement provides for the severance and change in control benefits described below and supersedes any then-existing agreement or arrangement Mr. Mente may have had with us, including any agreement that provided for severance and/or change in control payments or benefits. The employment agreement does not have a specific term and provides that Mr. Mente is an at-will employee. Under the employment agreement, Mr. Mente receives an annual base salary of $450,000.

If, within the period beginning three months before and ending six months after a change in control, Mr. Mente’s employment is terminated by us other than for cause, death, or disability or he resigns for “good reason” (as such terms are defined in his employment agreement), he will be entitled to the following benefits:

•

a lump-sum payment equal to six months of his annual base salary as of immediately before his termination (or if the termination is due to a resignation for good reason based on a material reduction in base salary, then as of immediately before such reduction) or, if such amount is greater, as of immediately before the change in control;

•

a taxable lump-sum payment equal to aggregate cost of the premiums necessary to continue health insurance coverage for him and his eligible dependents under COBRA for six months (based on the COBRA premium rates in effect on the date of his termination), regardless of whether he or his eligible dependents elect continuation coverage under COBRA; and

•

100% accelerated vesting of all outstanding equity awards, and, with respect to equity awards with performance-based vesting, unless otherwise specified in the award agreements governing such equity awards, all performance goals or other vesting criteria will be deemed achieved at the greater of actual performance measured as of the date of termination or 100% of target levels.

The receipt of the payments and benefits above is conditioned on Mr. Mente timely signing and not revoking a release of claims, returning all documents and property belonging to us, and resigning from all officer and director positions with us.

In addition, if any of the payments or benefits provided for under Mr. Mente’s employment agreement or otherwise payable to Mr. Mente would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and would be subject to the related excise tax, he would be entitled to receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to him. Mr. Mente’s employment agreement does not require us to provide any tax gross-up payments to him.

David Pujades

We entered into an employment agreement with Mr. Pujades, our chief operating officer, in September 2018. The employment agreement provides for the severance and change in control benefits described below and supersedes any then-existing agreement or arrangement Mr. Pujades may have had with us, including any agreement that provided for severance and/or change in control payments or benefits. The employment agreement does not have a specific term and provides that Mr. Pujades is an at-will employee, except that if we wish to terminate his employment during the period beginning upon completion of this offering and ending on the expiration of the lock-up period, or the IPO Period, for reasons other than “cause” (as defined in his employment agreement), we must either provide notice to him of such termination and such termination must not to take effect until after the IPO Period has ended) or provide the applicable severance payments and benefits described below.

Under Mr. Pujades’s employment agreement, he receives an annual base salary of $424,000 and is eligible for an annual target bonus equal to 40% of his annual base salary. Mr. Pujades’s annual base salary was increased to $445,200 effective January 2019. If Mr. Pujades is terminated by us without “cause” (as defined in his employment agreement) during a performance period and before any annual bonus is paid, he will receive a prorated portion (based on the number of days he was employed during the performance period) of the actual bonus he would have received based on the achievement of the relevant performance metrics had he been employed through the payment date.

If, within the period beginning three months before and ending 12 months after a change in control, which we refer to as the Change in Control Period, Mr. Pujades’s employment is terminated by us other than for cause, death, or disability or he resigns for “good reason” (as such terms are defined in his employment agreement), he will be entitled to the following benefits:

•

a lump-sum payment equal to 100% of his annual base salary as of immediately before his termination (or if the termination is due to a resignation for good reason based on a material reduction in base salary, then as of immediately before such reduction) or, if such amount is greater, as of immediately before the change in control;

•

a taxable lump-sum payment equal to aggregate cost of the premiums necessary to continue health insurance coverage for him and his eligible dependents under COBRA for six months (based on the COBRA premium rates in effect on the date of his termination), regardless of whether he or his eligible dependents elect continuation coverage under COBRA; and

•

100% accelerated vesting of all outstanding equity awards, and, with respect to equity awards with performance-based vesting, unless otherwise specified in the award agreements governing such equity awards, all performance goals or other vesting criteria will be deemed achieved at the greater of actual performance measured as of the date of termination or 100% of target levels.

In addition, if Mr. Pujades’s employment is terminated by us other than for “cause,” death, or “disability” both (1) outside the Change in Control Period and (2) outside of the IPO Period, he will be eligible to receive the following payments and benefits:

•

continuing payments of his base salary as of immediately before his termination (or if the termination is due to a resignation for good reason based on a material reduction in base salary, then as of immediately before such reduction) for a period of six months; and

•

a taxable lump-sum payment equal to aggregate cost of the premiums necessary to continue health insurance coverage for him and his eligible dependents under COBRA for six months (based on the COBRA premium rates in effect on the date of his termination), regardless of whether he or his eligible dependents elect continuation coverage under COBRA.

If Mr. Pujades’s employment is terminated by us other than for “cause,” death, or “disability” both (1) outside the Change in Control Period and (2) during the period beginning upon the IPO Period, he will be eligible to receive the following payments and benefits:

•

the severance payments described above for a termination of his employment by us other than for “cause,” death, or “disability” both (1) outside the Change in Control Period and (2) outside of the IPO Period;

•

continuing payments of his base salary as of immediately before his termination (or if the termination is due to a resignation for good reason based on a material reduction in base salary, then as of immediately before such reduction) through the end of the IPO period;

•

a taxable lump-sum payment equal to aggregate cost of the premiums necessary to continue health insurance coverage for him and his eligible dependents under COBRA through the end of the IPO period (based on the COBRA premium rates in effect on the date of his termination), regardless of whether he or his eligible dependents elect continuation coverage under COBRA; and

•

accelerated vesting of his outstanding equity awards to the extent they would have vested as of the end of the IPO Period, with any unvested awards remaining outstanding until the earlier of the three-month anniversary of such termination and a change in control (with full vesting on such change in control).

The receipt of the payments and benefits above is conditioned on Mr. Pujades timely signing and not revoking a release of claims, returning all documents and property belonging to us, and resigning from all officer and director positions with us.

In addition, if any of the payments or benefits provided for under Mr. Pujades’s employment agreement or otherwise payable to Mr. Pujades would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and would be subject to the related excise tax, he would be entitled to receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to him. Mr. Pujades’s employment agreement does not require us to provide any tax gross-up payments to him.

Jesse Timmermans

We entered into an employment agreement with Mr. Timmermans, our chief financial officer, in September 2018. The employment agreement provides for the severance and change in control benefits described below and supersedes any then-existing agreement or arrangement Mr. Timmermans may have had with us, including any agreement that provided for severance and/or change in control payments or benefits. The employment agreement does not have a specific term and provides that Mr. Timmermans is an at-will employee.

Under Mr. Timmermans’s employment agreement, he receives an annual base salary of $300,000 and is eligible for an annual target bonus of $75,000. Mr. Timmermans’s annual base salary was increased to $350,000 effective January 2019. If Mr. Timmermans is terminated by us without “cause” (as defined in his employment agreement) during a performance period and before any annual bonus is paid, he will receive a prorated portion (based on the number of days he was employed during the performance period) of the actual bonus he would have received based on the achievement of the relevant performance metrics had he been employed through the payment date.

If, within the period beginning three months before and ending six months after a change in control, Mr. Timmermans’s employment is terminated by us other than for cause, death, or disability or he resigns for “good reason” (as such terms are defined in his employment agreement), he will be entitled to the following benefits:

•

a lump-sum payment equal to six months of his annual base salary as of immediately before his termination (or if the termination is due to a resignation for good reason based on a material reduction in base salary, then as of immediately before such reduction) or, if such amount is greater, as of immediately before the change in control;

•

a taxable lump-sum payment equal to aggregate cost of the premiums necessary to continue health insurance coverage for him and his eligible dependents under COBRA for six months (based on the COBRA premium rates in effect on the date of his termination), regardless of whether he or his eligible dependents elect continuation coverage under COBRA; and

•

100% accelerated vesting of all outstanding equity awards, and, with respect to equity awards with performance-based vesting, unless otherwise specified in the award agreements governing such equity awards, all performance goals or other vesting criteria will be deemed achieved at the greater of actual performance measured as of the date of termination or 100% of target levels.

The receipt of the payments and benefits above is conditioned on Mr. Timmermans timely signing and not revoking a release of claims, returning all documents and property belonging to us, and resigning from all officer and director positions with us.

In addition, if any of the payments or benefits provided for under Mr. Timmermans’s employment agreement or otherwise payable to Mr. Timmermans would constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code and would be subject to the related excise tax, he would be entitled to receive either full payment of such payments and benefits or such lesser amount that would result in no portion of the payments and benefits being subject to the excise tax, whichever results in the greater amount of after-tax benefits to him. Mr. Timmermans’s employment agreement does not require us to provide any tax gross-up payments to him.

Employee Benefit Plans

Revolve Group, LLC 2013 Equity Incentive Plan

We maintain the 2013 Plan, which was adopted by the board of managers of Revolve Group, LLC and approved by the members in March 2018. The 2013 Plan is a successor plan to each of the Twist Holdings, LLC 2013 Equity Incentive Plan (referenced above) and the prior equity incentive plan maintained by Revolve Group, LLC.

The 2013 Plan permits the grant of unit options, unit appreciation rights, awards of restricted or unrestricted units, restricted incentive units, performance awards, and other awards that are convertible into or otherwise based on Class A Units to employees, consultants, directors and advisors of ours or any of our subsidiaries. Following the effectiveness of the Corporate Conversion on June 6, 2019, each outstanding award granted under our 2013 Plan covers shares of our Class B common stock. The 2013 Plan will terminate prior to the completion of this offering as to the grant of future awards, and thereafter we will not grant any additional awards under the 2013 Plan. However, the 2013 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under the 2013 Plan.

Authorized Shares

As of March 31, 2019, the maximum aggregate number of Class A Units authorized for issuance under the 2013 Plan was 6,207,978 units, of which 1,077,476 units were available for grant as of March 31, 2019. For purposes of this limit, the number of Class A Units issued under the 2013 Plan will be determined net of units withheld in payment of the exercise price of an award or in satisfaction of tax withholding requirements with respect to an award and does not include any units underlying awards that are settled in cash, that otherwise expire or become unexercisable without having been exercised, or that are forfeited to or repurchased by us for cash. Units may be authorized but unissued, or reacquired Class A Units.

As of March 31, 2019, options to purchase 5,130,502 Class A Units were outstanding under the 2013 Plan.

Plan Administration

Our 2013 Plan has been administered by our board of managers or a committee appointed by it and following the completion of this offering, our 2013 Plan will be administered by our board of directors and our compensation committee. Subject to the provisions of our 2013 Plan, the administrator has the power to construe and interpret the 2013 Plan; determine eligibility for and grant awards; determine, modify or waive the terms and conditions of any award; accelerate the vesting or exercisability of awards; prescribe forms, rules and procedures; establish sub-plans for purposes of satisfying applicable blue sky, securities or tax laws of various jurisdictions; and otherwise do all things necessary to carry out the purposes of the 2013 Plan. The administrator may delegate (1) to one or more of its members such of its duties, powers and responsibilities as it may determine; (2) to one or more of our officers the power to grant rights or options; and (3) to such employees or other persons as it determines such ministerial tasks as it deems appropriate. The administrator’s determinations are conclusive and binding on all parties.

Stock Options

The exercise price per unit of all options must equal at least 100% of the fair market value per share of a Class A Unit on the grant date. The term of an option may not exceed ten years. Subject to the provisions of the 2013 Plan, the administrator determines all other terms of options, including vesting, any earlier termination of the option upon termination of service, and the method of payment of the exercise price of an option.

Unless the administrator provides otherwise, upon the termination of service of a participant’s service, the unvested portion of his or her option will immediately terminate, and the vested portion of his or her option will (1) immediately terminate if the termination of his or her service is in connection with an act or failure to act constituting cause (or his or her service could have been terminated for cause), (2) remain exercisable for six months if such termination was due to death or disability or (3) remain exercisable for 60 days in all other cases. An option may not be exercised later than the expiration of its term.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2013 Plan generally does not allow for the transfer of awards other than by will or the laws of descent or distribution.

Certain Adjustments

In the event of certain changes in our capitalization, the administrator will make appropriate adjustments to the number and kind of units, equity interests, or securities that may be delivered under our 2013 Plan and the number, kind, and price of units, equity interests, or securities covered by each outstanding award. Following the effectiveness of the Corporate Conversion on June 6, 2019, each outstanding award granted under our 2013 Plan will cover shares of our Class B common stock.

Covered Transactions

Our 2013 Plan provides that in the event of a covered transaction, as defined under the 2013 Plan, each outstanding award will be treated as the administrator determines.

Repurchase Rights; Forfeiture Events

Upon the termination of a participant’s service for any reason, we will have the right to repurchase the participant’s vested awards and any Class A Units acquired by the participant through the exercise of an award until 60 days from the date of termination (or in the case of Class A Units acquired through the exercise of an option, 60 days following the date that is six months and one day after exercise, if later). If the participant’s service is voluntarily terminated by the participant or terminated by us without cause, the repurchase price for the Class A Units or vested awards will be equal to their fair market value (in the case of unexercised awards, minus the aggregate exercise price of such awards). If the participant’s service is terminated for cause, the repurchase price for the Class A Units or vested awards will be the lesser of their fair market value at the time of termination or the exercise price paid by the participant.

The administrator may cancel, rescind, withhold or otherwise limit or restrict any award at any time if the participant is not in compliance with all applicable provisions of the award agreement, the 2013 Plan, and such participant’s employment agreement or if the participant breaches any agreement with us or our affiliates with respect to non-competition, non-solicitation or confidentiality.

Amendment, Termination

The administrator has the authority to amend the 2013 Plan or any award granted under the 2013 Plan or to terminate the 2013 Plan at any time, but any such amendment to an award may not materially and adversely affect the rights of any participant under such award without his or her consent, unless the administrator expressly reserved the right to do so at the time the award was granted.

2019 Equity Incentive Plan

In September 2018, the board of directors adopted the 2019 Equity Incentive Plan, or the 2019 Plan. The 2019 Plan became effective on the date of this prospectus. We do not expect to use the 2019 Plan until after the completion of this offering. Our 2019 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, consultants, and members of our board of directors and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares

A total of 4,500,000 shares of our Class A common stock are reserved for issuance pursuant to the 2019 Plan, plus a number of shares of Class A common stock equal to the number of shares of our Class B common stock subject to stock options, restricted stock units, or similar awards granted under our 2013 Plan that, on or after the effectiveness of the registration statement of which this prospectus forms a part, expire or otherwise terminate without having been exercised in full, are tendered to or withheld by us for payment of an exercise price or for tax withholding obligations, or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to our 2019 Plan from the 2013 Plan is 5,171,004 shares). The number of shares that will be available for issuance under our 2019 Plan also will include an annual increase on the first day of each fiscal year beginning in 2020, equal to the least of:

•	6,900,000 shares;

•	5% of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding year; and

•	such other amount as our board of directors may determine.

The shares may be authorized, but unissued or reacquired shares of Class A common stock.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance units, or performance shares, is forfeited to or repurchased due to failure to vest, the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) will become available for future grant or sale under our 2019 Plan. With respect to stock appreciation rights, only the net shares actually issued will cease to be available under our 2019 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under our 2019 Plan. Shares that have actually been issued under our 2019 Plan under any award will not be returned to our 2019 Plan and will not become available for future distribution under the Plan; provided, however, that if shares issued pursuant to awards of restricted stock, restricted stock units, performance shares, or performance units are repurchased or forfeited, such shares will become available for future grant under our 2019 Plan. Shares used to pay the exercise price of an award or satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2019 Plan. To the extent an award is paid out in cash rather than shares, such cash payment will not result in a reduction in the number of shares available for issuance under our 2019 Plan.

Plan Administration

Our board of directors and compensation committee have full but non-exclusive authority to administer our 2019 Plan. In addition, if desirable, we may structure transactions under our 2019 Plan to be exempt under Rule 16b-3 of the Exchange Act. Subject to the provisions of our 2019 Plan, the administrator will have the power to administer our 2019 Plan and make all determinations deemed necessary or advisable for administering our 2019 Plan, including, but not limited to, the power to:

•	interpret the terms of our 2019 Plan and awards granted under it;

•	select the eligible employees, consultants, and directors who receive awards;

•	create, amend and revoke rules relating to our 2019 Plan, including creating sub-plans;

•	determine the terms of the awards, including the exercise price and fair market value of a share of our Class A common stock, the number of shares subject to an award, the exercisability of awards,

forfeiture or other restrictions to which the awards are subject, and the form of consideration, if any, payable by the participant upon exercise;

•	amend existing awards;

•

institute and determine the terms of an exchange program by which (1) outstanding awards are surrendered or cancelled in exchange for awards of the same type which may have a higher or lower exercise price and/or different terms, awards of a different type and/or cash, (2) participants have the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, or (3) the exercise price of an outstanding award is increased or reduced; and

•	make all other determinations necessary or advisable for administering our 2019 Plan.

The administrator’s decisions, interpretations, and other actions will be final and binding on all participants.

Stock Options

We may grant stock options under our 2019 Plan. The per share exercise price of options granted under our 2019 Plan must be equal to at least the fair market value of a share of our Class A common stock on the grant date of the award. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of stock of ours or any of our parent or subsidiary corporations, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value of a share of our Class A common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other property acceptable to the administrator, as well as other types of consideration permitted by applicable law. After the termination of service of a participant, he or she may exercise his or her option for the period of time stated in his or her option agreement. Subject to the provisions of our 2019 Plan, the administrator determines the other terms of options, including any vesting and exercisability requirements, and earlier termination of the award upon the participant’s termination of service.

Stock Appreciation Rights

We may grant stock appreciation rights under our 2019 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our Class A common stock between the grant date and the exercise date. Stock appreciation rights may not have a term exceeding ten years. After the termination of service of the participant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her agreement. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2019 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our Class A common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock

We may grant restricted stock under our 2019 Plan. Restricted stock awards, including restricted stock awards that are granted in respect of an early exercise of an option, are grants of shares of our Class A common stock that may be subject to various restrictions, including restrictions on transferability and forfeiture provisions. The administrator will determine the number of shares of restricted stock granted to any participant and, subject to the provisions of our 2019 Plan, will determine the terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units

We may grant restricted stock units under our 2019 Plan. Restricted stock units are bookkeeping entries with each unit representing an amount equal to the fair market value of one share of our Class A common stock. Subject to the provisions of our 2019 Plan, the administrator determines the terms and conditions of restricted stock units, including any vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Once a restricted stock unit has vested, the participant will be entitled to receive a payout in cash, shares of our Class A common stock, or a combination of both.

Performance Units and Performance Shares

We may grant performance units and performance shares under our 2019 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The administrator may set performance objectives based on the achievement of company-wide, divisional, business unit, or individual goals (such as continued employment or service), applicable federal or state securities laws, or any other basis determined by the administrator in its discretion. After the grant of a performance unit or performance share, the administrator will have the discretion to reduce or waive any performance criteria or other vesting provisions for such performance units or performance shares. Performance units will have an initial dollar value established by the administrator on or prior to the grant date. Performance shares will have an initial value equal to the fair market value of the underlying shares of our Class A common stock on the grant date. The administrator will have the discretion to pay earned performance units or performance shares in the form of cash, in shares of our Class A common stock, or in some combination thereof.

Non-Employee Directors

Our 2019 Plan provides that all non-employee directors will be eligible to receive all types of awards available under the 2019 Plan (except incentive stock options). Our 2019 Plan provides that cash compensation and the aggregate grant date fair value (determined in accordance with GAAP) of equity awards that are paid, issued, or granted to a non-employee director in any fiscal year collectively may not exceed $500,000. Any cash compensation paid or equity awards granted to a person for his or her services as an employee, or for his or her services as a consultant (other than as a non-employee director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors.

Non-Transferability of Awards

Unless the administrator provides otherwise, our 2019 Plan generally does not allow for the transfer of awards, other than by the laws of descent or distribution and only the recipient of an award will be able to exercise an award during his or her lifetime.

Certain Adjustments

In the event of any dividend or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of our shares or other securities, or other change in our corporate structure affecting our shares, in order to prevent diminution or enlargement of the benefits or potential benefits available under our 2019 Plan, the administrator will adjust the number and class of shares that may be delivered under our 2019 Plan or the number, class and price of shares covered by each outstanding award, and the numerical share limits which are described in the section above captioned “—Authorized Shares.”

Liquidation or Dissolution

In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable, and all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control

Our 2019 Plan provides that in the event of a merger or change in control, as defined under our 2019 Plan, each outstanding award will be treated as the administrator determines, without a requirement to obtain a participant’s consent. The administrator will not be required to treat all awards, all awards held by a participant, or all awards of the same type, similarly.

In the event that a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction, unless specifically provided for otherwise under the applicable award agreement written agreement with the participant. The award will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not assumed or substituted, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

In addition, in the event of a change in control, each non-employee director’s options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and restricted stock units will lapse and, with respect to awards with performance-based vesting, unless specifically provided otherwise under an award agreement, a policy of ours that applies to the non-employee director, or any other written agreement with the non-employee director, all performance goals or other applicable vesting requirements will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Forfeiture and Clawback

All awards granted under our 2019 Plan will be subject to recoupment under any clawback policy that we are required to adopt under applicable law. In addition, the administrator may provide in an award agreement that the recipient’s rights, payments, and benefits with respect to such award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of specified events any accounting restatement, the recipient of an award will be required to repay a portion of the proceeds received in connection with the settlement of an award earned or accrued under certain circumstances.

Amendment or Termination

The administrator has the authority to amend, suspend or terminate our 2019 Plan provided such action does not impair the existing rights of any participant. Our 2019 Plan automatically will terminate in 2029, unless we terminate it sooner.

2019 Employee Stock Purchase Plan

In September 2018, the board of directors adopted the 2019 Employee Stock Purchase Plan, or the ESPP. Our ESPP is effective on the date of this prospectus. However, no offering period or purchase period under our ESPP will begin unless and until determined by our board of directors.

Our ESPP includes a component that is intended to qualify as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended, referred to as the 423 Component, and a component that does not comply with Section 423, referred to as the Non-423 Component. Except as otherwise provided in the ESPP, the Non-423 Component will operate and be administered in the same manner as the 423 Component. For purposes of this disclosure, a reference to the “ESPP” means the 423 Component.

Authorized Shares

A total of 1,400,000 shares of our Class A common stock are available for purchase under our ESPP. The number of shares of our Class A common stock that are available for purchase under our ESPP also will include an annual increase on the first day of each fiscal year beginning with the fiscal year following the fiscal year in which the first offering period enrollment date (if any) occurs, equal to the least of:

•	1,400,000 shares of our Class A common stock;

•	1% of the outstanding shares of all classes of our common stock as of the last day of the immediately preceding fiscal year; and

•	such other amount as the administrator of the ESPP may determine.

Plan Administration

Our board of directors and compensation committee have full but non-exclusive authority to administer our ESPP. The administrator has full and exclusive discretionary authority to construe, interpret, and apply the terms of our ESPP, to determine eligibility to participate in our ESPP (subject to the conditions of our ESPP, as described below) to delegate ministerial duties to any of our employees, to designate separate offerings under our ESPP, to designate our subsidiaries and affiliates as participating in our ESPP, to determine eligibility, to adjudicate all disputed claims filed under our ESPP and to establish procedures that it deems necessary or advisable for the administration of our ESPP, including, but not limited to, adopting such procedures and sub-plans as are necessary or appropriate to permit participation in our ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions, and determinations will be final and binding on all participants to the full extent permitted by law.

Eligibility

Generally, any of our employees are eligible to participate if they are customarily employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year.

However, an employee may not be granted an option to purchase shares of our Class A common stock under our ESPP if such employee:

•	immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase shares of our stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of shares of our stock for each calendar year.

Offering Periods and Purchase Periods

Our ESPP includes a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our ESPP. No offerings have been authorized to date by our board of directors under our ESPP. If our board of directors authorizes an offering period under our ESPP, our board of directors will be authorized to establish the duration of offering periods and purchase periods, including the starting and ending dates of offering periods and purchase periods, provided that no offering period may have a duration exceeding 27 months.

Contributions

Our ESPP permits participants to purchase shares of our Class A common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of their eligible compensation, up to an amount determined by the administrator. A participant may purchase a maximum number of shares of our Class A common stock during a purchase period, as determined by the administrator prior to the enrollment date of the offering period that contains that purchase period.

Exercise of Purchase Right

If our board of directors authorizes an offering and purchase period under our ESPP, amounts contributed and accumulated by the participant during any offering period will be used to purchase shares of our Class A common stock at the end of each purchase period established by our board of directors. The purchase price of the shares will be determined by the administrator. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our Class A common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability

A participant may not transfer rights granted under our ESPP other than by will, the laws of descent and distribution, or as otherwise provided under our ESPP.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under our ESPP, the administrator will make adjustments to the number and class of shares that may be delivered under our ESPP and/or the purchase price per share and number of shares covered by each option under our ESPP that has not yet been exercised, and the numerical share limits under our ESPP. In the event of our proposed dissolution or liquidation, any offering period then in progress will be shortened by setting a new exercise date and all awards will terminate immediately prior to the completion of the transaction, unless the administrator determines otherwise. Prior to the new exercise date, the administrator will provide notice to participants that the exercise date has been changed to the new exercise date and that the participant’s option will be exercised automatically unless the participant already has withdrawn from the offering period.

Merger or Change in Control

Our ESPP provides that in the event of a merger or change in control, as defined under our ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment or Termination

The administrator has the authority to amend, suspend, or terminate our ESPP, except that, subject to certain exceptions described in our ESPP, no such action may adversely affect any outstanding rights to purchase shares of our Class A common stock under our ESPP. Our ESPP automatically will terminate in 2029, unless we terminate it sooner.

Executive Incentive Compensation Plan

The board of directors has adopted an Executive Incentive Compensation Plan, or the Incentive Compensation Plan. Our Incentive Compensation Plan allows us to grant incentive awards, generally payable in cash, to employees selected by the administrator of the Incentive Compensation Plan, including our named executive officers, based upon performance goals established by the administrator.

Under our Incentive Compensation Plan, the administrator determines the performance goals applicable to any award, which goals may include, without limitation, (1) revenue, (2) operating income, (3) earnings (including, but not limited to, earnings before interest, taxes, depreciation, and amortization), (4) marketing efficiency, (5) segment and/or division revenue, (6) Company brand penetration, (7) individual performance, (8) gross margin, (9) return on investment capital, (10) budget management, (11) earnings per share, (12) cash flow, (13) net income, (14) conversion, (15) units per transaction, (16) average dollar sale, (17) customer service metrics, (18) shrinkage and/or inventory control, (19) management of expenses (including, but not limited to, labor or payroll expenses), (20) operational efficiency, (21) safety, (22) return on invested capital, (23) inventory turn, (24) total shareholder return, (25) cash flow growth, and (26) other subjective or objective criteria. The performance goals may differ from participant to participant and from award to award.

A committee appointed by our board of directors (which, until our board of directors determines otherwise, will be our compensation committee) administers our Incentive Compensation Plan. The administrator of our Incentive Compensation Plan may, in its sole discretion and at any time, increase, reduce or eliminate a participant’s actual award, and/or increase, reduce or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the discretion of the administrator. The administrator may determine the amount of any increase, reduction or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards generally will be paid in cash (or its equivalent) only after they are earned, and, unless otherwise determined by the administrator, to earn an actual award a participant must be employed by us through the date the actual award is paid. The administrator reserves the right to settle an actual award with a grant of an equity award under our then-current equity compensation plan, which equity award may have such terms and conditions, including vesting, as the administrator determines. Payment of awards occurs as soon as practicable after they are earned, but no later than the dates set forth in our Incentive Compensation Plan.

Our board of directors and the administrator have the authority to amend, suspend or terminate our Incentive Compensation Plan, provided such action does not impair the existing rights of any participant with respect to any earned awards.

401(k) Plan

We maintain a tax-qualified 401(k) retirement plan that provides eligible employees with an opportunity to save for retirement on a tax-advantaged basis. Eligible employees with an entry date first occurring on or after May 1, 2018 are automatically enrolled in the 401(k) plan. Participants may defer up to 90% of their eligible compensation, within the limits prescribed by the Code. We do not match participant contributions to the plan. The 401(k) plan also permits us to make discretionary contributions to the 401(k) plan for the benefit of eligible participants. All participants’ interests in any employer nonelective contributions and discretionary matching contributions under our 401(k) Plan vest beginning in the second year after the contribution is made and in equal installments thereafter so that such contributions are 100% vested in the sixth year after such contributions are made. Pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participants’ directions. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan, and all contributions are deductible by us when made. The 401(k) plan also permits contributions to be made on a post-tax basis for those employees participating in the Roth 401(k) plan component.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2016 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors, promoters or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus captioned “Executive Compensation.”

Related Party Transaction Policy

We have adopted a formal, written policy that our executive officers, directors (including director nominees), holders of more than 5% of any class of our voting securities and any member of the immediate family of or any entities affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us without the prior approval or, in the case of pending or ongoing related party transactions, ratification of our audit committee. For purposes of our policy, a related party transaction is a transaction, arrangement or relationship where we were, are or will be involved and in which a related party had, has or will have a direct or indirect material interest.

Certain transactions with related parties, however, are excluded from the definition of a related party transaction including, but not limited to:

•	transactions involving the purchase or sale of products or services in the ordinary course of business, not exceeding $120,000;

•	transactions where a related party’s interest derives solely from his or her service as a director of another entity that is a party to the transaction;

•	transactions where a related party’s interest derives solely from his or her ownership of less than 10% of the equity interest in another entity that is a party to the transaction; and

•	transactions where a related party’s interest derives solely from his or her ownership of a class of our equity securities and all holders of that class received the same benefit on a pro rata basis.

No member of the audit committee may participate in any review, consideration or approval of any related party transaction where such member or any of his or her immediate family members is the related party. In approving or rejecting the proposed agreement, our audit committee shall consider the relevant facts and circumstances available and deemed relevant by the audit committee, including, but not limited to:

•	the benefits and perceived benefits to us;

•	the materiality and character of the related party’s direct and indirect interest;

•	the availability of other sources for comparable products or services;

•	the terms of the transaction; and

•	the terms available to unrelated third parties under the same or similar circumstances.

In reviewing proposed related party transactions, the audit committee will only approve or ratify related party transactions that are in, or not inconsistent with, the best interests of us and our stockholders.

The transactions described below were consummated prior to our adoption of the formal, written policy described above, and therefore the foregoing policies and procedures were not followed with respect to the transactions. However, we believe that the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Reorganization

In March 2018, we completed a reorganization transaction pursuant to which Revolve Group, LLC issued Class T and Class A Units to its members in exchange for the Class T and Class A Units of Twist Holdings, LLC. Following the reorganization, Revolve Group, LLC holds all of the outstanding units of Twist Holdings, LLC.

Corporate Conversion and Repurchase

We previously operated as a Delaware limited liability company under the name Revolve Group, LLC. In connection with this offering, Revolve Group, LLC converted into a Delaware corporation pursuant to a statutory conversion and changed its name to Revolve Group, Inc. As required by the LLC Agreement, the Corporate Conversion was approved by the requisite number of outstanding units of Revolve Group, LLC.

In connection with the Corporate Conversion, holders of Class T and Class A Units of Revolve Group, LLC, received shares of our Class B common stock. We will repurchase from TSG and Capretto an aggregate of 2,400,960 shares of our Class B common stock. For more information, see the section captioned “Corporate Conversion.”

Limited Liability Company Agreement of Revolve Group, LLC

We are party to the LLC Agreement with our current members. The LLC Agreement terminated upon the Corporate Conversion. Under the terms of the LLC Agreement, Class A Unit holders were entitled to designate three individuals to serve on our board of managers, while Class T Unit holders were entitled to designate two individuals to serve on our board of managers. Pursuant to this provision, the Class A Unit holders designated Messrs. Karanikolas and Mente, and the Class T Unit holders designated Ms. Mullin and Ms. Moser to the board of managers.

Registration Rights Agreement

We entered into a registration rights agreement with the holders of Class T and Class A Units of Revolve Group, LLC, which includes the beneficial holders of more than 5% of our capital stock and certain of our directors and officers. The registration rights agreement will provide right to request, following this offering, that their shares of common stock be registered for resale in certain circumstances. Following this offering, the holders of 56,664,523 shares of our common stock or their transferees are entitled to rights with respect to the registration of their shares under the Securities Act. For a description of these registration rights, see “Description of Capital Stock-Registration Rights.”

Management Agreement

In December 2012 we entered into a management agreement with TSG6 Management, LLC, or TSG Management, pursuant to which TSG Management agreed to provide certain financial operational and other consulting and advisory services to us. Pursuant to the management agreement, we agreed to pay an advisory fee of $300,000 per calendar year and reimburse TSG Management for all reasonable out-of-pocket expenses incurred in connection with TSG Management’s services under the management agreement. We also agreed to indemnify TSG Management and its affiliates from and against all actions, causes of action, suits, claims, liabilities, losses, damages and costs and expenses, including reasonable attorneys’ fees and expenses, incurred by TSG Management relating to the management agreement and the services provided by TSG Management. The management agreement will be terminated upon the closing of the offering. In connection with such termination, we will pay TSG Management a $300,000 fee.

Directed Share Program

At our request, the underwriters have reserved up to 588,235 shares of our Class A common stock, or 5% of the shares offered by this prospectus, for sale at the initial public offering price to individuals through a directed share program, including our directors, executive officers and employees, as well as friends and family members of our executive officers and certain members of senior management, and persons with whom we have a business relationship, to the extent permitted by local securities laws. Any such shares purchased by our executive officers, directors or employees will be subject to a 180-day lock-up restriction. See the section captioned “Underwriters” for more information.

Other Transactions

In 2016, we advanced amounts totaling $132,796 for personal expenses incurred by Michael Mente, our co-chief executive officer, in connection with various company events. Mr. Mente repaid the outstanding balance of the payments for his personal expenses on September 12, 2018.

We have entered into employment and other agreements with certain of our executive officers that, among other things, provide for certain severance and/or change of control benefits. For a description of agreements with our named executive officers, see the section captioned “Executive Compensation—Executive Employment Arrangements” and “—Description of Option Awards” above.

We have granted stock options to certain of our executive officers. For a description of options granted to our named executive officers, see “Executive Compensation.”

We have entered into indemnification agreements with our directors and executive officers. For a description of these agreements, see the section captioned “Management—Limitation of Liability and Indemnification Matters.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of March 31, 2019 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of the named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling stockholders.

The percentage of beneficial ownership prior to the offering shown in the table is based upon no shares of Class A common stock and 65,488,053 shares of Class B common stock outstanding as of March 31, 2019, after giving effect to the Corporate Conversion and the repurchase of 2,400,960 shares of Class B common stock from TSG and Capretto. The percentage of beneficial ownership after this offering shown in the table is based on 11,764,706 shares of Class A common stock and 56,664,523 shares of Class B common stock outstanding after the closing of this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules take into account shares of Class A common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before the 60th day after March 31, 2019. These shares are deemed to be outstanding and beneficially owned by the person holding those options or a warrant for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. The table does not give effect to any shares that may be acquired by our directors or executive officers pursuant to the directed share program.

Except as otherwise noted below, the address for each person or entity listed in the table is c/o Revolve Group, Inc., 16800 Edwards Road, Cerritos, California 90703.

	Beneficial ownership Prior to the Offering			Shares being Offered Shares	Beneficial ownership after the offering
	Class B		Voting(1)		Class A		Class B		Voting
Name	Shares	%	%		Shares	%	Shares	%	%
5% Stockholders
MMMK Development, Inc.(2)	39,857,706	60.9	60.9	1,176,471	—	—	38,681,235	68.3	66.9
TSG6, L.P.(3)	22,242,073	34.0	34.0	7,055,006	—	—	15,187,067	26.8	26.3
NEOs and Directors
Michael Karanikolas(4)	39,857,706	60.9	60.9	1,176,471	—	—	38,681,235	68.3	66.9
Michael Mente(5)	40,793,037	62.3	62.3	1,176,471	—	—	39,616,566	69.9	68.5
Jennifer Moser	—	—	—	—	—	—	—	—	—
Hadley Mullin	—	—	—	—	—	—	—	—	—
Marc Stolzman	—	—	—	—	—	—	—	—	—
David Pujades(6)	154,033	*	*	—	—	—	154,033	*	*
Jesse Timmermans(7)	102,685	*	*	—	—	—	102,685	*	*
All Executive Officers & Directors as a Group (7 persons)(8)	41,049,755	62.4	62.7	1,176,471	—	—	39,873,284	70.0	68.9
Selling Stockholders
Capretto, LLC(9)	1,309,761	2.0	2.0	392,928	—	—	916,833	1.6	1.6
Gerona, Raissa(10)	344,521	*	*	46,767	—	—	297,754	*	*
Lee, Candace(11)	433,505	*	*	46,767	—	—	386,738	*	*
Moseley, Mitch(12)	344,521	*	*	46,767	—	—	297,754	*	*
Nguyen, Son(13)	207,851	*	*	58,824	—	—	149,027	*	*

*	Represents beneficial ownership or voting power of less than 1%.
(1)

Percentage total voting power represents voting power with respect to all outstanding shares of our Class A common stock and Class B common stock, voting as a single class. Each holder of Class A common stock shall be entitled to one per share of Class A common stock and each holder of Class B common stock shall be entitled to 10 votes per share of Class B common stock. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our certificate of incorporation. The Class B common stock is convertible at any time by the holder into shares of Class A common stock on a share-for-share basis.

(2)

Michael Karanikolas and Michael Mente, our co-chief executive officers and directors, are the directors and shareholders of MMMK Development, Inc. and share voting and dispositive power over the shares held by MMMK Development, Inc. The address for MMMK Development, Inc. is 16800 Edwards Road, Cerritos, California 90703.

(3)

The beneficial ownership of TSG6, L.P. following completion of this offering reflects the anticipated repurchase by us of 2,352,941 shares of Class B common stock and includes 800,236 shares held for the benefit of co-investors over which TSG6 Management, LLC (“TSG6 Management”), the general partner of TSG6, L.P., has sole voting and dispositive power. Voting and investment decisions are made by managing members of TSG6 Management. The address of TSG6 L.P. and TSG6 Management is c/o TSG Consumer Partners, LLC, 600 Montgomery Street, Suite 2900, San Francisco, California 94111.

(4)	Consists of 39,857,706 shares of Class B common stock held of record by MMMK Development, Inc. See footnote (2) regarding Mr. Karanikolas’ relationship with MMMK Development, Inc.
(5)

Consists of (a) 39,857,706 shares of Class B common stock held of record by MMMK Development, Inc. and (b) 935,331 shares of Class B common stock held of record by Mr. Mente. See footnote (2) regarding Mr. Mente’s relationship with MMMK Development, Inc.

(6)	Consists of options to purchase 154,033 of Class B common stock that are exercisable within 60 days of March 31, 2019.
(7)	Consists of options to purchase 102,685 of Class B common stock that are exercisable within 60 days of March 31, 2019.
(8)	Includes 256,718 shares of Class B common stock issuable upon exercise of options that are exercisable within 60 days of March 31, 2019.
(9)

Consists of 1,309,761 shares of Class B common stock held of record by Capretto LLC, which reflects the repurchase by us of 48,019 shares of Class B common stock following the completion of this offering. Elyse Walker and David Walker are the members of Capretto LLC and share voting and dispositive power over the shares held by Capretto LLC. The address for this entity is 15306 Antioch Street, Pacific Palisades, California 90272.

(10)

Consists of (a) 311,777 shares of Class B common stock held of record by Ms. Gerona and (b) options to purchase 32,744 shares of Class B common stock that are exercisable within 60 days of March 31, 2019.

(11)

Consists of (a) 311,777 shares of Class B common stock held of record by Ms. Lee and (b) options to purchase 121,728 shares of Class B common stock that are exercisable within 60 days of March 31, 2019.

(12)

Consists of (a) 311,777 shares of Class B common stock held of record by Mr. Moseley and (b) options to purchase 32,744 shares of Class B common stock that are exercisable within 60 days of March 31, 2019.

(13)	Consists of 207,851 shares of Class B common stock held of record by Mr. Nguyen.

DESCRIPTION OF CAPITAL STOCK

This section provides a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 1,135,000,000 shares, of which 1,000,000,000 shares are designated Class A common stock, par value $0.001 per share, 125,000,000 shares are designated Class B common stock, par value $0.001 per share, and 10,000,000 shares are designated preferred stock, par value $0.001 per share.

As of March 31, 2019, after giving effect to the Corporate Conversion, there were no shares of Class A common stock and an aggregate of 65,488,053 shares of Class B common stock.

Common Stock

Outstanding Shares

Based on 65,488,053 shares of Class B common stock outstanding as of March 31, 2019 after giving effect to the Corporate Conversion, the repurchase of 2,400,960 shares of Class B common stock from TSG and Capretto and the issuance of 11,764,706 shares of Class A common stock in this offering, and assuming no exercise of the underwriters’ option to purchase additional shares, there will be 11,764,706 shares of Class A common stock and 56,664,523 shares of Class B common stock outstanding upon the closing of this offering. As of March 31, 2019, we had no record holders of our Class A common stock and eight record holders of our Class B common stock.

Voting Rights

We currently have two classes of authorized common stock, Class A common stock and Class B common stock. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our certificate of incorporation.

Delaware law could require holders of Class A common stock or Class B common stock to vote separately as a single class in the following circumstances:

•

if we were to seek to amend our certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and

•

if we were to seek to amend our certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Holders of our Class A common stock and Class B common stock are not entitled to cumulative voting in the election of directors, which means that the holders of a majority of the voting power of our Class A common stock and Class B common stock, voting together as a single voting class, will be entitled to elect all of the directors standing for election, if they so choose.

After this offering, our existing stockholders, all of which hold shares of Class B common stock, will collectively beneficially own shares representing approximately 98% of the voting power of our outstanding capital stock following the completion of this offering. MMMK Development, Inc., an entity controlled by our co-chief executive officers, will control approximately 67% of the voting power of our outstanding capital stock. Because of our dual class structure, we anticipate that, for the foreseeable future our co-chief executive officers will continue to be able to control all matters submitted to our stockholders for approval, including the election and removal of directors.

Conversion

Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, except for certain transfers described in our certificate of incorporation, including, without limitation, transfers for tax and estate planning purposes, so long as the transferring holder of Class B common stock continues to hold exclusive voting and dispositive power with respect to the shares transferred.

All shares of Class B common stock will convert automatically into shares of Class A common stock on the date on which the Class B common stock ceases to represent at least 5% of our outstanding common stock.

Once converted into a share of Class A common stock, a converted share of Class B common stock will not be reissued. Following the conversion of all outstanding shares of Class B common stock, no further shares of Class B common stock will be issued.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our Class A common stock and Class B common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. For more information see “Dividend Policy.” If a dividend is paid in the form of Class A common stock or Class B common stock, then holders of Class A common stock shall receive Class A common stock and holders of Class B common stock shall receive Class B common stock.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our Class A common stock and Class B common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Except as described above, holders of Class A common stock and Class B common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Class A common stock or Class B common stock. The rights, preferences and privileges of the holders of Class A common stock and Class B common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of Class B common stock are, and the shares of Class A common stock to be issued pursuant to this offering, when paid for, will be fully paid and nonassessable.

Preferred Stock

Upon closing of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock. Notwithstanding the foregoing, our board of directors has the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class A common stock or Class B common stock. The issuance of preferred stock could adversely affect the voting power of holders of Class A common stock and Class B common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing change in our control or other corporate action.

Options

As of March 31, 2019 options to purchase an aggregate of 5,130,502 shares of our Class B common stock were outstanding under the 2013 Plan.

Registration Rights

Following the closing of this offering, the holders of 56,664,523 shares of Class B common stock, or their transferees, have the right to require us to register the offer and sale of their shares, which we refer to as registration rights.

Demand Registration Rights

At any time after six months after the date of this prospectus the holders of at least a majority of the shares having demand registration rights have the right to demand that we use best efforts to file a registration statement for the registration of the offer and sale of at least such number of shares with anticipated offering proceeds in excess of $25.0 million. We are only obligated to file up to three registration statements, and only two registration statements on Form S-1, in connection with the exercise of demand registration rights by the holders of a majority of the Class B common stock outstanding immediately prior to the date of this prospectus. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances and our ability to defer the filing of a registration statement with respect to an exercise of such demand registration rights for up to 90 days under certain circumstances.

Form S-3 Registration Rights

At any time after we are qualified to file a registration statement on Form S-3, a stockholder with registration rights shall have the right to demand that we file a registration statement on Form S-3 so long as the aggregate number of shares to be offered and sold under such registration statement on Form S-3 is at least $50.0 million. These investor registration rights are subject to specified conditions and limitations, including our ability to defer the filing of a registration statement with respect to an exercise of such Form S-3 registration rights for up to 90 days under certain circumstances.

Piggyback Registration Rights

At any time after the closing of this offering, if we propose to register the offer and sale of any of our securities under the Securities Act either for our own account or for the account of other stockholders, a stockholder with registration rights will have the right, subject to certain exceptions, to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances.

Expenses of Registration

We will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, other than underwriting discounts and selling commissions.

Termination

The registration rights terminate upon the earliest of (1) the date that is three years after the closing of this offering, (2) as to a given holder of registration rights, when such holder of registration rights can sell all of such holder’s registrable securities in a three month-period pursuant to Rule 144 promulgated under the Securities Act and (3) a change in control of our company.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

•	Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaws

Provisions of our certificate of incorporation and bylaws may delay or discourage transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our certificate of incorporation and bylaws will:

•

permit our board of directors to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors, subject to the rights of any holders of preferred stock;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;

•

not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose);

•

provide that special meetings of our stockholders may be called only by the board of directors, the chairman of the board of directors, our chief executive officer or president (in the absence of a chief executive officer); and

•

provide that stockholders will be permitted to amend certain provisions of our bylaws only upon receiving at least two-thirds of the votes entitled to be cast by holders of all outstanding shares then entitled to vote generally in the election of directors, voting together as a single class.

•

provide that, unless we otherwise consent in writing, a state or federal court located within the State of Delaware shall be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the company, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to the company or our stockholders, (3) any action asserting a claim against the company arising pursuant to any provision of the Delaware General Corporation Law, or (4) any action asserting a claim against the company governed by the internal affairs doctrine.

Exclusive Forum

Our bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law or our certificate of incorporation or bylaws, or (4) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court of law could rule that the choice of forum provision contained in our certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors, officers and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Equiniti Trust Company. The transfer agent and registrar’s address is 1110 Centre Point Curve, Suite 100, Mendota Heights, MN 55120.

Listing

We have been approved to list our Class A common stock on the New York Stock Exchange under the trading symbol “RVLV.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock, and although our Class A common stock has been approved for listing on the New York Stock Exchange, we cannot assure you that there will be an active public market for our Class A common stock following this offering. We cannot predict what effect sales of our shares in the public market or the availability of shares for sale will have on the market price of our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the perception that such sales may occur, however, could adversely affect the market price of our Class A common stock and also could adversely affect our future ability to raise capital through the sale of our Class A common stock or other equity-related securities at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of March 31, 2019 and after giving effect to the Corporate Conversion, the repurchase of an aggregate of 2,400,960 shares of Class B common stock from TSG and Capretto and the conversion of the shares sold by the selling stockholders in this offering into shares of Class A common stock, 11,764,706 shares of our Class A common stock, or 13,529,411 shares of Class A common stock if the underwriters exercise their option to purchase additional shares in full, and 56,664,523 shares of our Class B common stock, or 55,340,994 shares of Class B common stock if the underwriters exercise their option to purchase additional shares in full, will be outstanding. All of the shares of Class A common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for shares of Class A common stock held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, or purchased in this offering by participants in our directed share program who are subject to lock-up restrictions or are restricted from selling shares by Rule 144. The remaining outstanding shares of our Class A common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701, and assuming no extension of the lock-up period and no exercise of the underwriters’ option to purchase additional shares, the shares of our Class A common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	No shares will be eligible for sale on the date of this prospectus; and

•	1,860,890 shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning more than 180 days after the date of this prospectus.

We may issue shares of our Class A common stock from time to time for a variety of corporate purposes, including in capital-raising activities through future public offerings or private placements, in connection with exercise of stock options or warrants, vesting of restricted stock units and other issuances relating to our employee benefit plans and as consideration for future acquisitions, investments or other purposes. The number of shares of our Class A common stock that we may issue may be significant, depending on the events surrounding such issuances. In some cases, the shares we issue may be freely tradable without restriction or further registration under the Securities Act; in other cases, we may grant registration rights covering the shares issued in connection with these issuances, in which case the holders of the Class A common stock will have the right, under certain circumstances, to cause us to register any resale of such shares to the public.

Lock-up Agreements and Market Standoff Provisions

We, our directors and officers and all of the holders of our equity securities have agreed, subject to certain exceptions, not to offer, pledge sell, contract to sell, transfer, lend or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of Morgan Stanley & Co.

LLC and Credit Suisse Securities (USA) LLC, on behalf of the underwriters. These agreements are described below under the section captioned “Underwriters.”

Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC have advised us that they have no present intent or arrangement to release any shares subject to a lock-up with the underwriters and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market for our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate for purposes of the Securities Act and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the completion of this offering, without regard to the registration requirements of the Securities Act or the availability of public information about us, if:

•	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•	the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 566,645 shares immediately after this offering; and

•	the average weekly trading volume in our common stock on the New York Stock Exchange during the four calendar weeks preceding the date of filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. To the extent that shares were acquired from one of our affiliates, a person’s holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 a person who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been one of our affiliates during the immediately preceding 90 days may sell these shares in reliance upon Rule 144, but without being required to comply with the notice, manner of sale or public information requirements or volume limitation provisions of Rule 144. Rule 701 also permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of March 31, 2019, no shares of our outstanding Class B common stock had been issued in reliance on Rule 701 as a result of exercises of stock options.

Stock Options

As of March 31, 2019, and after giving effect to the Corporate Conversion, options to purchase an aggregate of 5,130,502 shares of our Class B common stock were outstanding. We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of our common stock subject to outstanding stock options and all shares issued or issuable under our stock plans. We expect to file the registration statement covering these shares after the date of this prospectus, which will permit the resale of such shares by persons who are non-affiliates of ours in the public market without restriction under the Securities Act, subject, with respect to certain of the shares, to the provisions of the lock-up agreements and market stand-off provisions described above.

Registration Rights

Upon completion of this offering, the holders of 56,664,523 shares of our Class B common stock will be eligible to exercise certain rights to cause us to register their shares for resale under the Securities Act, subject to various conditions and limitations. These registration rights are described under the section of this prospectus captioned “Description of Capital Stock—Registration Rights.” Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable, and a large number of shares may be sold into the public market, which may adversely affect the market price of our common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of shares of our Class A common stock, and it does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, U.S. Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof, and all of which are subject to change, possibly with retroactive effect, which could result in U.S. federal income tax consequences different than those summarized below. We have not sought a ruling from the Internal Revenue Service, or IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary does not address the potential application of any U.S. federal tax other than the income tax, such as the alternative minimum tax, and it does not address the rules regarding qualified small business stock within the meaning of Section 1202 of the Code, the U.S. federal tax on net investment income, the tax considerations arising under the laws of any state, local or other jurisdiction, or any U.S. federal estate, gift or generation-skipping tax. This summary is limited to investors who will hold shares of our Class A common stock as a capital asset for tax purposes. This summary does not address all tax considerations that may be important to a particular investor in light of the investor’s circumstances or to certain categories of non-U.S. investors that may be subject to special rules, including, without limitation:

•	banks, insurance companies or other financial institutions (except to the extent specifically set forth below);

•	tax-exempt or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	qualified foreign pension funds, or entities wholly owned by a qualified foreign pension fund;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	U.S. expatriates, certain former citizens or long-term residents of the United States;

•	persons who hold shares of our Class A common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell shares of our Class A common stock under the constructive sale provisions of the Code.

In addition, if a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) holds shares of our Class A common stock, the tax treatment of its partners generally will depend on the status of the partners and upon the activities of the partnership. This summary does not address tax considerations applicable to partnerships that hold shares of our Class A common stock. Accordingly, partnerships that hold shares of our Class A common stock and partners in such partnerships should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of shares of our Class A common stock arising under the U.S. federal estate, gift, and generation-skipping tax rules or any other U.S. federal tax other than the income tax, as well as under the tax laws of any state, local, non-U.S. or other taxing jurisdiction or any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are a beneficial owner of shares of our Class A common stock (other than a partnership or entity treated as such for U.S. federal income tax purposes) that is not: (1) an individual who is a citizen or resident of the United States, (2) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (4) a trust that (i) is subject to the primary supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If you are a non-U.S. citizen individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to U.S. federal income tax as if they were U.S. citizens. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our Class A common stock.

Distributions on Shares of Class A Common Stock

If we make distributions on shares of our Class A common stock, these distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent these distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in your shares of our Class A common stock, but not below zero, and then will be treated as gain from the sale of stock subject to the tax treatment described below in “Gain on Disposition of Shares of Class A Common Stock.”

Subject to the discussion below regarding withholding on foreign accounts, any dividend paid to you generally will be subject to U.S. withholding either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with a properly executed IRS Form W-8BEN, W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. If you are eligible for a reduced rate of withholding pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If you hold shares of our Class A common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, that are attributable to a permanent establishment maintained by you within the United States) are generally exempt from withholding. In order to claim this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying exemption. Such effectively connected dividends, although not subject to withholding, are taxed at the same graduated U.S. federal income tax rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Shares of Class A Common Stock

Subject to the discussion below regarding withholding on foreign accounts, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of shares of our Class A common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States.);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or other taxable disposition occurs and certain other conditions are met; or

•

shares of our Class A common stock constitute a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of (1) the five-year period preceding the sale or other taxable disposition and (2) your holding period for the shares of our Class A common stock.

If you are described in the first bullet above, you will generally be required to pay tax on the net gain derived from the sale or other taxable disposition at the same graduated U.S. federal income tax rates applicable to U.S. persons (net of certain deductions and credits), and if you are a corporate non-U.S. holder, you may be subject to branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. If you are described in the second bullet above, you will be required to pay a flat 30% tax, or such lower rate as may be specified by an applicable income tax treaty, on the gain derived from the sale or other taxable disposition, which tax may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States).

We believe that we are not currently and we believe we will not become, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as shares of our Class A common stock are regularly traded on an established securities market, shares of our Class A common stock will be treated as a U.S. real property interest only if you actually or constructively hold more than 5% of shares of such regularly traded Class A common stock at any time during the applicable period described above.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any, with respect to such dividends. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

The information reporting and backup withholding rules that apply to payments of dividends to certain U.S. stockholders of our Class A common stock generally will not apply to dividends paid to a non-U.S. holder so long as the non-U.S. holder certifies its foreign status or otherwise establishes an exemption by properly certifying non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our Class A common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and the broker does not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our Class A common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting, but not backup withholding, will apply to a payment of proceeds, even if that payment is made outside of the United States, if you sell shares of our Class A common stock through a non-U.S. office of a broker that is:

•	a U.S. person (including a foreign branch or office of such person);

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business; unless the broker has documentary evidence that the beneficial owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information or returns are furnished to the IRS in a timely manner. You are urged to consult your tax advisor regarding the application of the information reporting and backup withholding rules to you.

Foreign Accounts

U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act, or FATCA, on certain “withholdable payments,” which include payments of dividends on shares of our Class A common stock, and, on or after January 1, 2019, payments of gross proceeds from a sale or other disposition of such stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, and, on or after January 1, 2019, gross proceeds from the sale or other disposition of, shares of our Class A common stock that are paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless(1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules.

The 30% federal withholding tax described in the preceding paragraph cannot be reduced under an income tax treaty with the United States. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements described in (1) above, it generally must enter into an agreement with the U.S. government requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities (each as defined in the Code), annually report certain information about such accounts, and withhold 30% of the amount of certain payments to non-compliant foreign financial institutions and certain other account holders, or it must otherwise qualify for an exemption. Importantly, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States that governs FATCA may be subject to different rules. You should consult your tax advisors regarding the application of these withholding provisions to you.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC are acting as representatives, have severally agreed to purchase, and we and the selling stockholders have agreed to sell to them, severally, the number of shares of Class A common stock indicated below:

Underwriters	Number of Shares
Morgan Stanley & Co. LLC	3,707,682
Credit Suisse Securities (USA) LLC	3,581,998
BofA Securities, Inc.	852,386
Barclays Capital Inc.	745,838
Jefferies LLC	745,838
Cowen and Company, LLC	532,741
Guggenheim Securities, LLC	532,741
Raymond James & Associates, Inc.	532,741
William Blair & Company, L.L.C.	532,741

11,764,706

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $0.648 per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives. Sales of common stock made outside of the United States may be made by affiliates of the underwriters.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,764,705 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less estimated underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to an additional 1,764,705 shares of Class A common stock.

		Total
	Per Share	No Exercise	Full Exercise
Price to public	$18.00	$211,764,708	243,529,398
Underwriting discounts and commissions paid by:
Us:	1.13	3,308,823	3,805,146
The selling stockholders	1.13	9,926,471	11,415,441
Proceeds, before expenses, to us	16.88	49,632,345	57,077,190
Proceeds, before expenses, to the selling stockholders	16.88	148,897,069	171,231,620

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $3.8 million. We have agreed to reimburse the underwriters for reasonable expenses relating to clearance of this offering with the Financial Industry Regulatory Authority and the qualification of the Class A common stock under state securities laws up to $30,000. We have also agreed to reimburse the underwriters for expenses related to the directed share program up to $25,000. Additionally, the underwriters have agreed to reimburse us for certain expenses in connection with this offering.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.

We have been approved to list our Class A common stock on the New York Stock Exchange under the trading symbol “RVLV.”

We and all directors and officers and the holders of substantially all of our outstanding stock and equity securities have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of our or their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. LLC and Credit Suisse Securities (USA) LLC. This agreement does not apply to any existing employee benefit plans. See the section of this prospectus captioned “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option described above. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase shares of Class A common stock in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of common stock in the open market to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We, the selling stockholders, and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.

Directed Share Program

At our request, the underwriters have reserved up to 588,235 shares of Class A common stock, or 5% of the shares offered by this prospectus, for sale at the initial public offering price to individuals through a directed share program, including our directors, executive officers and employees, as well as friends and family members of our executive officers and certain members of senior management, and persons with whom we have a business relationship, to the extent permitted by local securities laws and regulations. If purchased by these persons, these shares will not be subject to a lock-up restriction, except in the case of shares purchased by any director, executive officer or employee, which will be subject to a 180-day lock-up restriction. Pursuant to the underwriting agreement, the sales will be made by Morgan Stanley & Co. LLC through the directed share program. The number of shares of Class A common stock available for sale to the general public will be reduced by the number of reserved shares sold to these individuals. Any reserved shares of our Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our Class A common stock offered by this prospectus. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the directed share program. We have agreed to indemnify Morgan Stanley & Co. LLC and its affiliates against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the reserved shares.

Selling Restrictions

European Economic Area

In relation to each Country of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Country, an offer to the public of any shares of our Class A common stock may not be made in that Relevant Country, except that an offer to the public in that Relevant Country of any shares of our Class A common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Country:

(a)	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Country has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our Class A common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our Class A common stock in any Relevant Country means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase any shares of our Class A common stock, as the same may be varied in that Relevant Country by any measure implementing the Prospectus Directive in that Relevant Country, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Country), and includes any relevant implementing measure in the Relevant Country, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares of our Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our Class A common stock in, from or otherwise involving the United Kingdom.

Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of the Class A common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Los Angeles, California. Ropes & Gray LLP, San Francisco, California, is representing the underwriters.

EXPERTS

The consolidated financial statements of Revolve Group, LLC and subsidiaries as of December 31, 2018 and 2017, and for the years then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our Class A common stock offered by this prospectus. This prospectus constitutes only a part of the registration statement. Some items are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our Class A common stock, we refer you to the registration statement, including the exhibits. Statements contained in this prospectus concerning the contents of any contract or document referred to are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.

You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website at www.sec.gov that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.revolve.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

REVOLVE GROUP, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Managers

Revolve Group, LLC:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Revolve Group, LLC (formerly Advance Holdings, LLC) and subsidiaries (the Company) as of December 31, 2017 and 2018, the related consolidated statements of income, changes in members’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company’s auditor since 2014.

Irvine, California

March 14, 2019, except as to the 9th paragraph of note 2, which is as of May 28, 2019.

REVOLVE GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except unit, share, and per share data)

	December 31,		March 31, 2019
	2017	2018	Actual	Pro forma
			(unaudited)
Assets
Current assets:
Cash	$10,588	$16,369	$27,201
Accounts receivable, net	5,698	5,337	9,487
Inventory	76,174	102,220	97,158
Income taxes receivable	3,708	—	—
Prepaid expenses and other current assets	9,350	15,227	29,846

Total current assets	105,518	139,153	163,692
Property and equipment, net	5,404	5,907	10,280
Intangible assets, net	889	564	483
Goodwill	2,042	2,042	2,042
Other assets	214	731	732
Deferred income taxes	9,909	13,677	14,293

Total assets	$123,976	$162,074	$191,522

Liabilities and Members’/Stockholders’ Equity
Current liabilities:
Accounts payable	$17,854	$20,219	$31,086
Line of credit	15,100	—	—
Income taxes payable	—	917	3,258
Accrued expenses	12,819	18,398	20,913
Returns reserve	19,005	29,184	37,153
Other current liabilities	11,210	13,538	13,392

Total current liabilities	75,988	82,256	105,802

Members’ equity:
Class T Preferred Units, no par value—22,242,073 units authorized, issued and outstanding as of December 31, 2017; 23,551,834 units authorized, issued and outstanding as of December 31, 2018 and March 31, 2019 (unaudited)	15,000	15,000	15,000	—
Class A Common Units, no par value—41,936,219 units authorized, issued and outstanding as of December 31, 2017 and 2018 and March 31, 2019 (unaudited)	2,148	3,548	4,059	—
Stockholders’ equity:
Class A common stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 1,000,000,000 shares authorized and no shares issued or outstanding pro forma	—	—	—	—
Class B common stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 125,000,000 shares authorized and 67,889,013 shares issued and outstanding pro forma	—	—	—	68
Accumulated members’ equity	31,463	61,270	66,661	—
Additional paid-in capital	—	—	—	18,991
Retained earnings	—	—	—	66,661
Non-controlling interest	(623)	—	—	—

Total members’/stockholders’ equity	47,988	79,818	85,720	$85,720

Total liabilities and members’/stockholders’ equity	$123,976	$162,074	$191,522

The accompanying notes are an integral part of these consolidated financial statements.

REVOLVE GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per unit and per share data)

	Years Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Net sales	$399,597	$498,739	$113,305	$137,343
Cost of sales	205,907	233,433	56,872	66,589

Gross profit	193,690	265,306	56,433	70,754
Operating expenses:
Fulfillment	9,458	13,292	2,782	4,495
Selling and distribution	50,766	70,621	15,853	20,591
Marketing	55,476	74,394	15,353	19,498
General and administrative	57,468	65,201	14,940	19,269

Total operating expenses	173,168	223,508	48,928	63,853

Income from operations	20,522	41,798	7,505	6,901
Other expense, net	1,431	631	197	216

Income before income taxes	19,091	41,167	7,308	6,685
Provision for income tax	14,091	10,529	1,976	1,723

Net income	5,000	30,638	5,332	4,962
Less: Net loss attributable to non-controlling interest	347	47	47	—

Net income attributable to Revolve Group, LLC	$5,347	$30,685	$5,379	$4,962

Net income per unit attributable to common unit holders:
Basic	$0.08	$0.47	$0.08	$0.08
Diluted	$0.08	$0.44	$0.08	$0.07
Weighted average common units outstanding:
Basic	41,936	41,936	41,936	41,936
Diluted	44,044	44,584	44,183	44,821
Pro forma earnings per share attributable to common stockholders (unaudited):
Basic		$0.45		$0.07
Diluted		$0.44		$0.07
Pro forma weighted average common shares outstanding (unaudited):
Basic		67,627		67,889
Diluted		70,276		70,776

The accompanying notes are an integral part of these consolidated financial statements.

REVOLVE GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

(In thousands, except unit data)

	Class T Preferred Units		Class A Common Units		Accumulated Members’ Equity	Non- Controlling Interest	Total Members’ Equity
	Number	Amount	Number	Amount
Balance as of December 31, 2016	22,242,073	$15,000	41,936,219	$1,237	$26,116	$(276)	$42,077
Equity-based compensation	—	—	—	911	—	—	911
Net income (loss)	—	—	—	—	5,347	(347)	5,000

Balance as of December 31, 2017	22,242,073	15,000	41,936,219	2,148	31,463	(623)	47,988
Issuance of Units and Repurchases of Non-controlling Interest	1,309,761	—	—	—	(670)	670	—
Equity-based compensation	—	—	—	1,400	—	—	1,400
Cumulative translation adjustment	—	—	—	—	(208)	—	(208)
Net income (loss)	—	—	—	—	30,685	(47)	30,638

Balance as of December 31, 2018	23,551,834	$15,000	41,936,219	$3,548	$61,270	$—	$79,818

	Class T Preferred Units		Class A Common Units		Accumulated Members’ Equity	Non- Controlling Interest	Total Members’ Equity
	Number	Amount	Number	Amount
Balance as of December 31, 2017	22,242,073	$15,000	41,936,219	$2,148	$31,463	$(623)	$47,988
Issuance of Units and Repurchases of Non-controlling Interest (unaudited)	1,309,761	—	—	—	(670)	670	—
Equity-based compensation (unaudited)	—	—	—	109	—	—	109
Net income (loss) (unaudited)	—	—	—	—	5,379	(47)	5,332

Balance as of March 31, 2018 (unaudited)	23,551,834	$15,000	41,936,219	$2,257	$36,172	$—	$53,429

	Class T Preferred Units		Class A Common Units		Accumulated Members’ Equity	Non- Controlling Interest	Total Members’ Equity
	Number	Amount	Number	Amount
Balance as of December 31, 2018	23,551,834	$15,000	41,936,219	$3,548	$61,270	$—	$79,818
Cumulative effect of adoption of ASC 606 (unaudited)	—	—	—	—	286	—	286
Equity-based compensation (unaudited)	—	—	—	511	—	—	511
Cumulative translation adjustment (unaudited)	—	—	—	—	143	—	143
Net income (unaudited)	—	—	—	—	4,962	—	4,962

Balance as of March 31, 2019 (unaudited)	23,551,834	$15,000	41,936,219	$4,059	$66,661	$—	$85,720

The accompanying notes are an integral part of these consolidated financial statements.

REVOLVE GROUP, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Operating activities:
Net income	$5,000	$30,638	$5,332	$4,962
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,849	2,867	729	695
Equity-based compensation	911	1,400	109	511
Deferred income taxes	3,627	(3,768)	508	(616)
Changes in operating assets and liabilities:
Accounts receivable, net	489	361	125	(4,150)
Inventories	(7,012)	(26,046)	(1,846)	(8,383)
Income taxes receivable	(3,372)	3,708	1,455	—
Prepaid expenses and other current assets	(3,067)	(3,356)	1,124	(1,400)
Other assets	(13)	(517)	(76)	(1)
Accounts payable	751	2,365	(5,277)	10,867
Income taxes payable	—	917	—	2,341
Accrued expenses	6,301	5,579	1,762	2,515
Returns reserve	5,807	10,179	7,487	7,969
Other current liabilities	4,208	2,328	724	614

Net cash provided by operating activities	16,479	26,655	12,156	15,924

Investing activities:
Purchases of property and equipment	(2,262)	(3,045)	(440)	(4,987)

Net cash used in investing activities	(2,262)	(3,045)	(440)	(4,987)

Financing activities:
Repayment of line of credit	(15,086)	(15,100)	(15,100)	—
Payment of deferred offering costs	—	(2,521)	—	(248)

Net cash used in financing activities	(15,086)	(17,621)	(15,100)	(248)

Effect of exchange rate changes on cash	—	(208)	—	143
Net (decrease) increase in cash	(869)	5,781	(3,384)	10,832
Cash, beginning of period	11,457	10,588	10,588	16,369

Cash, end of period	$10,588	$16,369	$7,204	$27,201

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$668	$87	$72	$—
Income taxes, net of refunds	$13,892	$9,673	$13	$—

The accompanying notes are an integral part of these consolidated financial statements.

REVOLVE GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business

Revolve Group, LLC, or REVOLVE, formerly Advance Holdings, LLC, is a leading, next-generation fashion eCommerce destination for Millennial consumers. As a trusted, premium lifestyle brand and a go-to source for discovery and inspiration, our websites and mobile applications deliver an aspirational customer experience from a vast, yet curated offering. Our dynamic platform connects a deeply engaged community of consumers, global fashion influencers, and emerging, established and owned brands.

We are headquartered in Los Angeles County, California where we also operate our buying, studio, marketing, fulfillment and administrative functions. Online retail sales accounted for substantially all of our net sales for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019.

In the first quarter of 2018, we launched a localized customer experience in the United Kingdom and Europe with the creation of two new entities, RVLV UK LIMITED (Revolve UK), and FWRD UK LIMITED (Forward UK), which are included in the consolidated results of REVOLVE. Revolve UK commenced operations in May 2018. As of and for the year ended December 31, 2018 and the three months ended March 31, 2019, Forward UK had no assets or operations.

We were originally formed as Advance Holdings, LLC in December 2012 as a Delaware limited liability company. In October 2018, we changed our name to “Revolve Group, LLC.”

Note 2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States, or GAAP, and applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting. The accompanying consolidated financial statements include the balances of Revolve Group, LLC and all of its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. Our fiscal year ends on December 31 of each year.

Except for changes resulting from the adoption of Accounting Standards Codification, or ASC, 606, Revenue from Contracts with Customers, discussed below in the section entitled, “Recent Accounting Pronouncements”, there have been no changes to our significant accounting policies described in our consolidated financial statements and related disclosures as of December 31, 2018 that have had a material impact on the unaudited consolidated financial statements as of and for the three months ended March 31, 2018 and 2019.

Reorganization

Historically, Revolve Group, LLC, formerly Advance Holdings, LLC, or Advance, included its wholly owned subsidiary Advance Development, Inc. who in turn had a majority controlling interest in Forward by Elyse Walker, or FORWARD. A non-controlling interest in FORWARD was held by an outside investor, Capretto, LLC, or Capretto. Twist Holdings, LLC, or Twist, included its wholly owned subsidiaries Alliance Apparel Group, Inc. and Eminent, Inc., doing business as REVOLVE. Twist and Advance were controlled by the same group of owners. Twist and Advance are Delaware limited liability companies formed in 2012. Eminent, Inc. and Advance Development, Inc. are Delaware corporations also formed in 2012. FORWARD was formed in 2011 as a California limited liability company.

REVOLVE GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On March 15, 2018, we reorganized these entities, by contributing Twist and subsidiaries to Advance through an exchange of equity interests in Twist for additional equity interests in Advance, resulting in Advance becoming the parent and reporting entity of the consolidated group of companies. The exchange was done using an equity unit conversion ratio to ensure each Advance and Twist equity unit holder maintained the same intrinsic value before and after the exchange.

The contribution of Twist and subsidiaries in exchange for Advance equity qualified as a combination of entities under common control. Accordingly, the contribution of net assets and the issuance of equity in Advance was recorded at the carrying amounts of assets and liabilities on the date of contribution.

The accompanying consolidated financial statements of Advance include the results of the new consolidated group as if the reorganization took place at the inception of the earliest period presented, January 1, 2017, under the principles of change in reporting entity guidance.

Additionally, on March 15, 2018, Capretto exchanged its equity interest in FORWARD, for an equity interest in Advance in the form of 1,309,761 Class T Units. This exchange took place at book value and at a conversion ratio to ensure that there was neither a gain nor loss upon issuance of equity by Advance to Capretto. As a result, the non-controlling interest in FORWARD was eliminated on this date.

As further described in Note 11, consistent with the reorganization, options to purchase equity units in Twist were exchanged for options to purchase equity units in Advance and the Twist equity incentive plan was terminated.

Reverse Split

On May 24, 2019, we effected a one-for-22.31 reverse split of all of our issued and outstanding Class T Units and Class A Units. All figures have been presented on the basis of the reverse split wherever applicable for all the periods presented in these consolidated financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the allowance for sales returns, the valuation of deferred tax assets, inventory, equity-based compensation, valuation of goodwill, and the reserves for income tax uncertainties and other contingencies.

Net Sales

Revenue is primarily derived from the sale of apparel merchandise through our sites and, when applicable, shipping revenue. Prior to the adoption of ASC 606 on January 1, 2019, revenue was recognized when all of the following criteria were satisfied in accordance with the then applicable accounting literature: (1) persuasive evidence of an arrangement existed; (2) the sales price was fixed or determinable; (3) collectability was reasonably assured; and (4) the product had been shipped and title passed to the customer. These criteria were met when the customer ordered an item, the customer’s credit card had been charged, and the item was fulfilled and shipped to the customer. In accordance with ASC 606, we now recognize revenue through the following

REVOLVE GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

steps: (1) identification of the contract, or contracts, with the customer; (2) identification of the performance obligations in the contract; (3) determination of the transaction price; (4) allocation of the transaction price to the performance obligations in the contract; and (5) recognition of revenue when, or as, we satisfy a performance obligation. A contract is created with our customer at the time the order is placed by the customer, which creates a single performance obligation to deliver the product to the customer. We recognize revenue for our single performance obligation at the time control of the merchandise passes to the customer, which is at the time of shipment. In addition, we have elected to treat shipping and handling as fulfillment activities and not a separate performance obligation.

In accordance with our return policy, merchandise returns are accepted for full refund if returned within 30 days of the original purchase date and may be exchanged up to 60 days from the original purchase date. At the time of sale, we establish a reserve for merchandise returns, based on historical experience and expected future returns, which is recorded as a reduction of sales and cost of sales.

The following table presents a rollforward of our sales reserve return for the years ended December 31, 2017 and 2018, and the three months ended March 31, 2019 (unaudited) (in thousands):

	December 31,		March 31,
	2017	2018	2019
			(unaudited)
Beginning balance	$13,198	$19,005	$29,184
Returns	(385,022)	(530,824)	(147,619)
Provisions	390,829	541,003	155,588

Ending balance	$19,005	$29,184	$37,153

We may also issue store credit in lieu of cash refunds and sell gift cards without expiration dates to our customers. Store credits issued and proceeds from the issuance of gift cards are recorded as deferred revenue, net of breakage, and recognized as revenue when the store credit or gift cards are redeemed or, as a result of the adoption of ASC 606, upon inclusion in our store credit and gift card breakage estimates. Revenue recognized in net sales on breakage on store credit and gift cards for the three months ended March 31, 2019 (unaudited) was $0.2 million. We did not recognize any revenue related to unredeemed gift cards or store credits for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 (unaudited). For more information on the transitional impact of adopting ASC 606, please see the section entitled, “Recent Accounting Pronouncements” below.

Sales taxes and duties collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from net sales. We currently collect sales taxes in all states that have adopted laws imposing sales tax collection obligations on out-of-state retailers and are subject to audits by state governments of sales tax collection obligations on out-of-state retailers in jurisdictions where we do not currently collect sales taxes, whether for prior years or prospectively. No significant interest or penalties related to sales taxes are recognized in the accompanying consolidated financial statements.

We have exposure to losses from fraudulent credit card charges. We record losses when incurred related to these fraudulent charges as amounts have historically been insignificant.

REVOLVE GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cost of Sales

Cost of sales consists of the purchase price of merchandise sold to customers and includes import duties and other taxes, freight-in, defective merchandise returned from customers, receiving costs, inventory write-offs and defective merchandise, and other miscellaneous shrinkage.

Fulfillment

Fulfillment expenses primarily consist of those costs incurred in operating and staffing the fulfillment centers, including costs attributable to inspecting and warehousing inventories, picking, packaging and preparing customer orders for shipment. Fulfillment expenses also includes the cost of warehousing facilities.

Selling and Distribution

Selling and distribution expenses consist of customer service, shipping and other transportation costs incurred delivering merchandise to customers and customers returning merchandise, merchant processing fees and shipping supplies. The amount of shipping and handling costs included in selling and distribution is $31.1 million, $47.1 million, $10.5 million (unaudited), and $13.7 million (unaudited) for the years ended December 31, 2017 and 2018, and the three months ended March 31, 2018 and 2019, respectively.

Marketing

Marketing expenses are expensed as incurred and consist primarily of targeted online performance marketing costs, such as retargeting, paid search/product listing ads, affiliate marketing, paid social, search engine optimization, personalized email marketing and mobile “push” communications through our app. Marketing expenses also include our spend on brand marketing channels, including cash compensation to influencers, events and other forms of online and offline marketing. Marketing expenses are primarily related to growing and retaining the customer base.

General and Administrative

General and administrative expenses consist primarily of payroll and related benefit costs and equity-based compensation expense for employees involved in general corporate functions including merchandising, marketing, studio and technology, as well as costs associated with the use by these functions of facilities and equipment, including depreciation, rent and other occupancy expenses.

Net Income Per Unit

Basic net income per unit attributable to common unit holders represents net income attributable to common unit holders for the period, divided by the weighted average units outstanding during the period. Diluted net income per unit attributable to common unit holders represents net income attributable to common unit holders for the period, divided by the weighted average units outstanding during the period, including the effects of dilutive stock options outstanding. See Note 12 for further information.

Cash

We maintain the majority of our cash in checking accounts with major financial institutions within the United States. Deposits in these institutions may exceed federally insured limits.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accounts Receivable, Net

Accounts receivable, net are composed primarily of amounts due from financial institutions related to credit card sales. We do not maintain an allowance for doubtful accounts related to these receivables as payment is typically received in full within a few business days after the sale. We carry the remaining portion of accounts receivable at invoiced amounts less allowances for doubtful accounts and other deductions. Allowances for doubtful accounts was $0.2 million as of December 31, 2017 and 2018 and $0.1 million (unaudited) for the three months ended March 31, 2019. Management evaluates the ability to collect accounts receivable based on a combination of factors. An allowance for doubtful accounts is maintained based on the length of time receivables are past due and the status of a customer’s financial position. Receivables are written off in the period deemed uncollectible after collection efforts have proven unsuccessful. We do not accrue interest on our trade receivables.

Inventory

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the specific identification method. Cost of inventory includes import duties and other taxes and transport and handling costs. We write down inventory when it appears that the carrying cost of the inventory may not be recovered through subsequent sale of the inventory. We analyze the quantity of inventory on hand, the quantity sold in the past year, the anticipated sales volume, the expected sales price and the cost of making the sale when evaluating the value of our inventory. If the sales volume or sales price of specific products declines, additional write-downs may be required.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of prepaid rent, advanced payments on inventory to be delivered from vendors, prepaid packaging, prepaid insurance, deferred offering costs in connection with our initial public offering, and expected merchandise returns net of related costs as of March 31, 2019, as a result of the adoption of ASC 606.

Property and Equipment, Net

Property and equipment are stated at cost. Repair and maintenance costs are expensed as incurred.

Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. The estimated useful lives of equipment and fixtures, and leasehold improvements range from three to five years or the shorter of the remaining lease term for leasehold improvements.

Impairment of Long-Lived Assets

We review long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. This determination includes evaluation of factors such as future asset utilization and future net undiscounted cash flows expected to result from the use of the assets. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare undiscounted cash flows expected to be generated by that asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. No impairment losses were recognized during the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 (unaudited) and 2019 (unaudited).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Goodwill

Goodwill represents the excess of acquisition cost over the fair value of the related net assets acquired and is not subject to amortization. As of December 31, 2017 and 2018, and the three months ended March 31, 2019 (unaudited), we had goodwill of $2.0 million. We review our goodwill annually for impairment or when circumstances indicate its carrying value may not be recoverable.

We perform this evaluation at the reporting unit level, comprised of the principle business units within our REVOLVE segment, through the application of a two-step fair value test. We have the option to perform a qualitative assessment of whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount before applying the two-step goodwill impairment test. If we conclude it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then there is no need to perform the two-step impairment test. The first step in the two-step test compares the carrying value of the reporting unit to its estimated fair value, which is based on the expected present value of future cash flows (income approach), comparable public companies and acquisitions (market approach) or a combination of both. If fair value is lower than the carrying value, then a second step is performed to quantify the amount of the impairment. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

We perform our annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. No goodwill impairment was recorded for the years ended December 31, 2017 or 2018 or the three months ended March 31, 2018 (unaudited) and 2019 (unaudited).

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are recorded net on the face of the balance sheet. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We recognize the effect of income tax positions only if those positions are more-likely than-not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Deferred tax assets are recognized to the extent it is believed that these assets are more likely than not to be realized. In assessing the realizability of deferred tax assets, management considers whether it is more-likely than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely than-not that we will realize the benefits of these deductible differences, net of the valuation allowance. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

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Equity-based Compensation

We measure equity-based compensation expense associated with the options granted based on the estimated fair values of the awards at grant date using the Black-Scholes option valuation model. For options with service conditions only, equity-based compensation expense is recognized over the requisite service period using the straight-line method. Forfeitures are recorded as they occur. See Note 11 for additional details.

We have historically granted options that contain performance conditions. The performance conditions for these awards have been met and the expense associated with these awards has been fully recognized.

Employee Benefit Plan

We sponsor a qualified 401(k) defined contribution plan covering eligible employees. Participants may contribute a percentage of their pretax earnings annually, subject to limitations imposed by the Internal Revenue Service. We have the ability to make discretionary contributions to the 401(k) plan but have not done so to date.

Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Fair Value Measurements

We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. We determine fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. The carrying amounts for our cash, accounts receivable, accounts payable, line of credit and accrued expenses approximate fair value due to their short-term maturities. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities.

•

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full-term of the asset or liability.

•

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

Comprehensive Income

We have no significant transactions or activity, other than net income, that would be considered part of comprehensive income.

Unaudited Interim Consolidated Financial Information

The accompanying consolidated balance sheet as of March 31, 2019, the consolidated statements of income and cash flows for the three months ended March 31, 2018 and 2019, and the consolidated statements of changes

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in members’ equity for the three months ended March 31, 2018 and 2019 are unaudited. The unaudited interim consolidated financial statements have been prepared on the same basis as the audited annual consolidated financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for the fair statement of our financial position as of March 31, 2019, and the results of our operations and our cash flows for the three months ended March 31, 2018 and 2019. The financial data and other information disclosed in these notes related to the three months ended March 31, 2018 and 2019 are unaudited. The results for the three months ended March 31, 2019 are not necessarily indicative of results to be expected for the year ending December 31, 2019 or any other interim periods, or any future year or period.

Unaudited Pro Forma Information

The accompanying unaudited pro forma consolidated balance sheet as of March 31, 2019 has been prepared to give effect to our conversion to a corporation whereby all outstanding Class T Units and Class A Units are converted into shares of Class B common stock as if the proposed corporate conversion had occurred on March 31, 2019.

Unaudited Pro Forma Earnings Per Share

Unaudited pro forma basic and diluted earnings per share attributable to common stockholders assumes the conversion of all of the outstanding Class T and Class A Units of Revolve Group, LLC to Class B common stock as if the proposed corporate conversion had occurred at the beginning of the respective periods. In conjunction with the corporate conversion, the holders of Class T Units will receive an aggregate of 2,400,960 shares of our Class B common stock, representing the total preference amount for the Class T Units.

Certain Risks and Concentrations

We are subject to certain risks, including dependence on third-party technology providers and hosting services for our website servers, exposure to risks associated with online commerce security, credit card fraud, as well as the interpretation of state and local laws and regulations in regards to the collection and remittance of sales and use taxes. We do not have significant vendor concentrations.

Recently Adopted Accounting Pronouncements

Under the Jumpstart Our Business Startups Act, or the JOBS Act, we meet the definition of an emerging growth company. We have elected to use this extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

On January 1, 2016, we early adopted Accounting Standards Update, or ASU, No. 2016-18, Statement of Cash Flows: Restricted Cash (Topic 230), which requires that the statement of cash flows explain the change during the period in the total cash, cash equivalents and restricted cash. The standard is effective for annual periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The early adoption of the ASU did not have a material impact on our consolidated financial statements and related disclosures.

On January 1, 2017, we adopted ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. The objective of the standard is to reduce the existing diversity in practice related to classification of certain cash receipts and payments in the statement of cash flows by adding or clarifying guidance on eight specific cash flow issues. As a result, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The adoption of the ASU did not have a material impact on our consolidated financial statements and related disclosures.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On January 1, 2017, we adopted ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The guidance simplifies several aspects of the accounting for share-based payment transactions and related tax impacts, the classification of excess tax benefits on the statement of cash flows, statutory tax withholding requirements, and other stock-based compensation classification matters. We elected to account for forfeitures as they occur, rather than estimate expected forfeitures at the grant date. The adoption of the ASU did not have a material impact on our consolidated financial statements and related disclosures.

On January 1, 2017, we adopted ASU No. 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory. This standard amends existing guidance to simplify the measurement of inventory by requiring certain inventory to be measured at the lower of cost or net realizable value. The ASU defines net realizable value as the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation, and is applicable for inventory accounted for under the first-in, first-out method. The adoption of this standard did not have a material impact on our consolidated financial statements and disclosures.

On January 1, 2018, we adopted ASU No. 2017-09, Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting, (ASU 2017-09) which clarifies when changes to the terms or conditions of share-based payment awards require an entity to apply modification accounting. The new guidance must be applied prospectively to awards modified on or after the adoption date. The adoption of the ASU did not have a material impact on our consolidated financial statements.

On January 1, 2019 we adopted ASU No. 2016-16, Income Taxes (Topic 740): Intra-Entity Transfer of Assets Other than Inventory. This ASU removes the prohibition against the immediate recognition of the current and deferred income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. The adoption of this ASU in the first quarter of 2019 did not have a material impact on our consolidated financial statements.

On January 1, 2019 we adopted ASU No. 2014-09, Revenue from Contacts with Customers (Topic 606), and its subsequent updates, which replaces most existing revenue recognition guidance under ASC 605. It provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. Upon the adoption of ASC 606 under the modified retrospective approach, we have recorded a net increase of $0.3 million to beginning retained earnings as of January 1, 2019 resulting primarily from the recognition of breakage revenue from estimated unredeemed store credit and gift cards over the expected customer redemption period. In addition, we have prospectively separately stated expected merchandise to be returned net of related costs within prepaid expenses and other current assets rather than including it in our inventory balance within our consolidated balance sheets. Results for reporting periods beginning January 1, 2019 and thereafter are presented under ASC 606, while prior period amounts have not been adjusted and continue to be reported in accordance with ASC 605.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As a result of applying Topic 606, the impact to our consolidated balance sheet as of March 31, 2019 (unaudited) was as follows (in thousands):

	March 31, 2019
	As reported	Impact due to ASC 606	Without adoption
Assets:
Inventory	$97,158	$14,181	$111,339
Prepaid expenses and other current assets	29,846	(13,445)	16,401
Total assets	191,522	736	192,258
Liabilities:
Other current liabilities	13,392	927	14,319
Total current liabilities	105,802	927	106,729
Member’s equity:
Accumulated members’ equity	66,661	(191)	66,470
Total liabilities and equity	191,522	736	192,258

As a result of applying Topic 606, the impact to our statement of income for the three months ended March 31, 2019 (unaudited) was as follows (in thousands):

	March 31, 2019
	As reported	Impact due to ASC 606	Without adoption
Net sales	$137,343	$(167)	$137,176
Selling and distribution	20,591	(262)	20,329
Net income	4,962	95	5,057

As a result of applying Topic 606, the impact to our consolidated statement of cash flows for the three months ended March 31, 2019 (unaudited) was not material.

See Note 13 “Segment Information” for disaggregation of revenue by brand and by geographic area.

Accounting Pronouncements Not Yet Effective

In January 2017, the Financial Accounting Standards Board, or FASB, issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment, which simplifies the accounting for goodwill impairment by removing step two from the goodwill impairment test. Under this new guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The update also eliminates the requirement for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment. This guidance is effective for annual or interim goodwill impairment tests in fiscal years beginning December 15, 2021 with early adoption permitted. We do not expect that this ASU will have a significant impact on our consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). A lessee is generally required to recognize the lessee’s rights and obligations resulting from leases on the balance sheet by recording a right-of-use asset and a lease liability. The new standard requires lessees to classify leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. This new lease guidance is effective for annual periods beginning after December 15, 2019 and interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted. As currently issued, the standard requires recognizing and measuring leases using a modified retrospective approach or allowing for application of the guidance at the beginning of the period in which it is adopted by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption rather than at the beginning of the earliest comparative period presented. We are evaluating the potential impact of this ASU on our consolidated financial statements and related disclosures.

Note 3. Goodwill and Other Intangible Assets, Net

The carrying value of goodwill as of December 31, 2017 and 2018, and March 31, 2019 (unaudited) was $2.0 million. No goodwill impairment was recorded for the years ended December 31, 2017 or 2018 or the three months ended March 31, 2018 (unaudited) and 2019 (unaudited).

The gross amounts and accumulated amortization of our acquired identifiable intangible assets with finite useful lives as of December 31, 2017 and 2018 and March 31, 2019 (unaudited), included in intangible assets, net in the accompanying consolidated balance sheets, are as follows (in thousands):

		December 31,		March 31,
	Useful life	2017	2018	2019
				(unaudited)
Customer relationships	3 – 6 years	$381	$381	$381
Trademarks	4 – 7 years	1,690	1,690	1,690

Total intangible assets		2,071	2,071	2,071
Less accumulated amortization		(1,182)	(1,507)	(1,588)

Total intangible assets, net		$889	$564	$483

Our amortization expense for acquired identifiable intangible assets with finite useful lives was $0.3 million for each of the years ended December 31, 2017 and 2018 and $0.1 million for each of the three months ended March 31, 2018 (unaudited) and 2019 (unaudited), respectively. Future estimated amortization expense for acquired identifiable intangible assets are as follows (in thousands):

Amortization Expense
(unaudited)
Year ending December 31:
Remaining 2019	$224
2020	252
2021	7

Total amortization expense	$483

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,		March 31,
	2017	2018	2019
			(unaudited)
Expected merchandise returns, net(1)	$—	$—	$13,445
Advanced payments on inventory to be delivered from vendors	4,983	6,664	5,469
Deferred offering costs	—	2,521	2,769
Prepaid rent	124	460	262
Prepaid insurance	873	1,013	661
Prepaid packaging	275	443	426
Other	3,095	4,126	6,814

Total prepaid expenses and other current assets	$9,350	$15,227	$29,846

(1)

Reflects the adoption of ASC 606. Prior period amounts have not been restated and continue to be reported under accounting standards in effect for those periods. For more information on the transitional impact of adopting ASC 606, please see the section entitled “Recent Accounting Pronouncements” in Note 2.

Note 5. Property and Equipment, Net

Property and equipment, net is summarized as follows (in thousands):

	December 31,		March 31,
	2017	2018	2019
			(unaudited)
Computer equipment	$2,915	$3,469	$3,641
Leasehold improvements	2,611	2,826	3,434
Office and warehouse equipment and fixtures	4,102	5,052	8,788
Other	2,682	4,000	4,427

Total property and equipment	12,310	15,347	20,290
Less accumulated depreciation	(6,906)	(9,440)	(10,010)

Total property and equipment, net	$5,404	$5,907	$10,280

Total depreciation expense for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019 was $2.5 million, $2.5 million, $0.7 million (unaudited), $0.6 million (unaudited), respectively. For the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019, $2.2 million, $2.2 million, $0.6 million (unaudited), and $0.5 million (unaudited), respectively, was recorded in general and administrative expense and $0.3 million, $0.3 million, $0.1 million (unaudited), and $0.1 million (unaudited), respectively, was recorded in fulfillment expense in the accompanying consolidated statements of income.

Note 6. Line of Credit

On March 23, 2016, we closed our existing line of credit and entered into a new line of credit agreement with Bank of America, N.A, with an expiration date of March 23, 2021. We had $25.0 million outstanding on the legacy line of credit as of March 23, 2016, which was transferred over to the new line of credit.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The new line of credit provides us with up to $75.0 million aggregate principal in revolver borrowings, based on eligible inventory and accounts receivable less reserves, and expires on March 23, 2021. Borrowings under the credit agreement accrue interest, at our option, at (1) a base rate equal to the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate and (c) the LIBOR rate plus 1.00%, in each case plus a margin ranging from 0.25% to 0.75%, or (2) an adjusted LIBOR rate plus a margin ranging from 1.25% to 1.75%. The weighted-average interest rate of debt outstanding at December 31, 2017 was 5%. No debt was outstanding at December 31, 2018 or March 31, 2019 (unaudited).

We are also obligated to pay other customary fees for a credit facility of this size and type, including an unused commitment fee. The credit agreement also permits us, in certain circumstances, to request an increase in the facility by an additional amount of up to $25.0 million (in minimum amounts of $5 million) at the same maturity, pricing and other terms. Our obligations under the credit agreement are secured by substantially all of our assets. The credit agreement also contains customary covenants restricting our activities, including limitations on our ability to sell assets, engage in mergers and acquisitions, enter in transactions involving related parties, obtain letters of credit, incur indebtedness or grant liens or negative pledges on our assets, make loans or make other investments. Under the covenants, we are prohibited from paying cash dividends with respect to our capital stock.

As of December 31, 2017 we had $15.1 million outstanding on the new line of credit. As of December 31, 2018 and March 31, 2019 (unaudited), there were no amounts outstanding under the new line of credit and we were in compliance with all covenants.

Note 7. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,		March 31,
	2017	2018	2019
			(unaudited)
Salaries and related benefits	$8,228	$6,259	$4,695
Selling and distribution	1,244	2,090	2,386
Marketing	728	6,223	7,992
Sales taxes	851	1,970	2,824
Other	1,768	1,856	3,016

Total accrued expenses	$12,819	$18,398	$20,913

Note 8. Other Current Liabilities

Other current liabilities consist of the following (in thousands):

	December 31,		March 31,
	2017	2018	2019
			(unaudited)
Store credit(1)	$6,476	$9,900	$9,665
Gift cards(1)	1,201	1,568	1,601
Other	3,533	2,070	2,126

Total other current liabilities	$11,210	$13,538	$13,392

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)

Reflects the adoption of ASC 606. Prior period amounts have not been restated and continue to be reported under accounting standards in effect for those periods. For more information on the transitional impact of adopting ASC 606, please see the section entitled “Recent Accounting Pronouncements” in Note 2.

Note 9. Income Taxes

The components of the provision for income tax expense (benefit) are as follows (in thousands):

	December 31, 2017
	Current	Deferred	Total
U.S. federal	$8,656	$3,763	$12,419
State and local	1,808	(136)	1,672

	$10,464	$3,627	$14,091

	December 31, 2018
	Current	Deferred	Total
U.S. federal	$9,877	$(2,847)	$7,030
State and local	3,867	(921)	2,946
Foreign	553	—	553

	$14,297	$(3,768)	$10,529

The components of net deferred tax assets (liabilities) are as follows (in thousands):

	December 31,
	2017	2018
Deferred tax assets:
Tax basis goodwill	$2,663	$2,398
Investment in FORWARD	2,466	2,402
Accrued liabilities, reserves and other	6,217	9,283
UNICAP	1,530	3,071
Equity-based compensation	467	855
Net operating loss	1,169	1,291

Total gross deferred tax assets	14,512	19,300
Valuation allowance	(1,169)	(1,291)

Total deferred tax assets, net of valuation allowance	13,343	18,009

Deferred tax liabilities:
Prepaid expenses and reserves	(2,524)	(3,723)
State taxes	(230)	48
Depreciation	(428)	(487)
Intangible assets	(252)	(170)

Total gross deferred liabilities	(3,434)	(4,332)

Total net deferred tax assets	$9,909	$13,677

As of December 31, 2017 and 2018, we had gross federal and state operating loss carryforwards of $8.4 million, and $9.3 million, respectively, primarily related to our FORWARD segment. If not utilized, these

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losses will begin to expire in 2034. For the years ended December 31, 2017 and 2018, we recorded a full valuation allowance of $1.2 million and $1.3 million, respectively, on the net operating loss carryforwards deferred tax asset, as management concluded that it is more-likely than-not that the asset will not be realized.

Our effective tax rate was different than the statutory U.S. federal income tax rate for the following reasons:

	December 31,
	2017	2018
Computed “expected” tax expense	35.0%	21.0%
Deferred rate adjustment	27.0	—
Valuation allowance	6.1	0.2
State and local income taxes, net of federal tax benefit	4.7	5.7
Nondeductible partnership book loss	0.6	—
Foreign-derived intangible income	—	(1.6)
Meals and entertainment	0.3	1.3
Other	0.1	(1.0)

	73.8%	25.6%

On December 22, 2017, the U.S. Tax Cuts and Jobs Act, or the Tax Reform Act, was signed into law. The Tax Reform Act significantly revised the U.S. corporate income tax law by, among other things, lowering the U.S. corporate tax rate from 35% to 21%, effective January 1, 2018 and repealing the Alternative Minimum Tax. Accounting Standards Codification, or ASC, 740 requires that the impact of tax legislation be recognized in the period in which the law was enacted. We recorded tax expense of $5.1 million due to the remeasurement of deferred tax assets and liabilities in the year ended December 31, 2017 as a result of the Tax Reform Act.

For the year ended December 31, 2017, Twist Holdings, LLC and Advance Holdings, LLC filed separate consolidated federal and state income tax returns. For the year ended December 31, 2018, we will file one consolidated federal and state income tax return for Revolve Group, LLC. We believe that there are no uncertain tax positions that would impact the accompanying consolidated financial statements. We do not anticipate there will be a material change in our recognition of uncertain tax positions in the next 12 months.

The tax years ended December 31, 2015 through 2017 for Twist Holdings, LLC, the tax years ended December 31, 2014 through 2017 for Advance Holdings, LLC, and the tax year ended December 31, 2018 for Revolve Group, LLC remain subject to possible examination by the Internal Revenue Service and possible examination by state tax jurisdictions. No interest or penalties related to income taxes are recognized in the accompanying consolidated financial statements.

Note 10. Members’ Equity

The limited liability company interests of our members are divided into noncertificated units. There are Class T Units, or Preferred Units, and Class A Units, or Common Units. The holders of Class T and Class A units are entitled to one vote per unit.

Preferred Units

At December 31, 2017 there were 22,242,073 Preferred Units outstanding with a preference amount of $40.0 million. Upon liquidation, sale or dissolution, distributions are first distributed to holders of Preferred

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Units until the preference amount, which represents a return of capital, has been satisfied. As a result of the reorganization on March 15, 2018, an additional 1,309,761 Preferred Units were issued to Capretto with a preference amount of $0.8 million. As of December 31, 2018 and March 31, 2019 (unaudited), there were 23,551,834 Preferred Units outstanding with a preference amount of $40.8 million (Preferred Distribution). Distributions in excess of the preference amount are distributed to holders of the Preferred Units and Common Units, pro rata according to the number of such units held.

Common Units

At December 31, 2017 and 2018, and March 31, 2019 (unaudited), there were 41,936,219 Common Units outstanding. Common Units are subordinate to the Preferred Units with respect to rights upon liquidation, winding up and dissolution of our company. Distributions in excess of the preference amount are distributed to holders of the Preferred Units and Common Units, pro rata according to the number of such units held.

Non-Controlling Interest

As described in Note 2, for the year ended December 31, 2017 and through March 15, 2018, Capretto, LLC held a non-controlling interest in FORWARD. For the year ended December 31, 2017 a loss of $0.3 million was attributable to the non-controlling interest. The balance of non-controlling interest was reclassified to members’ equity on March 15, 2018.

Note 11. Equity-based Compensation

In 2013, Twist and Advance adopted equity incentive plans, which we refer to as the Twist Plan and Advance Plan, pursuant to which the board of managers may grant options to purchase Class A Unit options to officers and employees. Class A Unit options can be granted with an exercise price equal to or greater than the unit’s fair value at the date of grant. All issued awards have 10 year terms and generally vest and become fully exercisable annually over five years of service from the date of grant. Awards will become fully vested upon the sale of the company.

On March 15, 2018, in connection with the reorganization described in Note 2, Advance issued Class T and Class A units to its members in exchange for the Class T and Class A units of Twist, and all outstanding options to purchase Class A units of Twist granted under the Twist Plan, each of which we refer to as Twist Options, were exchanged for options to purchase Class A units of Advance under the Advance Plan, each of which we refer to as a Converted Option. The number of Advance Class A units and the per unit exercise price of each Converted Option was adjusted from the underlying Twist Option by taking into account the implied value of Twist and Advance as of immediately before the exchange and in a manner that did not result in an increase to the intrinsic value of the Converted Option. In connection with the reorganization described in Note 2, the Advance Plan was amended to increase the maximum number of Class A units available to be issued to 6,207,978. All future option grants made prior to an initial public offering will be issued under the Advance Plan. As no incremental value was created for the option holders as a result of the restructuring, no incremental equity-based compensation expense was recorded for the year ended December 31, 2018 related to the exchange.

The grant-date fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires inputs such as expected term, fair value per unit of our Class A Units, as discussed further below, expected volatility and risk-free interest rate. These inputs are subjective and generally require significant analysis and judgment to develop. We utilized the simplified method for calculating expected term, using the average of the vesting period and the contractual life

REVOLVE GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of the option. Since our equity is not publicly traded and our shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The dividend yield is 0%, as we have not paid, nor do we expect to pay, dividends. The risk-free interest rate is based on the implied yield available on U.S. Treasury issues with an equivalent remaining term.

The fair value of our Class A Units is calculated at the time of each option grant based upon information available at the time of grant. Given the absence of a public trading market for our equity, our board of directors has exercised reasonable judgement and considered several factors to determine the best estimate of the fair value of our equity, including input from management and contemporaneous third-party valuations. For the options granted during 2017, the fair value per Class A Unit was calculated by us using a market multiples valuation approach by applying a multiple to historical financial performance and adjusting for changes in cash, third-party debt, liquidation preferences of holders of our Preferred Units, and assumed cash to be received from option exercises. For options granted in 2018, we relied on valuations of our Class A Units prepared by an independent third-party valuation firm in accordance with the guidance provided by the American Institute of Certified Public Accountants 2013 Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, the results of which were aligned with our internal valuation approach.

The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of management judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our equity-based compensation expense could be materially different. Following an initial public offering by the Company, valuation models, including estimates and assumptions used in such models, will not be necessary to estimate the fair value of our common stock, as shares of our common stock will be traded in the public market and the fair value of equity-based awards will be determined based on the closing price of our common stock as reported on the date of grant.

The weighted average assumptions for the grants in the years ended December 31, 2017 and 2018 are provided in the following table. There were no grants for the three months ended March 31, 2019 (unaudited). All historical data presented in the tables within this footnote has been recast to retroactively reflect all unit and per unit data of options as if they had been issued by Advance under the new equity structure.

	December 31,
	2017	2018
Valuation assumptions:
Expected dividend yield	—%	—%
Expected volatility	40.2%	43.4%
Expected term (years)	6.5	6.5
Risk-free interest rate	1.9%	2.6%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Equity option activity during the period indicated for the Advance Plan is as follows:

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (000’s)
Balance at January 1, 2017	3,710,101	$3.69	7.1	$17,576
Granted	465,638	8.65	10.0
Exercised	—	—	—
Forfeited	(107,178)	6.58	—
Expired	—	—	—

Balance at December 31, 2017	4,068,561	4.18	6.4	23,575

Exercisable at December 31, 2017	2,939,799	3.08	5.4	20,091
Vested and expected to vest	4,068,561	4.18	6.4	23,575

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (000’s)
Balance at January 1, 2018	4,068,561	$4.18	6.4	$23,575
Granted	1,130,127	13.86	10.0
Exercised	—	—	—
Forfeited	(59,384)	11.79	—
Expired	—	—	—

Balance at December 31, 2018	5,139,304	6.22	7.1	48,416

Exercisable at December 31, 2018	3,219,068	3.37	5.8	39,475
Vested and expected to vest	5,028,753	6.23	7.1	47,354

	Number of Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (000’s)
Balance at January 1, 2019	5,139,304	$6.22	7.1	$48,416
Granted	—	—	—
Exercised	—	—	—
Forfeited	(8,802)	15.62	—
Expired	—	—	—

Balance at March 31, 2019 (unaudited)	5,130,502	6.21	6.6	48,416

Exercisable at March 31, 2019 (unaudited)	3,488,582	3.69	5.4	41,671
Vested and expected to vest	5,019,951	6.21	6.5	47,354

The weighted average grant-date fair value of options granted during the years ended December 31, 2017 and 2018 was $3.71 and $6.48 per unit, respectively. There were no options granted during the three months ended March 31, 2019 (unaudited).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2018 and March 31, 2019 (unaudited), there was $9.0 million and $8.1 million of total unrecognized compensation cost related to unvested options granted under the Advance Plan, which is expected to be recognized over a weighted average service period of 4.6 years and 4.3 years, respectively.

Equity-based compensation cost that has been included in general and administrative expense in the accompanying consolidated statements of income amounted to $0.9 million, $1.4 million, $0.1 million (unaudited), and $0.5 million (unaudited) for the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 and 2019, respectively. There was no income tax benefit recognized in the consolidated statements of income for equity-based compensation arrangements for any period presented.

Note 12. Net Income Per Unit

Basic net income per unit is based on the weighted average number of Common Units outstanding. Diluted net income per unit is based on the weighted average number of Common Units and common unit equivalents outstanding. Common unit equivalents included in the computation represent shares issuable upon assumed exercise of outstanding options to purchase Common Units, except when their inclusion would be anti-dilutive, calculated using the treasury stock method. Additionally, as discussed in Note 10, Preferred Units share equally in distributions subsequent to the settlement of the Preferred Distribution. Accordingly, Preferred Units are considered participating units and are included in the calculation of basic and diluted net income per unit.

The following table presents the calculation of basic and diluted net income per common unit:

	Years Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
	(in thousands, except per unit data)
			(unaudited)
Numerator
Net income	$5,000	$30,638	$5,332	$4,962
Net income attributable to preferred units	(1,853)	(10,957)	(1,878)	(1,785)
Net loss attributable to non-controlling interest	347	47	47	—

Net income attributable to common unit holders	$3,494	$19,728	$3,501	$3,177
Denominator
Weighted average units used to compute basic net income per common unit	41,936	41,936	41,936	41,936
Effect of dilutive stock options	2,108	2,648	2,247	2,885
Weighted average units used to compute diluted net income per common unit	44,044	44,584	44,183	44,821
Net income per unit attributable to common unit holders—basic	$0.08	$0.47	$0.08	$0.08
Net income per unit attributable to common unit holders—diluted	$0.08	$0.44	$0.08	$0.07

The following have been excluded from the computation of basic and diluted net income per common unit as their effect would have been anti-dilutive:

	Years Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Outstanding options to purchase Common Units	504,938	1,161,656	504,938	1,067,517

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Pro Forma Earnings Per Share

The following table presents the calculation of unaudited pro forma basic and diluted earnings per share attributable to common stockholders assuming the conversion of all of the outstanding Class T and Class A Units of Revolve Group, LLC to Class B common stock as if the proposed corporate conversion had occurred at the beginning of the respective periods:

	Year Ended December 31, 2018	Three Months Ended March 31, 2019
	(in thousands, except per share data, unaudited)
Numerator
Net income	$30,638	$4,962
Net loss attributable to non-controlling interest	47	—

Net income attributable to common stockholders	$30,685	$4,962
Denominator
Weighted average shares used to compute basic earnings per share	41,936	41,936
Assumed effect of conversion of preferred units	25,691	25,953
Weighted average number of shares used to compute pro forma basic earnings per share attributable to common stockholders	67,627	67,889
Effect of dilutive stock options	2,649	2,887
Weighted average number of shares used to compute pro forma diluted earnings per share attributable to common stockholders	70,276	70,776
Pro forma earnings per share attributable to common stockholders—basic	$0.45	$0.07
Pro forma earnings per share attributable to common stockholders—diluted	$0.44	$0.07

Note 13. Segment Information

We have two reportable segments, REVOLVE and FORWARD, each offering clothing, shoes, accessories, and beauty products available for sale to customers through their respective websites. Our reportable segments have been identified based on how our chief operating decision makers manage our business, make operating decisions, and evaluate operating performance. Our chief operating decision makers are our co-chief executive officers. We evaluate the performance of our reportable segments based on net sales and gross profit. Management does not evaluate the performance of our reportable segments using asset measures.

Revenue from external customers for each group of similar products and services is not reported to our chief operating decision makers. The separate identification for purposes of segment disclosure is impracticable, as it is not readily available and the cost to develop would be excessive. During the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 (unaudited) and 2019 (unaudited), no customer represented over 10% of net sales.

REVOLVE GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes our net sales and gross profit for each of our reportable segments (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
Net sales
REVOLVE	$330,577	$433,548	$97,013	$122,651
FORWARD	69,020	65,191	16,292	14,692

Total	$399,597	$498,739	$113,305	$137,343

Gross profit
REVOLVE	$169,070	$241,061	$50,632	$65,263
FORWARD	24,620	24,245	5,801	5,491

Total	$193,690	$265,306	$56,433	$70,754

All of our long-lived assets and goodwill are located in the United States as of the years ended December 31, 2017 and 2018 and the three months ended March 31, 2018 (unaudited) and 2019 (unaudited). The following table lists net sales by geographic area (in thousands):

	Years Ended December 31,		Three Months Ended March 31,
	2017	2018	2018	2019
			(unaudited)
United States	$324,622	$409,320	$91,203	$115,405
Rest of the world(1)	74,975	89,419	22,102	21,938

Total net sales	$399,597	$498,739	$113,305	$137,343

(1)	No individual country exceeded 10% of total net sales for any period presented.

Note 14. Related Party Transactions

Capretto holds Preferred Units in Revolve Group, LLC. Elyse Walker Pacific Palisades is a specialty boutique located in Southern California and is owned by Capretto. We purchased $0.2 million and $0.1 million in products from Elyse Walker Pacific Palisades during the years ended December 31, 2017 and 2018, respectively. There were no significant amounts purchased in products from Elyse Walker Pacific Palisades during the three months ended March 31, 2018 (unaudited) or 2019 (unaudited). As of December 31, 2017 and 2018, and March 31, 2019 (unaudited) there were no material accounts payable relating to these purchases.

TSG Consumer Partners, or TSG is a related party of TSG6 L.P., an investor in our Company. We incurred $0.3 million of management fees from TSG for each of the years ended December 31, 2017 and 2018 and $0.1 million (unaudited) and $0.1 million (unaudited) for the three months ended March 31, 2018 and 2019. There were no amounts owed to TSG as of December 31, 2017 and 2018 and March 31, 2019 (unaudited).

We have provided loans to certain employees of our Company. As of December 31, 2017 and 2018, and March 31, 2019 there was $0.3 million, $0.1 million, and $0.1 million (unaudited), respectively, in accounts receivable related to these loans.

REVOLVE GROUP, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15. Commitments and Contingencies

Leases

We lease office and warehouse space and equipment used in connection with our operations under various operating leases, some of which provide for rental payments on a graduated basis, rent holidays and other incentives. At the inception of the lease, we evaluate each agreement to determine whether the lease will be accounted for as an operating or capital lease. We record rent expense on a straight-line basis over the lease period. Any lease incentives are recognized as reductions of rental expense on a straight-line basis over the term of the lease.

Rental expense was $1.7 million, $3.6 million, $0.7 million (unaudited), and $1.5 million (unaudited) for the years ended December 31, 2017 and 2018, and three months ended March 31, 2018 and 2019, respectively, and is included in fulfillment expenses and general and administrative expenses in the accompanying consolidated statements of income. On September 20, 2018, we entered into a five-year lease for approximately 281,000 square feet of fulfillment and office space located in Cerritos, California. Under the terms of the lease, we began paying a monthly rent expense of $0.2 million in November 2018.

Rental expense included in fulfillment expenses was $1.0 million, $1.7 million, $0.3 million (unaudited), and $0.9 million (unaudited) for the years ended December 31, 2017 and 2018 and three months ended March 31, 2018 and 2019, respectively.

Rental expense included in general and administrative expenses was $0.7 million, $1.9 million, $0.4 million (unaudited), and $0.6 million (unaudited) for the years ended December 31, 2017 and 2018 and three months ended March 31, 2018 and 2019, respectively.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2018 are as follows (in thousands):

Operating Leases
Year ending December 31:
2019	$5,282
2020	5,717
2021	4,233
2022	3,198
2023	3,197

Total minimum lease payments	$21,627

Legal Proceedings

In the ordinary course of business, we may be involved in various legal proceedings, lawsuits, disputes, or claims, related to alleged infringement of third-party patents and other intellectual property rights, commercial, employment, wage and hour, and other claims. The outcome of any such claim or litigation is inherently uncertain. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16. Subsequent Events

On April 9, 2019, we granted 67,232 options (unaudited) to purchase Class A units of Revolve Group, LLC at an exercise price of $15.62 per unit. The grant-date fair value of these options of $6.48 is expected to be recognized as compensation expense over the vesting period of five years.

On April 11, 2019, we entered into a sublease agreement to sublet approximately 28,200 square feet of one our existing fulfillment centers and will receive sublease rental income of approximately $25,000 per month beginning May 1, 2019 and lasting through the remaining lease term ending February 28, 2021.

11,764,706 Shares